HARMONY GOLD MINING COMPANY LIMITED

Technical Report Summary of the
Mineral Resources and Mineral Reserves
for
Moab Khotsong Operations
Free State Province, South Africa

Effective Date: June 30, 2024
Final Report Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa

IMPORTANT NOTICE

This Technical Report Summary has been prepared for Harmony Gold Mining Company Limited in support of disclosure and filing requirements with the United States Securities and Exchange Commission’s (SEC) under Subpart 1300 of Regulation S-K 1300 and; Section 229.601(b)(96) of Regulation S-K. The quality of information, estimates, and conclusions contained in this Technical Report Summary apply as of the effective date of this report. Subsequent events that may have occurred since that date may have resulted in material changes to such information, estimates and conclusions in this summary.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa
QP Consent and Sign-off

I have read and understood the requirements of:

•the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the “SAMREC Code, 2016 edition”)
•the Harmony Guidelines on the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
•Subpart 1300 (17 CFR 229.1300) of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (“Regulation S-K 1300”)

I am a Competent Person as defined by the SAMREC Code, 2016 edition and the Qualified Person (“QP”) under Regulation S-K 1300, having more than five years` experience that is relevant to the style of mineralization and type of deposit described in the Report, and to all activities for which I am accepting responsibility and have been appointed as QP for Moab Khotsong Mineral Resources and Mineral Reserves.

I am a Member of SACNASP and my registration is as follow:

Mineral Resource
Van Heerden Esterhuizen
SACNASP (South African Council for Natural Scientific Professions)
Nr 124879
Years’ Experience: 13

I have reviewed the tables and graphs included for the Moab Khotsong Mineral Resource and Mineral Reserve which will be used in the 2024 Harmony Gold Mineral Resource and Mineral Reserve Report to which this Consent Statement applies.

I acknowledge responsibility for all the Sections of the TRS report and as the QP and author I relied on information provided by various subject experts.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

/s/ Van Heerden Esterhuizen
___________________________________
Mr Van Heerden Esterhuizen
B.Sc. (Hons) Geology
SACNASP (124879)
Acting Ore Reserve Manager, Moab Khotsong Operations
Harmony Gold Mining Company Limited

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa
List of Contents
Effective Date: June 30, 2024

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Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa
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Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa
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Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa

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Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa
List of Figures

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Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa
List of Tables

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Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa
Units of Measure and Abbreviations

Unit / Abbreviation	Description or Definition
°C	degrees Celsius
µm	Micrometers
2D	Two-dimensional
3D	Three-dimensional
AE	Abnormal expenditure
Ag	Silver
AngloGold	AngloGold Limited
Au	Gold
Ave.	Average
BMD	Below mine datum
Bn	Billion
c.	Approximately
CIP	Carbon-In-Pulp
cm	Centimeter
cmg/t	Centimeter-grams per tonne
CODM	Chief Operating Decision-Maker
Company	Harmony Gold Mining Company Limited
COP	Code of Practice
CRG	Central Rand Group
CRM	Certified Reference Material
CV	Coefficient of Variation
DMRE	Department of Mineral Resources and Energy
DWS	Department of Water and Sanitation
EIA	Environmental Impact Assessment
EMPR	Environmental Management Program
EMS	Environmental Management System
ESG	Environmental Social and Governance
ETF’s	Exchange Traded Funds
EW-SX	Electro-wining solvent extraction
FX	Foreign Exchange rate
g	Gram
g/t	Grams per metric tonne
GHG	Greenhouse gas
GISTM	Global Industry Standard on Tailings Management
Harmony	Harmony Gold Mining Company Limited
HPE	Hydro-powered
kg	Kilogram
km	Kilometer
km2	Square kilometer
kWh	Kilowatt-hour
LDL	Lower detection limit
LIB	Long Inclined Borehole
LOM	Life of Mine
Ltd	Limited
m	Meter
M	Million
m3/hr	Cubic meters per hour
masl	Meters above sea level
MCC	Mining Charter Compliance
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa

Unit / Abbreviation	Description or Definition
MCF	Mine Call Factor
Mintek	South Africa's national mineral research organization
Moz	Million troy ounces
MPRDA	Mineral and Petroleum Resources Development Act, 28 of 2002
Mt	Million tonnes
Mtpa	Million tonnes per annum
Mtpm	Million tonnes per month
NEMA	National Environmental Management Act, 107 of 1998
No.	Number
NPV	Net present value
oz	Troy ounce
PSD	Particle Size Distribution
Pty	Proprietary
QA/QC	Quality Assurance/Quality Control
QP	Qualified Person
ROM	Run-of-Mine
SACNASP	South African Council for Natural Scientific Professions
SAMREC	The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	Securities and Exchange Commission
SGM	Sequential Grid Mining
SLP	Social Labour Plan
STD	Standard Deviation
t	Metric tonne
t/m3	Tonne per cubic meter
TMM	Trackless mobile machinery
TRS	Technical Report Summary
TSF	Tailings Storage Facility
USD	United States Dollars
USD/oz	United States Dollar per troy ounce
WRG	West Rand Group
WUL(s)	Water Use License(s)
ZAR	South African Rand
ZAR/kg	South African Rand per kilogram

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa
Glossary of Terms

Term	Definition
Co-kriging	A method that is used to predict the value of the point at unobserved locations by sample points that are known to be spatially interconnected by adding other variables that have a correlation with the main variable or can also be used to predict 2 or more variables simultaneously.
Cut-off grade	Cut-off grade is the grade (i.e. the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.
Dilution	Unmineralized rock that is by necessity, removed along with ore during the mining process that effectively lowers the overall grade of the ore.
Head grade	The average grade of ore fed into the mill.
Economically viable	Economically viable, when used in the context of Mineral Reserve determination, means that the qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.
Indicated Mineral Resource	Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a probable Mineral Reserve.
Inferred Mineral Resource	Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.
Kriging	A method of interpolation based on Gaussian process governed by prior covariances. It uses a limited set of sampled data points to estimate the value of a variable over a continuous spatial field
Mine Call Factor	The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling.
Measured Mineral Resource	Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Mineral Reserve	Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Mineral Resource	Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State, South Africa

Term	Definition
Modifying Factors	Modifying factors are the factors that a qualified person must apply to Indicated and Measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A qualified person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves. These factors include but are not restricted to; mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
Pre-Feasibility Study
A pre-feasibility study (or preliminary feasibility study) is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.
(1) A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a qualified person to determine if all or part of the Indicated and Measured Mineral Resources may be converted to Mineral Reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable.
(2) A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.

Probable Mineral Reserve	Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.
Proven Mineral Reserve	Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource.
Qualified Person
A qualified person is:
(1) A mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and
(2) An eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must:
(i) Be either:
(A) An organization recognized within the mining industry as a reputable professional association; or
(B) A board authorized by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field;
(ii) Admit eligible members primarily on the basis of their academic qualifications and experience;
(iii) Establish and require compliance with professional standards of competence and ethics;
(iv) Require or encourage continuing professional development;
(v) Have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and
(vi) Provide a public list of members in good standing.

Tailings	Finely ground rock of low residual value from which valuable minerals have been extracted is discarded and stored in a designed dam facility.
Tailings Freeboard	The vertical height between the beached tailings against the embankment crest and the crest itself.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
1Executive Summary
Section 229.601(b)(96) (iii)(B)(1)
The Qualified Person(s) (“QP”) of Harmony Gold Mining Company Limited (“Harmony” or the “Company”) has prepared this Technical Report Summary (“TRS”) to disclose the Mineral Resource and Mineral Reserve estimates for the Company’s Moab Khotsong Operations (“Moab Khotsong”). The TRS has been prepared in accordance with the U.S. Securities and Exchange Commission’s (“SEC”) Regulation S-K 1300, with an effective date as at June 30, 2024. No material changes have occurred between the effective date and the date of signature of this TRS.

This TRS updates the TRS filed by Harmony on Moab Khotsong on October 31, 2022, named Exhibit 96.5 Technical Report Summary of the Mineral Resources and Mineral Reserves for Moab Khotsong Operations, Free State Province, South Africa, which was effective on June 30, 2022. This TRS is being prepared to satisfy the requirement of Item 1302(e)(6) of regulation S-K. An economic assessment was included, using a detailed discounted cashflow analysis for the Mineral Reserves, excluding all scheduled Inferred Mineral Resource which is not reported under Mineral Reserve.

Property Description
Moab Khotsong comprises the underground and surface assets associated with two mines, namely Moab Khotsong Mine and Great Noligwa Mine, which Harmony acquired from AngloGold Ashanti Limited (“AngloGold”) in 2018. Both are deep level gold mines, operating at depths of between 2km and 3km. They are situated directly south of the Vaal River approximately 10km east of the town of Orkney, in the Free State Province of South Africa. The primary reef mined is the Vaal Reef, with additional production being sourced from the C Reef.

Moab Khotsong is sub-divided by major faults into three distinct geographical mining areas. These are referred to as Top Mine, accessed through Great Noligwa shaft and Moab Khotsong shaft, Middle Mine, accessed through Moab Khotsong shaft, and Zaaiplaats designed to be accessed through a decline system off the base of the Moab Khotsong shaft. Men, material and ore is conveyed vertically through a shaft hoisting system. Underground horizontal travelling is by rail and foot. Inter levels are connected by a series of incline systems equipped with chairlifts.

Ore processing takes place at the Noligwa gold and uranium processing facility located approximately 7km from the Moab Khotsong shaft. Ore is transported by rail to the facility after being hoisted to surface. The milled ore follows a reverse gold leach method using an acid uranium leach, gold cyanide leach, CIP and electro winning process in order to extract the gold bullion.

Harmony’s Moab Khotsong mineral tenure comprises two mining rights covering approximately 10,991 hectares (“ha”), namely:
•NW30/5/1/2/2/15 MR valid from September 12, 2007 to September 12, 2037; and
•NW30/5/1/1/2/16 MR valid from August 20, 2008 to August 19, 2038.

The two mining rights have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office. These rights include the extraction of gold, silver, nickel and uranium. Both mining rights are valid and remain effective unless cancelled or suspended. Under the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”), Harmony is entitled to apply to renew the mining right on its expiry. There are no known legal proceedings that may influence the right to mine.

Ownership
Moab Khotsong is wholly owned by Harmony, including the associated mineral rights. Harmony acquired Moab Khotsong from AngloGold in March 2018.

Geology and Mineralization
Moab Khotsong is situated within the Klerksdorp Goldfield on the western margin of the Witwatersrand Basin of South Africa, one of the most prominent gold provinces in the world. The major gold bearing conglomerate reefs are mostly confined to the Central Rand Group (“CRG”) of the Witwatersrand Supergroup.
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa

The CRG is up to 2,100m thick in the Vaal River area and the general orientation of the Witwatersrand Supergroup succession in this goldfield is interpreted as southwest-trending and southeast dipping. A series of northeast-trending faults including the Buffelsdoorn, the Kromdraai, the Buffels East and the Jersey Faults, is a key feature of the Klerksdorp Goldfield and the key structural features at Moab Khotsong are related to this series of faults.

Moab Khotsong exploits gold mineralization occurring in the Vaal Reef. This reef is stratigraphically located near the top of the Johannesburg Sub-group, within the CRG. The Vaal Reef ranges in depth at Moab Khotsong from 1,500m below mine datum (“BMD”) to 3,400m BMD. Gold mineralization also occurs in the stratigraphically higher C Reef, which lies approximately 225m above the Vaal Reef. However, the C Reef typically contributes less than 5% to the mining production.

The Vaal Reef consists of a thin basal conglomerate and a thicker upper sequence of conglomerates, which are separated by barren orthoquartzite. The thickness of Vaal Reef reaches up to 280cm with an average channel width of approximately 90cm. The C Reef is an approximately 10cm thick conglomerate, which commonly has a 5mm to 20mm thick carbon seam at the base.

The gold mineralization at Moab Khotsong succeeded a period of deep burial, fracturing, and alteration. The gold and other elements are believed to have been precipitated through the reaction of hydrothermal fluids at high temperatures along the reef horizons.

Current Status of Exploration, Development and Operation
Great Noligwa Mine was originally developed by the Anglo American Corporation Limited (“AAC”) and known as Vaal River No.8 Shaft. Work on Great Noligwa was initiated in 1968, and the mine produced its first gold in 1972. Great Noligwa Mine reached its peak of mining production in the late 1990s, producing up to 1,000koz of gold per annum. Production has reduced over time and the operation is nearing the end of its life, with current operations concentrated on the mining of the shaft pillar.

The Moab Khotsong Mine was developed by AngloGold and is the youngest of South Africa’s deep-level gold mines. The Middle Mine at Moab Khotsong came into production in 2003, and as such, the Moab Khotsong Mine can be considered a well-established operation producing at steady state.

Zaaiplaats project received Board approval in October 2021. Development has already started, and Mineral Reserves were stated as from June 2021.

The Vaal and C reefs at Moab Khotsong have been extensively explored. Harmony continues to conduct underground production and exploration drilling and channel (chip) sampling. Sampling of underground drill hole intersections, as well as sampling of established stopes on the reef horizon, enable the geological model to be updated monthly as new data is generated. Harmony has budgeted ZAR48.4M for infill exploration drilling, which will be used to improve the level of confidence in the structural model.

Mineral Resource Estimate
The Mineral Resources for both the Vaal Reef and C Reef at Moab Khotsong were estimated by the Harmony QP in Datamine™ Studio RM software. The Qualified Person (QP) created block models based on a verified electronic database containing surface drill hole data, as well as underground drilling, mapping, and chip sampling data obtained until November 2023. Gold values were estimated using ordinary and simple macro kriging interpolation methods. Uranium is extracted as a by-product of gold production.

The Mineral Resources were originally prepared, classified and reported according to the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (“SAMREC, 2016”). For the purposes of this TRS, the Mineral Resources have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K) which is similar to the SAMREC 2016 classification scheme. The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized in Table 1-1.

The QP compiling the Mineral Resource estimates is Mr V Esterhuizen, who is the Acting Ore Reserve Manager, and who is a Harmony employee.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 1-1: Summary of the Moab Khotsong Mineral Resources as at June 30, 2024 (Exclusive of Mineral Reserves)1-8

METRIC	Gold			Uranium
Mineral Resource Category	Tonnes (Mt)	Grade (g/t)	Content (kg)	Tonnes(Mt)	Grade (Kg/t)	Content (Kg)
Measured	2.938	17.32	50,895	—	—	—
Indicated	2.888	15.38	44,417	5.826	1.17	6,817,224
Total / Ave. Measured + Indicated	5.826	16.36	95,312	5.826	1.17	6,817,224
Inferred	2.703	18.16	49,098	2.703	0.71	1,925,445

IMPERIAL	Gold			Uranium
Mineral Resource Category	Tons (Mt)	Grade (oz/t)	Content (Moz)	Tons(Mt)	Grade (lb/t)	Content (Mlb)
Measured	3.239	0.505	1.636	—	—	—
Indicated	3.183	0.449	1.428	6.423	2.340	15.029
Total / Ave. Measured + Indicated	6.423	0.477	3.064	6.423	2.340	15.029
Inferred	2.980	0.530	1.579	2.980	1.424	4.245
Notes:
1.    The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). The Qualified Person responsible for the estimate is V. Esterhuizen, who is the Acting Ore Reserve Manager, and who is a Harmony employee.
2.    The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3. No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4. The Mineral Resources are reported using a cut-off value per area of 500cmg/t, 1000cm.g/t and 1350cm.g/t determined at a gold price of USD1,878/oz.
5. Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7. Rounding as required by reporting guidelines may result in apparent summation differences.
8. The Mineral Resource estimate is for Harmony’s 100% interest.
9. The Mineral Resource estimate for Uranium is reported under Indicated and Inferred Resource category as a gold production by-product.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). The same criteria is used in both the SAMREC 2016 and S-K reporting.

Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes for Middle Mine, Top Mine and Zaaiplaats. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers Modifying Factors, dilution, ore losses, minimum mining widths and planned mine call factors. In the opinion of the QP, given that Moab Khotsong is an established operation, the Modifying Factors informing the Mineral Reserve estimates would at minimum, satisfy the confidence levels of a Feasibility Study. Zaaiplaats is in the execution phase of the project.

The declared Mineral Reserves are depleted to generate the Moab Khotsong cash flows. The economic analysis of the cash flows displays positive NPV of ZAR1,545 million profit after OCD and Capital and are deemed both technically and economically achievable. Uranium is extracted as a by-product of gold production.

The reported Mineral Reserve estimate as at June 30, 2024 for Gold and Uranium is summarized in Table 1-2.

The QP compiling the Mineral Reserve estimates is Mr V Esterhuizen, who is the Acting Ore Reserve Manager, and who is a Harmony employee.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 1-2: Summary of the Moab Khotsong Mineral Reserves as at June 30, 20241-7

METRIC	Gold			Uranium
Mineral Reserve Category	Tonnes (Mt)	Grade (g/t)	Content (kg)	Tonnes(Mt)	Grade (Kg/t)	Content (Kg)
Proved	3.360	7.69	25,848	—	—	—
Probable	10.277	8.14	83,671	13.637	0.35	4,762,876
Total (Proved + Probable)	13.637	8.03	109,519	13.637	0.35	4,762,876

IMPERIAL	Gold			Uranium
Mineral Reserve Category	Tons (Mt)	Grade (oz/t)	Content (Moz)	Milled Tons (Mt)	Grade (lb/t)	Content (Mlb)
Proved	3.704	0.224	0.831	—	—	—
Probable	11.329	0.237	2.690	15.032	0.699	10.500
Total (Proved + Probable)	15.032	0.234	3.521	15.032	0.699	10.500
Notes:
1. The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). The Qualified Person responsible for the estimate is V. Esterhuizen, who is the Acting Ore Reserve Manager, and who is a Harmony employee.
2. Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3. Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4. Gold content is recovered gold content after taking into consideration the modifying factors.
5. Mineral Reserves are reported using a cut-off grades per mining area of 1,200cm.g/t, 1,300cm.g/t and 1,800 cm.g/t determined using a gold price of USD1,772/oz gold.
6. Rounding as required by reporting guidelines may result in apparent summation differences.
7. Mineral Reserves for Uranium is reported under the Probable category as a by-product of gold extraction.

Capital and Operating Cost Estimates
The capital cost estimates for the Reserve plans for Great Noligwa Mine and Moab Khotsong Mine are determined at a corporate level, using the business plan as the basis. The capital cost estimate for Zaaiplaats has been developed as part of the Feasibility Study and is considered to be of industry-standard Feasibility Study level of confidence. The capital costs are those associated with major equipment outside the main operating sections which is termed abnormal expenditure (“AE”), infrastructure development, ongoing capital development (“OCD”) and Mining Charter Compliance (“MCC”). A summary of the capital cost estimates for Moab Khotsong, including Zaaiplaats, are shown in Table 1-3. This includes ongoing, stay in business and project capital. Capital cost estimates are completed at Feasibility Study level of accuracy for the remaining mines excluding Zaaiplaats.

The operating cost estimates for Moab Khotsong and Zaaiplaats are categorised into direct and total costs. A summary of the operating cost estimates for Moab Khotsong, including Zaaiplaats, are shown in Table 1-4, which are completed to Feasibility Study level of accuracy. The unit costs (Total cost including capital and royalty) over the Reserve plan is ZAR927 303/kg. The cashflow with unit costs are included further on in the document.

The capital and operating costs are reported in ZAR terms and on a real basis. The economic analysis, including the capital and operating costs are reported for the period comprising financial year (“FY”) July - June. Both the capital and operating estimates are accounted for in the economic analysis of Moab Khotsong, and the results of the economic analysis for Zaaiplaats demonstrate a positive discounted NPV.

Table 1-3: Summary of the Mineral Reserve Plan Capital Cost Estimate for Moab Khotsong

Capital Cost Element (ZAR'000s)	Total Reserve Plan (FY2025 - FY2044)
OCD	4,842,375
AE	1,100,617
Shaft Projects	525,490
Major Projects	7,703,930
MCC	526,017
Total	14,698,429
Notes: Rounding of figures may result in minor computational discrepancies.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 1-4: Summary of Operating Cost Estimates for Moab Khotsong

Operating Cost Element (ZAR'000)	Total Reserve Plan (FY2025 - FY2044)
Wages - Payroll 1	10,493,967
Wages - Payroll 2	15,497,016
Stores and Materials	9,274,723
Electric Power and Water	18,776,465
Outside Contractors	3,483,914
Other	7,923,905
Direct Costs	65,449,990
Pumping Allocation	2,242,867
Refining Charge	232,968
Uranium Allocation	(2,766,022)
Hostel Cost	(173,039)
Backfill Cost	560,843
Plant Treatment Cost	8,056,681
Working Cost Transfer to Capital	(507,780)
Workshops allocations	380,651
Care and Maintenance	1,385,604
Re-allocated costs	9,412,773
Mine Overheads Re-allocated	4,863,126
Total	79,725,889

Permitting Requirements
All relevant mining, and environmental permits and licenses are in place and are valid and are shown in Table 1-5. All permits are audited regularly for compliance and no material risks to the operations have been identified.

Based on the environmental studies undertaken to date, there are no sensitive areas or any other environmental factors, including interested and affected parties and/or studies that could have a material effect on the likelihood of eventual economic extraction. Harmony is committed to maintaining good relationships with regulatory authorities, industries, communities, business partners and surrounding stakeholders.

Table 1-5: Status of Environmental Permits and Licenses

Permit Holder	Permit / License	Reference No.	Issued By	Date Granted	Validity
Harmony	EMPR	NW30/5/1/2/2/15&16MR	DMRE	21-Oct-2022	LOM
Harmony	Atmospheric Emission Licence	AEL/FS/MKO- HGM/14/10/2019F	DFFE	29-Jan-2021	30-Jan-26
Harmony	Waste Management Licence	NWP/WM/DK2/ 2018/04/01/02	DARD	13-Mar-2019	LOM
Harmony	Water Use Licence	08/C24B/AGJ/9799	DWS	12-Nov-2020	12-Nov-40

Conclusions
The QP’s opinion is that the mine plan is achievable under the set of assumptions and parameters used in this TRS and that Moab Khotsong Mine, including Zaaiplaats, show positive NPV which supports the Mineral Resource and Mineral Reserve estimates.

Moab Khotsong did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Recommendations
Exploration drilling has been recommended. The program has been designed for Mineral Resource replacement to fill the production gap between the current mine and the production build up at the future Zaaiplaats project, and also to refine the geological model for the Zaaiplaats block. Drill targets have been identified and the exploration plan is focusing on improving the geological confidence within the northeastern corner of Lower Mine. Above 101 Level drilling is targeting the area A Vaal Reef blocks adjacent to the Jersey fault and potential ‘blue sky’ Vaal Reef blocks caught up within the Jersey fault zone. Below 101 Level drilling will upgrade structural confidence of the larger Lower Mine block. Some of the drill holes budgeted for will also be utilized for geotechnical analysis.

Zaaiplaats design and scheduling will be adjusted as new orebody information becomes available through continuous exploration.

Resource growth opportunities have been identified below 76 level. Brown fields exploration is required to confirm Vaal Reef blocks that are situated below 76 Level that can potentially be accessed.

Opportunities in blocks that have been moved into inventory continues to be investigated, especially adjacent areas to current mining with synergies.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
2Introduction
Section 229.601(b)(96) (iii)(B) (2) (i-v)
This TRS on Moab Khotsong has been prepared for the registrant, Harmony. The TRS has been prepared in accordance with Regulation S-K 1300. It has been prepared to meet the requirements of Section 229.601(b)96 - Technical Report Summary. The purpose of this TRS is to provide open and transparent disclosure of all material, exploration activities, Mineral Resource and Mineral Reserve information to enable the investor to understand Moab Khotsong which forms part of Harmony’s activities.

This TRS has been prepared from the following sources of information:
•Competent Persons Report (Ore Reserve Statement for period ended June 30, 2024, Technical Report for Moab Khotsong Operations) (prepared by Mr V Esterhuizen) dated June 30, 2024;
•Base geological and mine planning data;
•various technical reports;
•the 2024 and 2025 Harmony Corporate Business Plan; and
•published Harmony 2024 Mineral Resources and Mineral Reserves Report as at June 30, 2024 (“HAR-RR24”).

The TRS was prepared by a QP employed on a full-time basis by the registrant. The QP’s qualifications, areas of responsibility and personal inspection of the property are summarized in Table 2-1.

Table 2-1: QP Qualification, Section responsibilities and Personal Inspections

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr V. Esterhuizen	SACNASP, GSSA	BSc Hons (Geol)	All sections	Full time employed on the property

The QP states that this TRS updates the TRS filed by Harmony on Moab Khotsong on October 31, 2022, named Exhibit 96.5 Technical Report Summary of the Mineral Resources and Mineral Reserves for Moab Khotsong Operations, Free State Province, South Africa, which was effective on June 30, 2022. This updated TRS has an effective date as at June 30, 2024 and no material changes have occurred between the effective date and the date of signature.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
3Property Description and Location
Section 229.601(b)(96) (iii)(B) (3) (i-vii)
Moab Khotsong comprises two operating underground deep level gold mines, namely the Moab Khotsong Mine and the Great Noligwa Mine. Moab Khotsong is sub-divided by major faults into three distinct geographical mining areas. These are referred to as Top Mine, accessed through Great Noligwa shaft and Moab Khotsong shaft, Middle Mine, accessed through Moab Khotsong shaft, and Zaaiplaats designed to be accessed through a decline system off the base of the Moab Khotsong shaft. Men, material and ore is conveyed vertically through a shaft hoisting system. Underground horizontal travelling is by rail and foot. Inter levels are connected by a series of incline systems equipped with chairlifts.

Ore processing takes place at the Noligwa gold and uranium processing facility located approximately 7km from the Moab Khotsong shaft. Ore is transported by rail to the facility after being hoisted to surface. The milled ore follows a reverse gold leach method using an acid uranium leach, gold cyanide leach, CIP and electro winning process in order to extract the gold bullion.

Production at Great Noligwa commenced in 1972, whilst Middle Mine came into production in 2003. Zaaiplaats, located to the southwest of Middle Mine, received Board approval in October 2021. Development has already started, and Mineral reserves were issued as from June 2021.

At longitude 26°48'03.3"E and latitude 26°59'12.7"S, Moab Khotsong is approximately 180km from Johannesburg. The mine is located approximately 10km east of Orkney and directly south of the Vaal River, which forms the border between the North West and Free State provinces. The location of Moab Khotsong and the associated mines are shown in Figure 3-1.

3.1Mineral Tenure
South African Mining Law is regulated by the MPRDA which is the predominant piece of legislation dealing with acquisitions or rights to conduct reconnaissance, prospecting and mining. There are several other pieces of legislation which deal with such ancillary issues such as royalties (the Mineral and Petroleum Resources Royalty Act, 2008), title registration (the Mining Titles Registration Act, 1967), and health and safety (the Mine Health and Safety Act, 1996).

Harmony holds two mining rights, which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office. These rights cover a total combined area of 10,991.13ha for the mining of gold, silver, nickel and uranium. Both mining rights are valid and remain effective unless cancelled or suspended. Under the MPRDA, Harmony is entitled to apply to renew the mining right on its expiry. Harmony’s mining rights pertaining to Moab Khotsong are presented in Table 3-1 and their location is shown in Figure 3-2.

Table 3-1: Summary of Mining Rights for Moab Khotsong

License Holder	License Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Harmony	MR	NW(15) MR	September 12, 2007	11-Sep-2037	1,372.47
Harmony	MR	NW(16) MR	August 20, 2008	19-Aug-2038	9,618.66
Total					10,991.13

There are no known legal proceedings (incl. violations or fines) against the Company which threatens its mineral rights, tenure, or operations. Taxes and royalties payments are up to date in line with South African government requirements.

3.2Property Permitting Requirements
All relevant underground mining and surface right permits, and any other permit related to the work conducted on the property have been obtained and are valid.

Harmony has access to all the properties it requires to conduct its current mining activities. The surface right areas are sufficient in size and nature to accommodate the required surface infrastructure to facilitate current and planned mining and processing operations.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Harmony monitors complaints and litigation against the Company as part of its risk management systems, policies, and procedures. There is no material litigation (including violations or fines) against the Company as at the date of this report which threatens its property permitting. The Company is also not aware any land claims or other legal proceedings that may have an influence on the rights to mine the minerals.

Figure 3-1: Location of Moab Khotsong

N
Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
Top Mine
Great Noligwa Shaft
Middle Mine
Vaal River
Great Noligwa Mine
Moab Khotsong Shaft
Orkney
Kopanang Mine
Zaaiplaats
R 30
R 76
Mining Right
National Road
Secondary Road
Towns/Villages
River
Plant
Mine Division
Shaft Position
27°00'S
0
5km
26°40'E

Figure 3-2: Legal Tenure of Moab Khotsong

Potchefstroom
Klerksdorp
Moab Khotsong
Parys
Orkney
N
Mining Right
Surface Right
Purchased Assets
Secondary Road
Towns/Villages
River
0
5km
26°47'E
27°00'S

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
4Accessibility, Climate, Local Resources, Infrastructure and Physiography
Section 229.601(b)(96) (iii)(B) (4) (i-iv)
4.1Accessibility
Moab Khotsong is located approximately 30km from the town of Klerksdorp, which is on the N12 national road. The mine is located approximately 10km southeast of the town of Orkney. The mine can be reached via tarred roads from all main access points in South Africa. Access to the mines are restricted by security fencing, security guards, booms and lockable gates at the main entrance. In addition, a communication system and access control system monitors personnel entering and leaving the mine properties.

4.2Physiography and Climate
Moab Khotsong is situated approximately 1,310 meters above sea level (“masl”) within the Highveld region of South Africa. The surrounding area is characterized by undulating plains interspersed by rocky peaks. The operations are situated immediately south of the Vaal River. No significant topographical disturbances are expected from mining operations. However, the topography is affected by tailings dams, waste rock dumps and solid waste disposal sites.

Klerksdorp has a semi-arid climate, with warm to hot summers and cool, dry winters. The average annual precipitation is 482mm. Heavy thunderstorms between November and February, during which much of the rainfall occurs.

The seasonal fluctuations in mean temperatures between the warmest and the coldest months vary between a minimum 5°C in winter to a maximum of 29°C in summer. The month of July is generally the coldest month with the hottest month typically being February.

The local climate does not pose any risk to the production at Moab Khotsong, and the operations continue throughout the year.

4.3Local Resources and Infrastructure
Infrastructure in the region is well established supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure.

The Moab Khotsong operation is powered by electricity from Eskom Holdings State Owned Company (“SOC”) Limited (“Eskom”), and has the necessary water and power infrastructure to support the Life of Mine up to 2044 and beyond. Supplies and labour force are readily available through well established supply and human resources management systems and teams across the company.

Moab Khotsong Mine has a single vertical shaft. Great Noligwa Mine has a twin vertical shaft and a dedicated ore processing plant. Moab Khotsong is sub-divided by major faults into three distinct geographical mining areas. These are referred to as Top Mine, accessed through Great Noligwa shaft and Moab Khotsong shaft, Middle Mine, accessed through Moab Khotsong shaft, and Zaaiplaats designed to be accessed through a decline system off the base of the Moab Khotsong shaft. Men, material and ore is conveyed vertically through a shaft hoisting system. Underground horizontal travelling is by rail and foot. Inter levels are connected by a series of incline systems equipped with chairlifts.

Ore processing takes place at the Noligwa gold and uranium processing facility located approximately 7km from the Moab Khotsong shaft. Ore is transported by rail to the facility after being hoisted to surface. The milled ore follows a reverse gold leach method using an acid uranium leach, gold cyanide leach, CIP and electro winning process in order to extract the gold bullion.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
5History
Section 229.601(b)(96) (iii)(B) (5) (i-ii)
5.1Historical Ownership and Development
Great Noligwa Mine was developed by AAC and was originally known as Vaal River No. 8 Shaft. Work on Great Noligwa was initiated in 1968, and the mine produced its first gold in 1972. Great Noligwa reached its production peak of around 1,000koz per annum in the late 1990s and at present, mining activity at Great Noligwa Mine is concentrated on the extraction of pillars. The Great Noligwa Shaft Pillar Extraction project was approved by the technical and investment committees for implementation in 2020. The chosen option is based on the partial extraction of reef blocks with a central stabilizing pillar to maintain the integrity of both shaft barrels. In addition to this smaller remnants left during historic mining has been re-evaluated and included into the Reserve plan based on consideration of modifying factors such as and not limited to costs, gold price, content and accessibility.

The Moab Khotsong Mine was developed by AngloGold and is the youngest of South Africa’s deep-level gold mines. It came into production in 2003 and has been continuously economically exploited since then. Great Noligwa was merged with Moab Khotsong Mine in 2014, and since the merger of the two mines, annual production has been in the order of 250koz of gold.

Harmony assumed ownership of Moab Khotsong in March 2018 and has since added the Zaaiplaats area to the Mineral Resources and Mineral Reserves. The inclusion of Zaaiplaats in the Reserve plan has extended the life of Moab Khotsong for 22 years up to 2044 and the overall production is expected to be in the order of 200koz of gold per annum.

The historical ownership and associated activities related to Moab Khotsong are summarized in Table 5-1.

Table 5-1: Summary of Historical Ownership Changes and Activities at Moab Khotsong

Year	Asset History Highlights
1968	The Vaal River No. 8 Shaft system and the gold plant comes into production.
1972	Vertical sub-shaft commissioned.
1991	Anglo American initiates the development of Vaal River No.11 Shaft.
1998	AngloGold Ashanti was formed through the merger of the gold interests of Anglo American and its associated companies.
1999	Vaal River No. 8 Shaft renamed to Great Noligwa and No. 11 Shaft renamed to Moab Khotsong
2003	Moab Khotsong mine comes into production.
2014	Great Noligwa mine merged into Moab Khotsong.
2017	Great Noligwa production footprint reduced.
2018	Harmony takes ownership and control of Moab Khotsong from AngloGold Ashanti.
2020	Great Noligwa Shaft Pillar extraction starts.
2021	Zaaiplaats Board approval and start of project.

5.2Historical Exploration
Exploration work in the area surrounding Great Noligwa was undertaken in the 1950s and 1960s. The work was initially limited to surface drilling. An extensive surface exploration program was conducted across the Vaal River area by AAC.

After the establishment of Great Noligwa Mine, brownfield exploration continued from surface and underground access points to extend the known Mineral Resources at Great Noligwa. During the 1980s and 1990s, this exploration extended into the areas which were to become known as Moab Khotsong. The exploration efforts in the 1990s included further surface drilling, as well as a 3-dimensional (“3D”) seismic survey, which assisted in delineating the major fault blocks at depth.

Following the establishment of the Moab Khotsong Mine, exploration between 2005 and 2015 included another 3-dimensional (“3D”) seismic survey in 2011, additional surface drilling and long, inclined boreholes (“LIBs”). The latter which enabled the identification and quantification of the Zaaiplaats block. Brownfields exploration continues at Moab Khotsong at present, to identify additional Mineral Resources, and to upgrade the confidence in existing Mineral Resources.
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
5.3Previous Mineral Resource and Mineral Reserve Estimates
The previous Mineral Resource estimate for Moab Khotsong was declared as at June 30, 2023 under regulation SK-1300. The previous Mineral Resource estimate, summarized in Table 5-2, is exclusive of Mineral Reserves and has been superseded by the current estimate prepared by the QP in Section 11 of this TRS.

Table 5-2: Summary of Previous Moab Khotsong Mineral Resources as at June 30, 2023 (Exclusive of Mineral Reserves)

METRIC	Gold			Uranium
Mineral Resource Category	Tonnes (Mt)	Grade (g/t)	Content (kg)	Tonnes(Mt)	Grade (Kg/t)	Content (Kg)
Measured	2.881	18.34	52,822	—	—	—
Indicated	3.122	13.57	42,361	6.002	0.68	4,105,900
Total / Ave. Measured + Indicated	6.002	15.86	95,183	6.002	0.68	4,105,900
Inferred	2.549	19.09	48,663	2.549	0.73	1,866,432
IMPERIAL	Gold			Uranium
Mineral Resource Category	Tons (Mt)	Grade (oz/t)	Content (Moz)	Tons(Mt)	Grade (lb/t)	Content (Mlb)
Measured	3.175	0.535	1.698	—	—	—
Indicated	3.441	0.396	1.362	6.617	1.368	9.052
Total / Ave. Measured + Indicated	6.617	0.463	3.060	6.617	1.368	9.052
Inferred	2.810	0.557	1.565	2.810	1.464	4.115

The previous Mineral Reserve estimate for Moab Khotsong was also declared as at June 30, 2023, in accordance with the SAMREC Code. Modifying Factors were applied to the Mineral Resource to arrive at the Mineral Reserve estimate. These factors included a dilution to accommodate the difference between milling width and stoping width, as well as the Mine Call Factor (“MCF”). The previous Mineral Reserve estimate, summarized in Table 5-3, has been superseded by the current estimate prepared by Harmony as detailed in Section 12.3 of this TRS.

Table 5-3: Summary of the Previous Moab Khotsong Mineral Reserves as at June 30, 2023

METRIC	Gold			Uranium
Mineral Reserve Category	Tonnes (Mt)	Grade (g/t)	Content (kg)	Tonnes(Mt)	Grade (Kg/t)	Content (Kg)
Proved	3.897	7.80	30,396	—	—	—
Probable	9.447	8.90	84,106	13.345	0.32	4,260,181
Total (Proved + Probable)	13.345	8.58	114,502	13.345	0.32	4,260,181
IMPERIAL	Gold			Uranium
Mineral Reserve Category	Tonnes (Mt)	Grade (g/t)	Content (kg)	Tonnes(Mt)	Grade (Kg/t)	Content (Mlb)
Proved	4.296	0.227	0.977	—	—	—
Probable	10.414	0.260	2.704	14.710	0.638	9.392
Total (Proved + Probable)	14.710	0.250	3.681	14.710	0.638	9.392

5.4Past Production
Since the commencement of mining in 1972, an average annual production rate of 465koz was achieved. The highest product rates at Moab Khotsong were achieved in 1998 of 1,077koz. The average production rate has decreased to an average of 221.8koz over the last six years. The average annual production over the past six years is presented in Figure 5-1 and Figure 5-2. The years refer to financial years from July to June.

The average annual production rate over the last 6 years is at 6,910kg since Harmony acquired Moab Khotsong in 2018. The 2019 production rate was 14% higher than the average production rate over the 6 year period, whilst the average production rate decreased by 3% since 2020 to 6706kg. Gold production outlook for 2025 is at 6569kg and is in line with 2024. The average production rate will decrease from 2026 to 2031 during the build-up phase of project Zaaiplaats and the project will reach steady state production from 2032.
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 5-1: Graph of Past Production – Tonnes and Gold Grade

1,200
1,000
800
600
400
200
0
Tonnes Milled (kt)
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Gold Grade (g/t Au)
FY2019
FY2020
FY2021
FY2022
FY2023
FY2024
Tonnes Milled
Gold Grade (g/t Au)

Figure 5-2: Graph of Past Metal Production

12,000
10,000
8,000
6,000
4,000
2,000
0
Gold Produced (kg)
FY2019
FY2020
FY2021
FY2022
FY2023
FY2024
Years
Gold Produced (kg)

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
6Geological Setting, Mineralization and Deposit
Section 229.601(b)(96) (iii)(B) (6) (i-iii)
6.1Regional Geology
The Klerksdorp Goldfield is located on the western margin of the Archean Witwatersrand Basin, one of the most prominent gold provinces in the world. The Witwatersrand Basin is an approximately 7,000m thick terrigenous sequence comprising mainly arenaceous and argillaceous, together with minor rudaceous, lithologies deposited in a fluvio-deltaic environment in the center of the Archaean Kaapvaal Craton of South Africa (Robb and Meyer, 1995). The regional geology of the Witwatersrand Basin is shown in Figure 6-1.

The Witwatersrand Basin hosts the Witwatersrand Supergroup, which either conformably or unconformably overlies the metamorphosed volcanic and minor clastic sediments of the Dominion Group (Tucker et al., 2016). The Dominion Group overlies the older granite-greenstone basement.

The majority of the Witwatersrand Supergroup is capped by the volcano-sedimentary sequence of the Ventersdorp Supergroup through an angular unconformity. The Ventersdorp Supergroup is in turn overlain by the dolomitic and quarzitic sequence of the Transvaal Supergroup, and sediments of the Karoo Supergroup (Tucker et al., 2016). Several suites of dykes and sills cut across the Archaean basement and the Witwatersrand, Ventersdorp, Transvaal and Karoo supergroups, and form important geological features.

The Witwatersrand Supergroup is subdivided into the basal West Rand Group (“WRG”) and overlying CRG (Robb and Robb, 1998). The WRG extends over an area of 43,000km2 and is up to 5,150m thick. It is sub-divided in three subgroups, namely, from bottom upwards, the Hospital Hill Subgroup; Government Subgroup and Jeppestown Subgroup. The stratigraphic succession of the WRG mainly consists of shale sediments, with occasional units of banded iron formation and conglomerate. The CRG is up to 2,880m thick and covers an area of up to 9,750km2, with a basal extent of approximately 290km x 150km. It is sub-divided into the lower Johannesburg Subgroup and upper Turffontein Subgroup as shown in Figure 6-2. These subgroups are separated by the Booysens Shale Formation.

The major gold bearing conglomerates are mostly confined to the CRG, and these conglomerate horizons are known as reefs. The most important reefs within the CRG are at six stratigraphic positions, three within the Johannesburg Sub-group and three within the Turffontein Sub-group. The reefs are mined in seven major goldfields, and a few smaller occurrences, which extend for over 400km in what has been called “The Golden Arc”. This arc is centered on the prominent Vredefort Dome, as shown in Figure 6-1, which is thought to be a major meteorite impact site in the center of the Witwatersrand Basin (Therriault et al., 1997). The goldfields, as shown in Figure 6-1, include: East Rand, South Rand, Central Rand, West Rand, West Wits, Klerksdorp, Free State (Welkom), and Evander.

6.2Local Geology
Moab Khotsong is located within the Klerksdorp Goldfield as shown in Figure 6-1. The general orientation of the Witwatersrand Supergroup succession in this goldfield is interpreted as southwest-trending and southeast dipping (Dankert and Hein, 2010).

The CRG is up to 2,100m thick in the Vaal River area. Moab Khotsong mainly exploits the Vaal Reef, which is located near the top of the Johannesburg Sub-group, within the CRG (Figure 6-2 and Figure 6-3). The Vaal Reef ranges in depth at Moab Khotsong from 1,500m - 3,400m BMD.

A series of northeast-trending faults including the Buffelsdoorn, Kromdraai, Buffels East and Jersey Faults, are a key feature of the Klerksdorp Goldfield. These major faults are south-dipping and have north-dipping “Zuiping” faults wedged between them. Moab Khotsong’s Vaal Reef structure plan is presented in Figure 6-4.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 5-2: Graph of Past Metal Production

Pretoria
Johannesburg
Welkom
Bloemfontein
Durban
Cape Town
N
Pretoria
JHB Dome
Witpoortjie Break
Boksburg Gap
Johannesburg
Randfontein
Bank Break
Carletonville
Springs
Evander
Devon Dome
Western Domes
Potchefstroom Gap
Potchefstroom
Klerksdorp
Moab Khotsong
Vredefort
Vredefort Dome
Bothaville Gap
De Bron Fault
Kroonstad
Welkom
Virginia
Bethlehem
Harrismith
Bloemfontein
1
2
2a
3
4
4a
5a
5b
6
7
Towns
Witwatersrand Supergroup:
Central Rand Group
West Rand Group
Dominion Group
Archaean granite and greenstone
Major fault
Major Goldfields
1 Evander
2 East Rand
2a South Rand
3 Central Rand
4 West Rand
4a West Rand South
5 West Wits
5a Eastern Section
5b Carltonville
6 Klerksdorp
7 Welkom

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 6-2: Stratigraphy of the CRG in the Witwatersrand Supergroup
Source: Modified after Tucker et al. (2016)
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 6-3: Stratigraphic Column of the Klerksdorp Goldfield

Group	Sub-group	Formation		Informal Unit	Member
Klipriviersberg		Alberton/Orkney		Lava Beds	
		Venterspost		Ventersdorp Contact Reef	Ventersdorp Contact Reef
Central Rand Group	Turffontein	Mondeor		Elsburg Massives and Individuals	Modderfontein Waterpan
		Klerksdorp		Quartzites and Conglomerates	Gold Estates Quartzite
					Dennys Reef
		Gold Estate			Kimberley Reefs
		Crystalkop		**C - Reef**	**C - Reef**
	Johannesburg	Strathmore		Zandpan Marker	Bird
				Vaal Reef	
		Stilfontein		Quartzite	Quartzites with Minor Interbedded Conglomerates
				Millar Reef	Millar Reef
				Quartzites	
				Livingstone Reef	Livingstone Reef
		Commonage			Quartzite
				Commonage Reef Ada May Reef	
West Rand Group	Jeppestown	Roodepoort

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 6-4: Structure Plan for Moab Khotsong

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
6.3Property Geology
The principal reef, both in terms of current production and Mineral Resources and Mineral Reserves, is the Vaal Reef. A second reef, lying approximately 225m stratigraphically above the Vaal Reef, is the C-Reef. This reef contributes less than 5% to the mining production. These reefs are continuously developed across the Great Noligwa Mine and Moab Khotsong mining right areas, with the exception of some fault-loss areas. The reefs dip at approximately 22° towards the southeast.

6.3.1Vaal Reef Lithology
The Vaal Reef consists of a thin basal conglomerate, termed the C-Facies, and a thicker upper sequence of conglomerates, termed the A-Facies. The A-Facies and the C-Facies are separated by the B-Facies, which is a barren orthoquartzite. The A-Facies is the primary economic horizon at Moab Khotsong; however, remnants of the C-Facies are sporadically mined where it is preserved below the A-Facies.

The Vaal Reef mining unit can reach thicknesses of up to 280cm, while the average channel width is approximately 90cm.

6.3.2C Reef Lithology
The C Reef is an approximately 10cm thick conglomerate, which has a 5mm - 20mm thick carbon seam commonly occurring at the base. To the north of the mine, the C Reef sub-crops against the Gold Estates Conglomerate Formation, and in the extreme south of the mine, the C Reef has been eliminated by a deep Kimberley erosion channel and the Jersey fault.

The C Reef is mined on a limited scale in the central part of Top Mine, where a high-grade, north-south trending sedimentary channel containing two economic horizons has been exposed. To the east and the west of this channel, the C Reef is poorly developed with limited areas containing economic concentrations of gold and uranium.

6.3.3Structure
The structure at Moab Khotsong has been interpreted from seismic data with confirmatory information sourced from surface drilling and LIBs. Moab Khotsong is structurally complex (Figure 6-4) with large fault-loss areas between Top Mine, Middle Mine and Zaaiplaats. The structural setting is one of crustal extension, dominated by major south dipping fault systems. The north dipping Zuiping faults are wedged between these major faults. The De Hoek and Buffels East faults bound the reef blocks of the Middle Mine to the northwest and southeast respectively, while the northern boundary of the Middle Mine is the north dipping Zuiping fault.

A northwest/southeast cross section from Top Mine to Middle Mine is presented in Figure 6-5, which demonstrates the structural complexity associated with the area. Similarly, a northwest/southeast cross section through Zaaiplaats is presented in Figure 6-6, again illustrating the complexity of area.

6.4Mineralization
The gold mineralization in the Witwatersrand deposits is believed to have followed an episode of deep burial, fracturing and alteration. The mineralization model is that Archean gold bearing hydrothermal fluid was introduced into the conglomerates and circulated throughout in hydrothermal cells. The fluids precipitated gold and other elements through reactions that took place at elevated temperatures along the reef horizons, which was the more favorable fluid conduit.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa

Figure 6-5: Top Mine and Middle Mine Cross Section and Plan

Plan View
N
Mining Right
Reef Contours
Faults
Dykes
Blue Sky Target
A
A¹
Noupoort Fault
Dyke Filled Fault
Zuiping A Fault
Zuiping B Fault
Zuiping C Fault
CY1 Fault
Die Hoek Fault
CY1 Fault
Buffels East Fault
0
1km
Cross Section
A
A¹
Dolomites
Black Reef
C Reef
Vaal Reef
Pniel unconformity
Noupoort Fault
Dyke Filled Fault
Zuiping A Fault
Zuiping B Fault
Zuiping C Fault
Peattie Fault
Crown Lava
CY1 Fault
CY1 Fault
Peattie Fault
Die Hoek Fault
MKF Fault
Buffels East Fault
0
1km
Transvaal Supergroup
Ventersdorp Lava
Central Rand Group
West Rand Group
Dykes
Faults

Figure 6-6: Zaaiplaats Cross Section and Plan

Plan View
N
A
A1
0
1km
Mining Right
Reef Contours
Faults
Dykes
Blue Sky Target
Ventersdorp Lava
Central Rand Group
West Rand Group
Faults
Dykes
Cross Section
A
A1
Zuiping E Fault
Roodepoort Siltstone / Shale
Maraisburg Quartzite
Roodepoort Quartzite
Roodepoort Siltstone / Shale
Roodepoort QTZ
101 Sill
Crown Lava
Jersey Fault
Dyke
Dyke
Dyke
Die Hoek Fault
Ventersdorp Lava
-3,350m
-3,550m
101 Level
-3,750m
GES
Kimberley Channel
M82
M83
Vaal Reef
M85
M86

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
6.4.1Vaal Reef Mineralization
The Vaal Reef A-facies is dominated by silicate phases including quartz (~84%), chlorite (~5%), muscovite (~4%) and zircon (~0.22%), as well as sulphide phases of pyrite (~5%). The remainder of the conglomerate consists of an array of accessory mineral phases which include uraninite, coffinite, brannerite, as well as various minor sulphide and oxide phases. The matrix of the conglomerate is made up of muscovite, chlorite, re-crystalized quartz and pyrite.

High gold values in the Vaal Reef are often located at the base of this unit and are associated with high uranium values as well as with the presence of carbon. It is interpreted that carbon was preferentially precipitated in bedding–parallel fractures that most commonly followed the base of the Vaal Reef package and that gold was precipitated very soon after the carbon, giving the critical gold-carbon association that characterizes many of the high-grade Vaal Reef localities. Uranium is an important by-product which is also recovered from the Vaal Reef.

6.4.2C Reef Mineralization
The Crystalkop formation attains a maximum thickness of about 9m, and contains a lower greenish, fuchsite-rich, tinged orthoquartzite overlain by a coarser grained protoquartzite that can be confused with Kimberley Channel deposits. The C Reef is present at the base of the Crystalkop formation and is typically a thin (<5cm ) oligomictic conglomerate with a well-developed carbon seam at the base. Although grades can be similar to that of the Vaal Reef the C Reef is only preserved in a small portion of the mine as it is truncated in the north by the Gold Estates Conglomerate and in the south by a large Kimberley channel (Watts, M, 2010).

The C Reef comprises of the following minerals: quartz (74.34 to 80.32 weight %), muscovite (7.69 to 10.54 weight %), pyrophyllite (2.89 to 8.35 weight %) and pyrite (5.21 to 7.73 weight %). A wide variety of accessory minerals includes zircon, chlorite, gersdorffite, sphalerite, cobaltite, galena, rutile, chromite, magnetite, ilmenite, calcite, siderite and florencite. Uranium bearing minerals such as uraninite, coffinite and brannerite occur in relevant amounts (Pienaar, D, 2016).

Gold is present predominantly in the form of pure gold, containing ~ 11 to ~ 18 weight % silver (Harris, 1990; Petruk, 2000; Zhou and Cabri, 2004; Zhou et al., 2004; Zhou and Gu, 2008).

6.4.3Alteration
Alteration is evident in the Vaal Reef and C Reefs at Moab Khotsong and is a result of the hydrothermal fluids that infiltrated the reef and have overprinted on the original mineral assemblage. The reefs contain authigenic sulphides such as pyrite, and other minerals associated with alteration such as chlorite. Gold associations with these mineral assemblages indicate a strong correlation of gold mobilization and redistribution at the time of the hydrothermal fluid influx.

While alteration is an important part of the mineralization at Moab Khotsong, alteration is not used for the identification, modelling or mining of the reefs.

6.5Deposit Type
The Moab Khotsong deposit is classed a meta-sedimentary gold deposit. Folding and basin edge faulting have been important controls for sediment deposition and gold distribution patterns within the Witwatersrand Basin and fold trends have been employed in the economic evaluation of various reef horizons.

6.6Commentary on Geological Setting, Mineralization and Deposit
The regional geological setting, local and property geology, mineralization and deposit-type for Moab Khotsong is well established, through many decades of exploration and mining. Reliable geological models, maps and cross sections are available that support the interpretations and inform the Mineral Resource estimates.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
7Exploration
Section 229.601(b)(96) (iii)(B) (7) (i-vi)
Exploration at Moab Khotsong has focused on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine. Geological data has been obtained from an initial geophysical seismic survey and later through surface drilling, underground channel (chip) sampling, underground mapping and underground drilling.
7.1Geophysical Seismic Survey
A 3D seismic reflection survey was conducted by AngloGold in 1995 over the previously termed Vaal River region. The objective of the survey was to delineate the major sub-surface formations above and below the Vaal Reef, at depths ranging from 2.0km to 3.5km.

The data obtained from the survey was processed and interpreted, successfully delineating the stratigraphy from the Ventersdorp Supergroup to the base of the Witwatersrand Basin, including the Vaal Reef. This enabled AngloGold to better understand the structural characteristics of the Vaal River at depth. A high resolution 3D survey was done in 2012 over the Zaaiplaats area by CGGVeritas, which was the first high resolution patch done in the Witwatersrand basin . This survey was a patch within the more extensive 1996 Moab and 11 Shaft 3D surveys. The receiver points design was over 2.7km by 3.2km, while the source points design was over 5.0km by 6km to maintain a regular coverage of 25m by 25m bin. The total vibration points consisted out of 12,440 with a total of 1,064 receiver points. A recording time of 3 seconds was applied at a frequency range of 3.5Hz to 160Hz. The seismic interpretation continues to guide the delineation of the major fault blocks in the vicinity of Moab Khotsong, and guide surface and underground drilling efforts.

7.2Topographic Surveys
As Moab Khotsong is an underground operation, topographic surveys are not material to the Mineral Resource estimates.
7.3Underground Mapping
Extensive face and reef development mapping is undertaken by the Geosciences Department at Moab Khotsong. This mapping is typically undertaken at the same time and at the same frequency as channel sampling, although denser mapping coverage is set up in structurally complex areas.

During mapping, face tapes are setup along gullies and the stope face and secured with the latest survey pegs installed in the workplaces. Reef position and other lithological and stratigraphic information is collected and measured relative to the reference tapes. The information is captured in a notebook.

Once at surface, the geologists transfer the information from the notebook into the system where a mapping report is produced for each mapped workplace. The mapping reports depict the geological information graphically relative to the survey measurement points. Data from the mapping is also incorporated into the geological models.

7.4Channel Sampling Methods and Sample Quality
Channel sampling of underground panels blasted on monthly basis is conducted perpendicular to the channel contact across the exposed channels. The section lines demarcating the width of the sample are drawn parallel to the reef waste contact while those demarcating the length of the sample are drawn at right angles to the reef waste contact and are marked 10cm apart. Samples of a consistent depth are chipped out between these section lines, along with 2cm of waste material from above and below the reef. A detailed description of the sampling process is provided in Section 8.1.1

Sampling of the channels is undertaken at the advancing face on a grid spacing of 5m x 5m. On average 2,360 chip samples are collected per month The sampling process is audited monthly and annually by the Geoscience Manager.

Sampling is done to a standard set by Harmony. Only a qualified person will conduct and oversee any chip sampling procedures. Official task observations by the supervisors are carried out on a regular basis and signed off with the sampler. Each sample receives a unique sample number by which the sample is identified. A chain of custody is set up whereby the samples are transported from underground and is stored in a locked
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
container ready for dispatch to the Laboratory. Sample numbers are scanned at the Laboratory and assay results are reported electronically. The electronic assay results are imported using Datamine FusionTM.

The location of samples collected from the Vaal Reef to date is shown in Figure 7-1, while that the C Reef is presented in Figure 7-2.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 7-1: Location of Channel Samples Collected from the Vaal Reef to Date

Figure 7-2: Location of Channel Samples Collected from the C Reef to Date

Gold Value (cmg/t)
0-700
701-1200
1201-1800
1801-1985
1986-2500
2501-3848
3849-4677
>4678
Great Noligwa Shaft
GREAT NOLIGWA MINE
CR1
CR2
CR3
N
500 0 500 1000 1500 2000 2500
Metres

7.5Surface Drilling Campaigns, Procedures, Sampling, Recoveries and Results
The surface drill holes used in the estimation of the current Mineral Resources were drilled by AAC and AngloGold before Harmony acquired Moab Khotsong.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa

7.5.1Drilling Methods
The surface drill holes were completed using Boart Longyear DR27 drill rigs. This diamond core drilling was undertaken using a thin-walled TNW size core barrel that delivers NQ (47.6mm) core for better sample recovery. A single mother hole is drilled with multiple deflection holes drilled from the mother hole.

The drill grid spacing of the surface drill hole intersections is up to 1,000m, and is often required to be complimented by underground drill hole intersections. The accuracy of the surface drilling intersection positions from drill holes that are from 2,000m to 3,000m in depth is the major limiting factor of actually achieving any sort of planned grid. Long surface drill holes often deflect and the controlling direction over that depth has always been challenging in the South African gold mining context.

Underground borehole core is brought up from underground by the drilling contractor and stored in the core yard for inspection by the geologists. Core is brought to surface in enclosed core trays. The core is measured by the drilling foreman and stored in durable display trays for logging. The actual core meters at the end of the month is checked and signed off by the responsible geologist and drilling Supervisor. The geologists review core measurement and overall quality of the core collected to ensure optimal information collection from underground and as a quality control.
7.5.2Collar and Downhole Surveys
Drill holes are surveyed to confirm both collar position and trajectory. Drill hole collar and downhole surveys are conducted on all surface drill holes at Moab Khotsong. Surface drill hole collars are surveyed by internal Land Survey Department

Downhole surveying is conducted using Electronic Multishot System and non-magnetic north seeking Gyro tools as supplied by a certified and specialized downhole survey company. Additional surveys are conducted on all LIB or long vertical borehole (“LVB”) drill holes for verification purposes, and the results are submitted together with the primary survey data used to determine the drill hole trajectories. Regular roll tests are conducted on the in-hole survey tools by the downhole survey company to assure survey accuracy.

7.5.3Logging Procedure
The drill core was transported from the field to the core yard, where it was logged by the geologist according to the AAC or AngloGold standard logging procedures. Drill core logging is quantitative and qualitative. The following information is recorded:
•lithology;
•packing density;
•roundness;
•sorting;
•contact type, grain/pebble size;
•sediment maturity; and
•mineralization; and
•alteration.

An electronic record of each drill hole is readily available. The drill holes are electronically plotted into Deswik (CADsMine) for visual validation and were incorporated into the dynamic Structural Model. The mineralization and sedimentological characteristics of the reef are used to confirm and delineate facies zones.

7.5.4Drilling Results
The location of the surface and underground drill holes intersecting the Vaal Reef on Moab Khotsong is presented on Figure 7-3, while those intersecting the C Reef are shown on Figure 7-4. The Vaal Reef and C Reef surface and underground drilling results that are used in the estimation model are summarized in Table 7-1. The drill holes have been drilled to a maximum depth of 3,500m below the surface.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 7-3: Location of Surface and Underground Drill Holes Intersecting the Vaal Reef
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 7-4: Location of Surface and Underground Drill Holes Intersecting the C Reef.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 7-1: Summary of Surface Drill holes Intersecting the Vaal Reef and C Reef (pre 1980 – 2023)

Drill Hole ID	Deflections	Reef	Ave Gold Value (cmg/t)	Ave. Channel Width (cm)	Ave Grade (g/t Au)
BBP2	3	VAAL/R	221	78	2.84
BBP2	8	VAAL/R	266	70	3.81
BBP2	9	VAAL/R	148	85	1.73
BBP2	11	VAAL/R	142	88	1.61
BBP2	12	VAAL/R	159	69	2.29
GM1	0	VAAL/R	2,086	29	72.68
GM1	1	VAAL/R	1,903	19	101.22
GM1	2	VAAL/R	849	16	54.08
MGR2	0	VAAL/R	337	52	6.48
MGR2	1	VAAL/R	311	77	4.04
MGR2	9	VAAL/R	472	63	7.52
MGR2	12	VAAL/R	397	46	8.62
MGR2	13	VAAL/R	423	25	17.10
MGR2	14	VAAL/R	205	23	8.75
MGR2	15	VAAL/R	210	28	7.60
MGR2	21	VAAL/R	86	30	2.90
MGR2	22	VAAL/R	34	22	1.55
MGR2	23	VAAL/R	391	30	13.10
MGR2	24	VAAL/R	314	28	11.20
MGR2	27	VAAL/R	422	30	14.20
MGR2	28	VAAL/R	608	19	31.90
MGR4	0	VAAL/R	109	57	1.91
MGR4	1	VAAL/R	216	145	1.49
MGR4	2	VAAL/R	232	154	1.51
MGR4	3	VAAL/R	327	146	2.24
MGR4	4	VAAL/R	366	159	2.30
MGR4	8	VAAL/R	222	139	1.60
MGR4	9	VAAL/R	180	134	1.35
MGR4	10	VAAL/R	167	124	1.35
MGR4	11	VAAL/R	111	122	0.91
MGR5	0	VAAL/R	525	172	3.05
MGR5	3	VAAL/R	1,842	155	11.88
MGR5	6	VAAL/R	1,255	106	11.82
MGR5	7	VAAL/R	1,289	117	11.00
MGR5	8	VAAL/R	1,709	117	14.57

Drill Hole ID	Deflections	Reef	Ave Gold Value (cmg/t)	Ave. Channel Width (cm)	Ave Grade (g/t Au)
MGR5	11	VAAL/R	797	177	4.52
MGR5	12	VAAL/R	363	142	2.56
MGR5	16	VAAL/R	1,149	185	6.23
MGR5	17	VAAL/R	1,073	144	7.47
MGR5	18	VAAL/R	1,043	185	5.63
MGR5	19	VAAL/R	1,853	189	9.82
MGR6	0	VAAL/R	981	173	5.69
MGR6	1	VAAL/R	911	148	6.16
MGR6	2	VAAL/R	401	133	3.02
MGR6	3	VAAL/R	1,292	48	26.74
MGR6	4	VAAL/R	2,070	49	42.31
MGR6	6	VAAL/R	2,037	37	55.59
MGR7	0	VAAL_A/R	1,408	47	29.75
MGR7	3	VAAL_A/R	442	48	9.20
MGR7	4	VAAL_A/R	296	44	6.76
MGR7	8	VAAL_A/R	1,691	80	21.04
MGR7	9	VAAL_A/R	1,229	78	15.76
MGR7	10	VAAL_A/R	1,649	78	21.28
MGR7	11	VAAL_A/R	1,326	81	16.40
MGR8	5	VAAL_C/R	766	33	23.45
MGR8	6	VAAL_C/R	1,157	22	53.65
MGR8	7	VAAL_C/R	265	34	7.86
MGR8	9	VAAL_C/R	3,020	15	207.50
MGR8	11	VAAL_C/R	922	25	36.30
MGR8	12	VAAL_C/R	1,109	25	44.15
MHH1	16	VAAL/R	359	15	24.10
MHH1	20	VAAL/R	631	11	56.90
MHH1	21	VAAL/R	566	11	51.10
MHH1	22	VAAL/R	327	30	11.10
MMB2	0	VAAL/R	1,427	93	15.29
MMB2	1	VAAL/R	2,056	97	21.18
MMB2	2	VAAL/R	1,818	97	18.75
MMB2	3	VAAL/R	1,532	92	16.67
MMB2	4	VAAL/R	1,113	80	13.94
MMB3	3	VAAL_A/R	2,156	63	34.01
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa

Drill Hole ID	Deflections	Reef	Ave Gold Value (cmg/t)	Ave. Channel Width (cm)	Ave Grade (g/t Au)
MMB3	4	VAAL_A/R	1,312	65	20.18
MMB3	5	VAAL_A/R	1,393	62	22.54
MMB3	6	VAAL_A/R	1,499	89	16.86
MMB3	7	VAAL_A/R	2,084	85	24.49
MMB3	8	VAAL_A/R	2,724	90	30.39
MMB4	0	VAAL_A/R	6,897	129	53.37
MMB4	1	VAAL_A/R	5,614	114	49.47
MMB4	4	VAAL_A/R	4,149	138	29.97
MMB4	5	VAAL_A/R	3,445	125	27.52
MMB5	7	VAAL_A/R	1,056	89	11.87
MMB5	9	VAAL_A/R	1,895	126	15.09
MMB5	14	VAAL_A/R	2,609	112	23.36
MMB5	15	VAAL_A/R	2,016	94	21.43
MMB5	16	VAAL_A/R	1,648	105	15.73
MMB5	17	VAAL_A/R	2,303	115	20.02
MMB5	18	VAAL_A/R	2,214	112	19.76
MMB5	19	VAAL_A/R	1,503	113	13.29
MMB6	0	VAAL/R	2,077	127	16.41
MMB6	1	VAAL/R	1,324	124	10.71
MMB6	3	VAAL/R	1,268	107	11.81
MMB7	0	VAAL_A/R	565	98	5.76
MMB7	2	VAAL/R	621	103	6.01
MMB7	4	VAAL/R	506	110	4.61
MSH2	11	VAAL/R	217	58	3.72
MSH2	13	VAAL/R	160	69	2.30
MSH2	14	VAAL/R	428	78	5.49
MSH2	15	VAAL/R	147	63	2.33
MSH2	18	VAAL/R	491	23	21.20
MSH2	19	VAAL/R	181	26	6.90
MZA10	0	VAAL/R	2,265	63	35.83
MZA10	2	VAAL/R	1,688	58	29.08
MZA10	3	VAAL/R	1,995	53	37.77
MZA10	5	VAAL/R	1,774	49	36.02
MZA10	6	VAAL/R	1,622	69	23.62
MZA10	7	VAAL/R	1,277	35	36.72
MZA10	8	VAAL/R	3,505	57	62.02

Drill Hole ID	Deflections	Reef	Ave Gold Value (cmg/t)	Ave. Channel Width (cm)	Ave Grade (g/t Au)
MZA3	0	VAAL/R	2,003	145	13.82
MZA3	9	VAAL/R	2,655	136	19.53
MZA3	10	VAAL/R	2,904	134	21.64
MZA3	11	VAAL/R	6,514	182	35.82
MZA3	13	VAAL/R	2,717	141	19.31
MZA4	0	VAAL/R	866	109	7.92
MZA4	1	VAAL/R	1,137	99	11.50
MZA4	2	VAAL/R	911	108	8.45
MZA4	3	VAAL/R	450	130	3.45
MZA4	5	VAAL/R	865	110	7.89
MZA4	7	VAAL/R	143	59	2.42
MZA4	8	VAAL/R	127	52	2.46
MZA4	9	VAAL/R	163	48	3.41
MZA9	8	VAAL_A/R	711	80	8.84
MZA9	9	VAAL_A/R	298	89	3.34
MZA9	10	VAAL_A/R	256	77	3.33
MZA9	12	VAAL_A/R	1,481	52	28.35
MZA9	13	VAAL_A/R	1,318	56	23.53
MZA9	14	VAAL_A/R	1,230	55	22.45
ZA1	0	VAAL/R	2,808	155	18.13
ZA1	1	VAAL/R	1,551	162	9.56
ZA1	2	VAAL/R	9,524	181	52.62
ZA1	3	VAAL/R	9,459	178	53.20
MK11700	0	VAAL/R	7671	33	247.39
MK11633	0	VAAL_C/R	1,329	163	9.63
MK22049	0	VAAL/R	5,101	54	92.43
MK11760	0	VAAL/R	3,601	267	13.53
LIB107	7	VAAL_A/R	1,896	122	17

The summary of drilling by company is presented in Table 7-2.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 7-2: Summary of Surface and Underground Drilling by Company

Year	Company	No. Drill Holes	Surface (m)	Underground (m)
2013 (Jan-Dec)	AngloGold	498	—	58,444
2014 (Jan-Dec)	AngloGold	382	2,367	47,994
2015 (Jan-Dec)	AngloGold	255	1,018	34,740
2016 (Jan-Dec)	AngloGold	301	—	38,154
2017 (Jan-Dec)	AngloGold	107	—	37,640
2018 (Jan-Dec)	AngloGold	110	—	37,279
2019 (Jan-Jun)	Harmony	171	—	19,440
Jul 2019/Jun 2020	Harmony	258	—	27,491
Jul 2020/Jun 2021	Harmony	282	—	30,061
Jul 2021/Jun 2022	Harmony	260	—	32,083
Jul 2022/Jun 2023	Harmony	299	—	31,769
Jul 2023/Jun 2024	Harmony	272	—	29,494
Total		3,195	3,385	424,589

7.5.5Core Recovery
Upon delivery to the core yard, and prior to logging and sampling, the drill core is checked to ensure 100% core recovery. Core recovery is determined by dividing the measured length of the recovered core by the total length of the core run.

An intersection is complete and representative if core recovery is greater than 99%. Drill holes with poor recovery are not sampled. Extra caution is taken during the drilling process to ensure maximum core recovery on reef intersections, to prevent sample bias. The drill hole acceptance criteria is presented in Table 7-3.

Table 7-3: Drill hole Acceptance Criteria

Category	Comment
Acceptable	100% core recovery in the reef zone, or very minor loss due to reef chipping. No evidence of faulting within the reef horizon or at either contact with hanging wall or footwall lithologies.
Minimum value	Light to moderate disking of core in the core barrel due to drilling and/or ground conditions. Visual observations indicate that the conglomerate portion of the reef is usually more prone to disking, resulting in possible gold loss.
Faulted minimum value	If the fault loss is considered to be minor, this term may be used if the geologist is certain that only low-value internal quartzite is missing from the intersection.
Not acceptable	Heavy disking of core which may indicate core loss, partial known core loss due to grinding. Also faulting of any description within the reef zone.

The overall recovery percentage for surface drilling is 95% for Transvaal Supergroup, 98% for the Ventersdorp Supergroup and 99% for the Witwatersrand Supergroup.

7.5.6Sample Length and True Thickness
Sample lengths were taken at 15-20cm intervals of the full reef intersection and are considered as representative of the mineral deposit.

In areas where drill holes intersect the reefs at obtuse angles, the sampled width is corrected for true thickness using the angle of intersection and the drilled width. The true thickness is used to determine the value the gold content of the reef.

7.6Underground Drilling Campaigns, Procedures, Sampling, Recoveries and Results
Underground exploration drilling has been on-going throughout the operational life of Moab Khotsong as the mine deepens. Underground drilling intersections are sampled where possible and, if acceptable and representative, are used in the estimation process. For estimation purposes 134 Surface, LIB and underground intersections were used.
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7.6.1Drilling Methods
Two types of underground drilling methods are used at Moab Khotsong. The first method involves drilling of LIBs or LVBs, which are drilled up to 1,500m in length at any angle between zero degrees to -90 degrees. These drill holes are generally drilled using a powerful hydraulic machine to improve depth penetration and core recovery. The core sizes used for reef intersections are BX (42.0mm) or BQ (36.5mm).

The second underground method is infill diamond core drilling, which is undertaken using pneumatic and hydraulic drill rigs. The core size used for reef intersections is AXT (35.5mm).

The underground drilling seeks to identify the geological structure and grade characteristics of the reefs at a 100m to 200m drilling spacing, in order to inform the placement of primary haulage and cross-cut development. In structurally complex areas, particularly in Middle Mine, infill drilling down to a 50m drilling spacing is required.

7.6.2Collar and Downhole Surveys
Drill holes are surveyed to confirm both collar position and trajectory. Drill hole collar and downhole surveys are conducted on all LIBs, as well many of the shorter underground drill holes at Moab Khotsong.

Underground drill hole collars are checked against layouts issued to diamond drilling contractors and confirmed by offsets taken underground in the workplaces.

Downhole surveying is conducted using Electronic Multishot System and non-magnetic north seeking Gyro tools as supplied by a certified and specialised downhole survey company. Additional surveys are conducted on all LIB/LVB drill holes for verification purposes, and the results are submitted together with the primary survey data used to determine the drill hole trajectories.

7.6.3Logging Procedures
The drill core was transported from underground to either the Great Noligwa or Moab Khotsong mine core yard, where it was logged by the geologist according to Harmony’s standard logging procedures. Harmony’s logging procedures, and those of AngloGold Ashanti are considered best practice, and have been in place at Moab Khotsong since it came into operation. Drill core logging is quantitative and qualitative. The following information is recorded:
•lithology;
•packing density;
•roundness;
•sorting;
•contact type, grain/pebble size;
•sediment maturity; and
•mineralization; and
•alteration.

The geologists record complete descriptions of lithology and stratigraphy into the Datamine™ Fusion drill hole database. An electronic record of each drill hole is therefore readily available. The drill holes are electronically plotted into Deswik (CADsMine) for visual validation and are incorporated into the dynamic Structural Model. The mineralization and sedimentological characteristics of the reef are used to confirm and delineate facies zones.

7.6.4Drilling Results
The location of the underground drill holes intersecting the Vaal Reef on Moab Khotsong is shown on Figure 7-3, whilst the location of those intersecting the C Reef is shown on Figure 7-4. During 2023, a total of 29 494m of drilling was completed. The summary of underground drilling by company is presented in Table 7-2.

With over 424,000m of drilling having been undertaken since 2013, the results are too voluminous to be tabulated in this report. The structural and lithological information have, however, been included into the
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geological structural modelling process. With the exception of acceptable LIB intersections, underground drilling is not typically used for the Mineral Resource estimation process. The borehole sampling data that has been incorporated into the estimation model is indicated in Table 7.1.

7.6.5Core Recovery
Where possible, precautions are taken by the drilling contractors to utilize core barrels to ensure maximum recovery.

Upon delivery to the core yard, and prior to logging and sampling, the drill core is checked to ensure 100% core recovery. Core recovery is determined by dividing the measured length of the recovered core by the total length of the core run.

An intersection is complete and representative if core recovery is greater than 99%. Drill holes with poor recovery are not sampled. Extra caution is taken during the drilling process to ensure maximum core recovery on reef intersections, to prevent sample bias. The drill hole acceptance criteria is presented in Table 7-3.

Geological acceptability of drill hole intersections is determined by geologists based on, amongst others, drill core condition and faulting. The acceptability is verified for each reef intersection before the assay results are used for Mineral Resource estimation.

The overall recovery for underground drilling is 99%.

7.6.6Sample Length and True Thickness
Sample lengths were taken at 15-25cm intervals of the full reef intersection and are considered as representative of the mineral deposit.

In areas where drill holes intersect the reefs at obtuse angles, the sampled width is corrected for true thickness using the angle of intersection and the drilled width. The true thickness is used to determine the value the gold content of the reef.

7.7Hydrogeological Data
Many of the fault systems on the mine carry water and flammable gases, and throughout the mine, water and gas, usually in small quantities, may also occur at the contact zones of dykes and sills. A dedicated program of cover drilling for development ends is undertaken to limit the likelihood of water and gas intersections in mining development. Records of intersections of water and flammable gases are made along with the geological observations, and these are used to inform Moab Khotsong’s dynamic geotechnical and hydrogeological models.

In connection with our acquisition in 2018 of the Moab Khotsong and Great Noligwa mines from AngloGold Ashanti Limited ("AngloGold"), together with other assets and related infrastructure (the “Moab Acquisition”), we acquired a two-thirds interest in the Margaret Water Company NPC ("Margaret Water") for all pumping and water-related infrastructure at its Margaret shaft. The shaft operates for the purpose of de-watering the Klerksdorp, Orkney, Stilfontein, Hartbeesfontein (“KOSH”) basin groundwater. This is to allow Moab Khotsong operations and the mine operated by Kopanang Gold Mining Company Proprietary Limited (the mining company holding the remaining one–third interest in Margaret Water Company and the only other mining company continuing to operate in the area) to remain dry and to prevent flooding of operational areas. Therefore, it remains imperative for the shaft to continue pumping water. Moab Khotsong pumps 3,457 Ml of water reporting to Great Noligwa shaft from surrounding mines per year.

7.8Geotechnical Data
Geological exploration drilling is not typically used to gather geotechnical data – these data are gathered independently by the Geotechnical Engineer. Geotechnical issues related to underground workings are discussed in more detail in the Mining and Mine Design sections (Section 13).

Numerical modelling is done using rock mass characteristics from geological core samples, to determine the rock wall condition factor and average pillar stress. A point load test machine is used to conduct point load tests of random rock samples, correlating it with core testing results. Applying the geotechnical properties
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obtained improves back analysis of seismic events and building a more comprehensive geotechnical model of the mine. Quality assurance is enhanced by using expert external service providers where applicable.

A seismic network is utilized at Moab Khotsong to monitor seismicity which consist out of 52 three component geophones which are installed across the mine and 2 regional seismic sites is also installed. The digital seismic data is transmitted from the seismic underground stations to the surface seismic server (RTS) via the mines Hirschman switches and through ADSL, the Ethernet (LAN) based infrastructure available on the mine. Automatic as well as Manual processing of the recorded seismic data is done by the Institute of Mine Seismology. On Harmony Gold the objective of seismic monitoring is to prevent seismicity. The seismic network is planned to a horizontal accuracy within 25 to 50m with a network sensitivity of (Mmin) – 0.0 to 0.5. The seismic monitoring system is designed to provide information to the rock engineering practitioner and production officials on a daily and monthly basis. Daily, seismic plots are produced to indicate the existence of “high seismic deformation” areas.

7.9Commentary on Exploration
Surface drilling was used as the initial exploration drilling, and this was later infilled to provide sufficient detail for geological modelling and Mineral Resource estimation. The underground infill drilling system is in place to improve data density and are drilled from the underground development access drives.

The exploration has been undertaken using standard Harmony methods since the acquisition of Moab Khotsong, and prior to that using AngloGold Ashanti standard methods, which would have been in place for many years.

The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
8Sample Preparation, Analyses and Security
Section 229.601(b)(96) (iii)(B) (8) (i-v)
This section summarizes information relating to the sample preparation on site through to the laboratory preparation and analysis.

8.1Sampling Method and Approach
Sample types used to support both production and geological exploration include diamond drill core samples and channel (chip) samples.

8.1.1Channel Samples
A standard practice for the sampling of stopes and development ends is required to ensure quality of sampling information and safety in its collection. Such a document exists within Harmony, and all samplers and sampling crews are trained based on the rules of the sampling standard. The standard specifies all the steps and rules involved in the preparation of the face and the collection of samples, as well as all safety aspects of sampling.

The channel and sample lines are chipped out using a standard chisel and mallet. An electric saw has previously been used for taking samples in some development sections and is considered an excellent method of taking samples as it allows for an evenly cut and more representative sample. Practical difficulties and safety issues forced an end to sampling with the diamond saw.

The samples are individually chipped out to an even depth (1 to 2cm to replicate the same amount of sample as would be recovered from half BX core), commencing from the bottom sample. The remainder of the samples are chipped in succession up the face. Contamination of samples is reduced to a minimum by starting at the bottom.

A sampling dish is used to collect the chipped samples. If any contamination occurs from the surrounding rock, the sample is discarded and the section re-sampled. The samples are transferred from the sample dish to the sample bag. The sample dish is cleaned thoroughly before using it for the next sample.

All geological data (faults, dykes) between sampling sections are measured and recorded in the sampler’s field book. The sampler also records the numbering and positions of samples.

Samples are taken from underground by the samplers and delivered to the sampling store and then packed in secured containers, where after they are collected and delivered to the laboratory. All inter-person transfers are recorded. This process continues until the samples are delivered to the laboratory, where the chain of custody form is signed evidencing the date and time of sample receipt.

8.1.2Core Samples
Diamond drilled core is transported to the storage facility at the core yard, under the supervision of a Senior Geologist. Once there, the core is logged and sampled according to Harmony’s Drill Hole Sampling Procedure.

The diamond drilled core is cut lengthwise and one half is sent for assay and the other half is securely stored for future reference. The core is split or cut such that the orientation of sampling is unbiased relative to the orientation of the mineralization. The core intersection angles are recorded and are later used to calculate the true widths of the mineralization, for Mineral Resource reporting. Records are available stating whether drill-core sample taken was split or sawn and whether quarter, half or full core was submitted for analysis.

After the core is split, the samples are assessed for quality and signed-off by the Senior Geologist for completeness and auditability before the split core is bagged, sealed and tagged together with QAQC material and dispatched to the laboratory. Historical surface and LIB holes are stored at a secured core storage facility.

Details of the samples are captured on hard-copy log sheets and include the drill hole name, samples numbers, sample depths, from and to interval, and date on which the samples were submitted for assay. The log sheet is captured on the electronic database pending results from the designated laboratory.

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8.2Density Determination
The relative density (“RD”) used for Mineral Resource and Mineral Reserve estimates is 2.78t/m3.

A review of the RD was completed during 2017 and determined that the results of the 2014 RD testing from 528 underground reef samples was still relevant. The RD was determined using Archimedes method of measuring the mass while dry and the mass while submerged. The Vaal Reef and C Reef has been mined extensively since 1972 at Moab Khotsong mine with minimal changes in RD observed during this period.

8.3Sample Security
Chip samples are bagged, sealed and delivered by the samplers to the sampling store on the same day as they are collected. The sampling store is a secure facility with access control measures in place. Samples are delivered to the laboratory by the mine.

Cores are delivered to the core yard at the end of each days drilling for secure storage. Sampling only takes place at the core yard. The samples are bagged and sealed and stored until they are delivered to the laboratory.

Samples can only be transported by a permit holder for transporting gold bearing material. Waybills and registers are checked and signed off by security. The samples are received from the mine in locked containers with seals. The sample labels are scanned at the designated laboratory and the batches compared to the submitted sample sheets. The scanned bar codes are kept at the laboratory and compared to the work sheets that are automatically created on the system. Sample lists submitted by the mine are used to compare what is received at the laboratory.

8.4Sample Storage
All pulp samples of exploration drill hole intersections and underground chip sample are kept for a few months at the laboratory and later discarded. The remaining half of the sampled core of exploration holes is kept at the core yard for future references.

8.5Laboratories Used
SGS Laboratories South Africa (Pty) Limited (“SGS”) is used for all sample preparation and analysis for Moab Khotsong. Up to March 2020, all samples were sent to the SGS laboratory in Randfontein for fire assay (gold) and X-ray powder diffraction (“XRD”) analysis for uranium. The laboratory is ISO/IEC 17025:2017 certified and certified for chemical analysis by the South African National Accreditation System ("SANAS”) (Accreditation No. T0265).

After the accreditation of the SGS laboratory in Orkney by SANAS on 9 March 2020, samples have been sent to the Orkney laboratory.

8.6Laboratory Sample Preparation
Upon receipt, the samples are dried, crushed, and milled to the appropriate size. Routine screen tests on pulps by the assay laboratory are used to check comminution of samples to contract specification. The contract specification is that the comminution should be 90% to 95% passing 75µm.

The grind should not be less than 90% passing 75µm nor should it be more than 95% passing 75µm. If the grind is less than 90% passing 75µm (under milled), not all the gold will be liberated. If more than 95% passing 75µm (over milled), the risk is run of smearing and rolling the gold particles (adversely affecting the Au assay/value obtained). This standard is applicable to all gold assay methods.

The total percentage mass loss on each sample should not exceed 2%.

8.7Assaying Methods and Analytical Procedures
For the period November 14, 2022 to November 30, 2023, Moab Khotsong submitted a total of 29 614 samples for analysis of gold of which 10 731 samples were also analyzed for uranium. Gold is analyzed using the fire assay method, with a gravimetric finish, while uranium is analyzed through by XRD.

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After the preparation stage the samples are packed into trays and transported to the fluxing-room. A catch weight aliquot of ±30g and a flux aliquot of ±100g is placed into a fire assay crucible and thoroughly mixed.

The samples are then transferred to the ovens for the fusion process. The cupellation process is where the precious metals are collected in a lead button and then separated from the lead by means of oxidation fusion. The gold prill is then added to a nitric acid solution to dissolve the silver and thereafter the remaining gold prill is weighed to determine its mass relative to the original sample mass. The lower detection limit of the analytical method applied is 0.25g/t.

To ensure that a high standard of analysis is maintained, each step of the analytical process and procedure, including the adherence to safety standards, is checked by a supervisor.

8.8Sampling and Assay Quality Control (“QC”) Procedures and Quality Assurance (“QA”)
This section summarizes information relating to the field and laboratory QAQC measures in place to ensure the integrity of the assay results.

8.8.1Field QAQC
Out of the 29,614 samples submitted to the laboratory for analysis, a total of 3,258 quality control samples were included in the sample stream for the period 2023-2024, (Table 8-1). All historical samples used in the Mineral Resource estimation model has passed the QAQC criteria.

Table 8-1: Field QAQC Samples

Type	Total No.
Primary Samples	26,356
Blanks	1,857
CRM	541
Duplicates	860
Total	29,614

Blank samples are submitted to monitor the possible contamination in the fusion process stage of the analysis at the laboratory. High- and low-grade CRMs are inserted to monitor the accuracy of the analytical methods, which ensures that the full range of gold grades is covered. Duplicate samples are submitted to monitor the precision of the analytical methods and pulverized primary samples are also selected at random and re-assayed.

In the period 2023-2024, the results for the CRMs showed acceptable levels of accuracy and contamination, however, the results from the pulp duplicates did not display the normal level of assay repeatability. A increased level of failures were observed on the coarse blanks and discussed with the laboratory. Based on this the laboratory made adjustments to the milling and flushing process to rectify the concern.

Monthly Process Compliance Reports are compiled as part of the quality control on the sampling process. Standard formats are used and recorded for audit purposes. Process Compliance Reports on the chip Samplers are also compiled in order to check the quality of the chipping. These observations are made weekly and are also kept on record for audit purposes.

8.8.2Laboratory QAQC
The laboratory's QAQC procedures include the following:
•insertion of split pulps, crushed duplicated and standards; and
•regular audits of the laboratory processes and facility are conducted by mine personnel and regional experts to monitor compliance. All audit reports compiled are assessed for remedial action by the responsible persons before next review. Monthly laboratory meetings are held with the Moab Khotsong representatives to discuss concerns over the specific periods.

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8.8.3QAQC results
An analysis of the QAQC results is undertaken to validate the accuracy of the laboratory assay data and ensure a high level of confidence in the grades estimated for the Mineral Resource and Mineral Reserve.

If results of any of the CRM samples fall outside three standard deviations of the expected value for that particular CRM, they are deemed to have failed (i.e., plotting outside the acceptable tolerance limit). Portions of the batches that fail this criterion are queried with the laboratory and the samples are re-assayed.

The degree of bias is also monitored by comparing the calculated mean value to the expected value. Consistent failure of a standard and the bias to the low or high side of a standard, are cause for concern and acted on as soon as a trend is observed. The results of the Moab Khotsong quality control samples and the performance of the CRM or standard samples is summarized in Table 8-2 and Table 8-3, respectively.

Table 8-2: Summary of Analytical Quality Control Data

Quality Control Material Type	No. of Samples Submitted	No. of Failed Samples	Action Taken
AMIS0430	30	2	Re-assay Passed
AMIS0694	28	1	Re-assay Passed
AMIS0773	139	1	Re-assay Passed
AMIS0466	181	2	Re-assay Passed
AMIS0553	163	1	Re-assay Passed
Milled Blanks	587	20	Sample swop/ Contamination
Crushed Blanks	612	32	Sample swop/ Contamination
Coarse Blanks	658	62	Sample swop/ Contamination
Pulp duplicates	860	NA	Higher grade Precision addressed - in good order

Table 8-3: Summary of Moab Khotsong CRM Performance

Standard	CRM Alias	Certified Value (g/t Au)	Moab Khotsong (±2 STD)		Laboratory
			Upper Limit (g/t Au)	Lower Limit (g/t Au)	Analysis	Ave (g/t Au)	Outliers & Failures	Bias (%)
AMIS0430		3	3.0	2.32	FA	3	2.0	6.7
AMIS0694		72	85.2	59.67	FA	71	1.0	3.6
AMIS0773		14	13.6	10.15	FA	14	1.0	0.7
AMIS0466		42	45.1	39.70	FA	45	2.0	1.1
AMIS0553		27	31.3	22.22	FA	27	1.0	0.6
Coarse blanks		<0.5	1.5	—	FA	—	20.0	1
Crushed blanks		<0.5	1.5	—	FA	—	32.0	1
Milled blanks		<0.5	1.5	—	FA	—	62.0	1

The results of the CRMs are used to identify any issues with specific sample batches, and biases associated with the laboratory to which primary samples are sent. Control charts are produced to demonstrate performance of the laboratory’s sample preparation and analytical procedures.

8.9Comment on Sample Preparation, Analyses and Security
In the opinion of the QP that:
•the drill core sampling method adopted at Moab Khotsong is appropriate for the narrow, tabular, Witwatersrand-type gold mineralization;
•all underground chip sampling (including historical sampling data) is representative of the channel sampled;
•the sample preparation, security and analytical procedures followed for gold grade determination are adequate; and
•the results of the QAQC assessment have been appropriately addressed to ensure that the assay results of the primary samples are adequate for Mineral Resource estimation.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
9Data verification
Section 229.601(b)(96) (iii)(B) (9) (i-iii)
9.1Databases
All drill hole and underground channel sampling data is captured and stored in an industry standard database, Fusion Client™, on a centralized server that is backed up. This data was previously captured and stored in AuBIS™ electronic database and upon acquisition, Harmony migrated the database to DatamineTM Fusion. This data is protected through administration rights allocated to an authorized administrator once the data has been finalized.

9.2Data Verification Procedures
Data verification procedures included the following:
•the drill hole database was checked against the original logs;
•the database was checked for missing collar coordinates, collar position and elevation errors, downhole survey errors, interval errors and duplicate sample records;
•when assay results for drill holes were returned from the laboratory, they were imported into the database. The QC sample results were assessed for performance before the primary sample results could be used for Mineral Resource estimation;
•the primary assay results captured in the database were validated by spot checking a selection of drill holes used in the current Mineral Resource estimate; and
•the assays captured in the database was checked against the original laboratory certificates.

Data checking and verification of underground point data is controlled by a graphic interface within the Syncromine™ software and eliminates the erroneous co-ordination of sampling positions.

Datamine™, Syncromine™ and Deswik™ applications are used to identify and eliminate any erroneous or duplication of data, especially where the source data is from outside sources and not been filtered through the control processes. These should however still be checked visually by the Evaluator and Senior Evaluator when doing data cleaning.

9.3Limitations to the Data Verification
There are no limitations with regards to data verification, including historical sampling data.

9.4Comment on Data Verification
The QP is of the opinion that the Moab Khotsong drill hole and sample database is reliable and adequate for the purposes Mineral Resource and Mineral Reserve estimation.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
10Mineral Processing and Metallurgical Testing
Section 229.601(b)(96) (iii)(B) (10) (i-v)
10.1Introduction
Over the decades, Harmony Gold has continuously refined and optimized these processes, ensuring consistent gold recovery and efficient mineral extraction from diverse ore bodies. The company's well-established metallurgical practices are crucial in understanding production dynamics, enabling precise forecasting, and supporting informed management and operational decisions.

The standards and methodologies outlined in this document are meticulously designed to:
•Ensure Consistency and Accuracy: Harmony Gold maintains rigorous gold allocation and metallurgical accounting practices across all operations, ensuring that every ounce of gold is precisely accounted for;
•Facilitate Data Integrity and Accessibility: All relevant data are systematically recorded and easily accessible, allowing for transparent and informed decision-making based on reliable information; and
•Support Continuous Optimisation: By reflecting ongoing optimisation efforts and established processes, Harmony Gold ensures that recovery estimates and test results are grounded in robust and credible data.
Adhering to strict principles, Harmony Gold's metallurgical accounting system guarantees the highest accuracy in all tonnage and gold splits. This system provides a technically precise reflection of production per source and ensures that data outputs undergo rigorous verification for accuracy and credibility.

Through this overview, Harmony Gold is committed to maintaining the highest efficiency and technical excellence standards in mineral processing and metallurgical testing practices.

10.2Sampling and Testing Methodologies
Harmony Gold Mining Company Limited employs a comprehensive range of mineral processing and metallurgical testing procedures to ensure optimal recovery rates and efficient mineral extraction. These methodologies are integral to maintaining high operational standards and achieving consistent gold recovery.

10.2.1Systematic and Continuous Sampling
Harmony Gold utilises a systematic and continuous sampling approach, where ore samples are collected at various stages of the mining and processing operations. This process is automated using mechanical samplers strategically placed at critical points along the process flow, such as conveyor belts, feed points, and tailings streams. These samplers operate without human intervention, thereby minimizing potential biases and ensuring the samples accurately represent the processed material.

The sampling process is tightly integrated with the operations’ SCADA system, which controls the timing and frequency of sampling. This integration ensures that samples are taken consistently, reflecting temporal and spatial variations in the ore.

10.2.2Composite Sampling
Composite samples are created by aggregating individual samples taken over a specific period. This approach is used to obtain a more representative sample that reflects the processed ore's average grade and mineralogical characteristics. Composite sampling reduces the variability in smaller, discrete samples, providing a more accurate reflection of the ore body as a whole.

10.2.3Calibration and Verification of Equipment
The accuracy and reliability of the sampling process are maintained through regular calibration and verification of the equipment used. The mass flow systems, essential for calculating the dry mass of the ore, are calibrated monthly by the Original Equipment Manufacturer (OEM). Additionally, slurry density measurements, crucial for ensuring accurate mass calculations, are verified weekly by operational teams. This regular calibration and verification are critical to ensuring the sampling system produces accurate and representative results.

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Technical Report Summary for
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10.2.4Specific Testing Procedures
Harmony Gold conducts a variety of specific tests to address different aspects of the mineral processing workflow, ensuring the representativeness of the samples:
•Comminution Testing: Involves crushing and grinding ore to liberate valuable minerals. Tests such as the Bond Work Index and SMC are conducted to determine the hardness and grindability of the ore.
•Leaching Tests: Bottle roll and column leach tests are conducted to determine the ore's amenability to cyanidation and other leaching methods. A typical bottle roll test involves transferring a weighed sample into a leaching bottle, adding water to prepare slurries at 50% solids, and adjusting the pH with hydrated lime to about 10.5. Sodium cyanide is added (concentration based on plant conditions), and the bottles are rolled for 40 hours, with periodic pH checks and adjustments. After the leaching period, the slurries are filtered, and the residues are analyzed for gold content.
•Diagnostic Leaching is a laboratory technique used to identify the mineral phases associated with gold and understand the causes of gold losses in the leaching process. This method involves sequentially solubilizing the least stable minerals and extracting the associated gold, providing insights into the disposition of gold within the ore.

10.2.5Analytical Laboratories
SGS South Africa conducts most of the Harmony Gold's metallurgical testing. These laboratories are equipped with advanced analytical instruments and follow rigorous testing methodologies. Essential procedures include fire assay for gold analysis, with samples pulverized and analyzed in triplicate using atomic absorption spectroscopy (AAS) finish. SGS Laboratories ensure high accuracy and reliability in their testing processes, adhering to strict quality control standards.

10.3Data Validation and Quality Control
Harmony Gold employs a rigorous data validation and quality control process to ensure that the metallurgical test samples are representative and that their data are accurate and reliable.

10.3.1Statistical Analysis
Harmony Gold employs statistical analysis based on standard deviations to ensure the representativeness of samples. Samples are monitored to determine if their values fall within a predefined range. Specifically, if a sample’s value falls outside two standard deviations from the mean, it is identified as a "special cause." These special cause samples are investigated further to understand the underlying reasons for the deviation, ensuring any anomalies are identified and addressed promptly. This statistical approach helps maintain the reliability and accuracy of the sampling process.

10.3.2Continuous Improvement
Harmony Gold is committed to continuously improving its sampling and testing methodologies. The company regularly reviews and updates its protocols to incorporate the latest advancements in sampling technology and analytical techniques. This commitment ensures that the samples remain representative of the ore bodies despite changes in mining practices, ore characteristics, or processing technologies.

10.4Recovery Estimates and Processing Factors
Recovery estimates form the backbone of metallurgical accounting at Harmony Gold, providing a clear metric of the efficiency with which gold is extracted from the ore. These estimates are derived from a combination of historical data, ongoing testing, and sophisticated modelling to accurately reflect the processing plants' performance and the characteristics of the treated ores.

10.4.1Detailed Calculation of Recovery Estimates
The calculation of gold recovery involves multiple stages, each tailored to the specific ore types and the complex processing techniques employed. The basic theoretical formula for recovery estimation is:

10.4.2Head Grade and Residue Grade
The Head Grade refers to the gold content in the ore as it enters the processing plant. It is typically measured using automated belt samplers that provide a continuous stream of data on the gold content of the material.
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The Residue Grade represents the gold content in the tailings after the ore has undergone the complete processing cycle. By comparing these two metrics, the recovery percentage is calculated, indicating how much of the gold has been successfully extracted.

10.4.3Adjustments for Solution and Carbon Adsorption
In addition to the gold recovered from the solid ore, a significant portion remains in solution or adsorbed onto activated carbon during the cyanidation process. Harmony Gold’s metallurgical accounting system ensures that these forms of gold are accounted for by integrating measurements of gold in solution (measured in mg/L) and on carbon (measured in g/t). This approach ensures that the total gold recovered is comprehensively calculated, considering all forms of gold within the processing circuit.

Taking the Harmony accounting standard into account, the actual total plant recovery is calculated by:

10.4.4Integration of Bottle Roll Tests for Baseline Recovery Rates
Bottle Roll Tests are a cornerstone of Harmony Gold’s approach to establishing baseline recovery rates. Conducted monthly, these tests simulate the leaching process on a small scale, using representative samples of ore from various sources. The procedure involves placing a weighed sample in a sealed bottle with a cyanide solution and then rolling the bottle to ensure thorough mixing. Over a defined period, typically 24 to 48 hours, the solution is periodically sampled to measure the amount of gold that has leached into the solution.

The data obtained from these tests are critical for calibrating the recovery models used in the processing plants. They provide a baseline recovery rate for each ore type, which is then applied to the blended ore feed processed at the plants. This method ensures that the recovery estimates reflect the actual performance of the plant and the variability in ore characteristics.

10.4.5Processing Factors Affecting Recovery
Several factors directly influence the recovery of gold during processing. Understanding and managing these factors is essential to maintaining high recovery rates and ensuring the processing plants operate efficiently.

Ore Characteristics
The mineralogical composition of the ore profoundly impacts the recovery process. For example, refractory ores contain gold particles locked within sulphide minerals, making them more challenging to process. Harmony Gold employs specific pre-treatment methods, such as ultra-fine grinding or roasting, to liberate the gold from these complex ores, thus enhancing recovery rates.

Leaching Conditions
The effectiveness of the cyanidation process, which is the primary method for gold recovery at Harmony Gold, depends heavily on the leaching conditions. Key parameters include the concentration of cyanide in the leach solution, the pH levels, and the presence of oxygen. These conditions are meticulously controlled and monitored through the SCADA system, which provides real-time feedback and allows for immediate adjustments to optimize recovery.

Particle Size Distribution
The comminution process, which involves crushing and grinding the ore to liberate the gold, is critical for maximizing recovery. The particle size distribution directly affects the surface area available for leaching. Too coarse a grind may leave gold particles locked within the ore, while too fine a grind can lead to excessive reagent consumption or poor settling in thickeners. Harmony Gold employs the Bond Work Index and SMC tests to determine the optimal grind size for different ore types.

Preg-Robbing
Some ores contain naturally occurring carbonaceous material that can adsorb dissolved gold from the leach solution, a phenomenon known as preg-robbing. This effect can significantly reduce the amount of gold recovered. Harmony Gold mitigates this issue by pre-treating the ore to deactivate the preg-robbing materials or using additives in the leach solution that preferentially adsorb to the carbonaceous material, leaving more gold in the recovery solution.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Blending Strategies
Given the variability in ore characteristics, Harmony Gold employs sophisticated blending strategies to ensure that the feed to the processing plant is consistent regarding grade and mineralogy. This approach helps stabilize recovery rates and ensure that the plant operates efficiently. The baseline recovery rates obtained from bottle roll tests for individual sources are used to predict the overall recovery from the blended feed, allowing for accurate forecasting and operational planning.

Process Control and Monitoring
Continuous monitoring of the processing conditions is essential for maintaining high recovery rates. Harmony Gold uses a SCADA system to track critical variables such as slurry density, reagent addition rates, and leach tank conditions. Real-time data analytics allow for immediate adjustments, ensuring that the plant operates within the optimal parameters for gold recovery.
10.4.6Gold Inventory Management and Accountability
Gold inventory management is a critical component of Harmony Gold’s metallurgical accounting, ensuring that all gold within the process is accurately tracked and accounted for. Several vital metrics and calculations are used to manage and verify the accuracy of gold inventories:

Gold Accounted For (GAF)
This metric represents the total gold recovered, including the gold produced and remaining in the residue. It serves as a critical reference point for the overall gold balance.

Gold Called For (GCF)
GCF represents the expected amount of gold based on the ore feed and its calculated head grade, adjusted for any inventory changes.

Plant Call Factor (PCF)
This is the ratio of GAF to GCF, expressed as a percentage, indicating the efficiency in accounting for the amount of gold.

Pulp Call
A daily estimate of gold production, based on pulp gold, adjusted for inventory changes and residue losses.

These formulas ensure that gold recovery and inventory are accurately managed and accounted for. They provide a structured approach to monitoring and optimizing the metallurgical processes, ensuring that Harmony Gold maintains high operational efficiency and accountability standards.

10.5Conclusion
Extensive and detailed practices underpin Harmony Gold Mining Company Limited's mineral processing and metallurgical operations. The methodologies described herein reflect the company’s commitment to operational precision, consistency in gold recovery, and rigorous adherence to industry standards.

Advanced testing procedures, robust data validation, and comprehensive recovery calculations are integrated to ensure that the company’s operations are efficient, transparent, and accountable. Continuous process improvement and meticulous gold inventory management position Harmony Gold as a responsible and effective resource extraction leader.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
11Mineral Resource Estimate
Section 229.601(b)(96) (iii)(B) (11) (i-vii)
The narrow-tabular nature of the Vaal and C Reefs at Moab Khotsong lend themselves to the estimation of grade and thickness in two-dimensional (“2D”) block models, without the requirements for geological wireframes. An independent process of building a set of three-dimensional (“3D”) wireframes of the structural interpretation to inform mine planning and the Mineral Reserve estimates is also undertaken.

Gold values are estimated into geological domains using geostatistical parameters that reflect the variability of the data and the data spacing, utilizing a customized script in DatamineTM modelling software. This allows the steps in the process to be repeated, recorded and easily audited.

11.1Geological Database
The Mineral Resource estimate is based on the surface and underground exploration data obtained up to November 2023. The validated database contains a total of 134 surface drill holes and 523,762 underground channel samples. The database is exported from Fusion™ to Datamine™.

11.2Global Statistics
Histograms and statistics of the raw data are calculated for each geological domain for comparison purposes. The Coefficient of Variation ("COV"), calculated by dividing the standard deviation with the mean, gives a measure of the variability of the data. A high COV (>1) represents highly variable or highly skewed data, which may require some form of capping of extreme values to lower the COV to a more reasonable value (c.1).

The global statistics by geozone are presented in Table 11-1.

Table 11-1: Summary of the Gold Assay Descriptive Statistics

Reef / Geozone	Facies	No. Samples	Minimum (cmg/t Au)	Maximum (cmg/t Au)	Mean (cmg/t Au)	Variance	SD (cmg/t Au)	COV
Vaal Reef
1	460	62,646	1.00	9,105	1,531	0.2818	1,679	1.100
2	440	56,670	1.00	17,943	2,937	0.1070	3,271	1.110
3	470	36,086	1.00	6,696	982	0.1400	1,183	1.250
4	500	99,070	1.00	12,486	2,099	0.4885	2,210	1.050
5	370	106,159	1.00	20,298	4,041	0.1442	3,771	0.930
6	373	36,427	2.00	20,621	3,665	0.1445	3,801	1.040
7 (5)	370	479	3.00	9,524	2,147	0.5069	2,251	1.050
8 (4)	500	15	109.00	1,408	413	0.1025	320	0.780
9 (3)	470	11	401.00	2,070	1,422	0.2709	520	0.370
10 (2)	440	19	265.00	3,020	1,252	0.5937	771	0.620
11 (1)	460	28	34.00	1,853	678	0.2615	511	0.750
12	500	5,310	25.00	10,877	2,203	0.3795	1,948	0.880
13	500	7,051	10.00	9,598	1,894	0.3203	1,790	0.940
14	500	7,939	2.00	124,290	2,040	0.5328	2,308	1.130
15	500	6,832	1.00	8,230	1,414	0.2111	1,453	1.030
16	500	950	8.00	12,224	1,974	0.4352	2,086	1.060
17	430	54,116	1.00	8,064	1,330	0.2213	1,488	1.120
18	460	14,863	1.00	5,046	897	0.9231	961	1.070
21 (18)	460	—	1.00	5,046	897	0.9231	961	1.070
C Reef
1	CR1	14,062	1.00	12,290	1,949	0.0507	2,252	1.150
2	CR3	5,276	1.00	4,596	674	0.6880	830	1.230
3	CR2	9,753	1.00	8,400	1,340	0.2480	1,577	1.170
Note: COV - Coefficient of variation

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
11.3Geological Interpretation
The reefs have been sub-divided into several lateral facies, or geozones, with similar geological and grade characteristics. These geozones consider variations in stratigraphy, mineralization, structure and sedimentology, and are estimated separately in estimation domains (“EDs”). The imported data is attributed to both the appropriate EDs, for generating geostatistical models.

11.3.1Vaal Reef Geozones and EDs
The independent estimation within the different geozones at Moab Khotsong result in seven different EDs, which are referred to as 370, 373, 500, 470, 440, 460E and 460W (Figure 11-1: Vaal Reef Estimation Domains). The characteristics of each geozone are described as follows:
•370 Geozone - high grade geozone in the Top Mine area with a narrow reef package, mainly dominated by conglomerate. Dark chloritic alteration is developed at the base or throughout the whole package. It has disseminated pyrite mineralization with occasional small buckshot pyrite;
•373 Geozone - high grade equivalent of the 370 Geozone in the Middle Mine area and has similar characteristics to the 370 Geozone;
•500 Geozone - medium to low grade geozone which is less conglomeratic than the 370 Geozone. The pyrite mineralization consist of coarse crystalline and replacement pyrite. the reef package is on average 140cm thick, but variation does occur;
•470 Geozone - low grade geozone developed on the boundary of the Top Mine area and which extends into the Lower Mine. The geozone consist of a poorly developed A Facies with sporadic C Facies and B Facies quartzites. Pyrite mineralization can be both crystalline and disseminated;
•440 and 460E Geozones - extend from the neighboring Kopanang Mine (Figure 3-1), and which are separated from each other purely on grade. The geozones are dominated by the C Facies. A carbon seam is developed on the basal contact of the reef; and
•460W Geozone - also extends from Kopanang Mine into the Lower Mine area. The Geozone is similar to the 460E Geozone and although the reef may contain a thick carbon seam, it is a hard seam that typically does not contain gold.

11.3.2C Reef Geozones and EDs
The independent estimation within the different C Reef geozones at Moab Khotsong result in three different EDs, which are referred to as CR1, CR2 and CR3 (Figure 11-2: C-Reef Estimation Domains). The characteristics of each geozone are described as follows:
•Geozone CR1 - is the high-grade geozone within which the Great Noligwa shaft is located and in which area most of the historical mining on the C Reef has taken place. From a geostatistical point of view the area is both higher grade and has a thicker channel width than the other C Reef geozones. Geologically this is because both the No. 1 and No. 2 Units of the C Reef are preserved, rather than just the No. 2 Unit. The highest grades are present where both units are well developed and have carbon. The areas immediately beyond the No. 1 sub-crop position still have very well developed high grade No. 2 facies and are included in the CR1 geozone;
•Geozone CR2 - is the low-grade geozone at Great Noligwa and is also characterized by thin or no reef. Grades are often very low. This geozone represents an inter-channel paleo-high where no conglomerate deposition has occurred. Subsequent carbon and gold mineralization has been focused in the channel areas, with the inter-channel areas being virtually barren of gold; and
•Geozone CR3 - the reef in this geozone consists of a mixture of well-developed and poorly developed No. 2 Unit, with the odd No. 1 Unit remnant. Areas of hangingwall-footwall contact conditions can be expected to be fairly common within this geozone. Grades can be expected to vary drastically over short distances, as new reef types can occur very abruptly. The transition from geozone CR3 to geozone CR2 is probably gradational in areas. Geologically geozone CR3 represents a gradational change from channel deposits to interchannel deposits. The paleo-topography was uneven, and terrace and slope conditions may have played a role in reef development. Fairly narrow zones of high grade can be expected to be separated by low grade, the low-grade areas becoming more common towards the inter-channel areas.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
11.4Structural Wireframe Model
A set of 3D structural wireframes is generated, representing the geological interpretation for each reef. This is informed by the geological drilling, chip sampling, underground geological mapping and survey point data (“pegs”) data and is created in Deswik™ in order to allow subsequent mine design and planning to take cognisance of the latest geological information. These wireframes are not required for the Mineral Resource estimates.

11.5Compositing
The drill hole and chip samples are composited over the full length of the reef intersection.

11.6Capping
Outlying values (both for cmg/t and channel width) are calculated per domain at an optimal percentile using the “QUANTILE” process. The “capping” allows for meaningful Semi-Variogram modelling and avoids potential over-estimation due to extreme sample values. The capping values are presented in Table 11-2.

Table 11-2: Capping Values by Reef and Geozone

Reef / Geozone	Facies	Au Cut (cmg/t) (Max)	CW Cut (cm) (Max)	Reef / Geozone	Facies	Au Cut (cmg/t) (Max)	CW Cut (cm) (Max)
Vaal Reef				C Reef
1	460	9,105	33,0	1	CR1	12,320	83,0
2	440	17,943	36,0	3	CR2	4,597	106,0
3	470	6,696	120,0	2	CR3	8,295	67,0
4	500	12,382	210,0
5	370	20,287	168,0
6	373	20,523	240,0
7 (5)	370	9,524	283,0
8 (4)	500	6,897	159,0
9 (3)	470	2,070	173,0
10 (2)	440	3,020	34,0
11 (1)	460	1,853	189,0
12	500	10,877	236,0
13	500	9,598	263,0
14	500	12,429	213,0
15	500	8,230	231,0
16	500	11,064	204,0
17	430	8,064	53,0
18	460	5,046	51,0
21 (18)	460	5,046	51,0
Note: CW - Channel width

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 11-1: Vaal Reef Estimation Domains
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 11-2: C-Reef Estimation Domains
11.7Variography
The experimental semi-variogram is a descriptive statistic diagnostic tool for spatially characterizing regionalized variables and is central to the process of kriging with the set data that can be used. The semi-variogram is a mathematical function that describes how the spatial continuity of the sampled attribute changes as a function of distance and orientation.

Either an isotropic or an anisotropic model can be defined, comprising a nugget variance and up to 9 individual structures, although it is rarely necessary to include more than three structures. Each structure may be either spherical, power, exponential, Gaussian or De Wijsian, although spherical models are deemed adequate for this shaft. Point-support semi-variograms are modelled for the Measured Mineral Resources; 60m x 60m declustered-support semi-variograms are modelled for the Indicated Mineral Resources and 120m x 120m declustered-support semi-variograms are modelled for the Inferred Mineral Resources .

11.8Mineral Resource Estimation Methods
Grade and thickness estimates are undertaken within the geozones and informed by statistical and geostatistical analysis. Gold accumulation (cmg/t), which factors both reef thickness and grade, and channel width, are the two variables estimated. No change of support corrections are considered necessary as it is assumed that the differing support sizes for chip samples and drill hole samples are negligible.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa

11.9Estimation Parameters
The orientations and ranges of each geozone’s Semi-Variogram are used to determine the optimized set of kriging estimation parameters. The search ellipse is aligned with respect to its range and direction, to the direction of the associated semi-variogram, as well as the range distances.

The estimation method used for the local Measured Mineral Resource estimates is Ordinary Kriging (“OK”) and for the Indicated and Inferred estimates, simple macro kriging (“SMK”). Estimates are generally kriged into 30m x 30m blocks for the Measured category, using point support data. The Indicated category estimates are kriged into 60m x 60m blocks, using the associated semi-variograms, utilizing a macro kriging declustered data set. Similarly, the Inferred category estimates are kriged into 120m x 120m blocks, using the associated semi-variograms.

The minimum and maximum number of data points used for the Vaal Reef by Mineral Resource category are:
•8 and 40 for Measured;
•8 and 20 for Indicated; and
•3 and 10 for Inferred.
The minimum and maximum number of data points used for the C Reef by Mineral Resource category are:
•15 and 35 for Measured;
•12 and 40 for Indicated; and
•4 and 10 for Inferred.
Any un-kriged areas in the Inferred category regions are then estimated using a global mean.

The Measured Mineral Resource model is constrained using the Slope of Regression Estimation Confidence and merged together with the Indicated Mineral Resource and Mineral Resource models to produce a combined kriged block model.

The distribution of the Vaal Reef cmg/t estimates is show in Figure 11-3 and the distribution of the cmg/t estimates for the C Reef is shown in Figure 11-4.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 11-3: Distribution of the Vaal Reef Gold Values at Moab Khotsong
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 11-4: Distribution of the C Reef Gold Values at Moab Khotsong

Great Noligwa Shaft
Moab Khotsong Shaft
CR1
CR2
CR3
GREAT NOLIGWA MINE
N
Gold Value (cmg/t)
0-700
701-1200
1201-1800
1801-1985
1986-2500
2501-3848
3849-4677
>4678
Mine Boundary
Mined out
500 0 500 1000 1500 2000 2500
Metres
27°00'S

11.10Relative Density and Tonnage Calculation
The RD currently used for tonnage calculation at Moab Khotsong is an average of 2.78t/m3. Reef volume is determined by block area multiplied by the thickness estimate. The tonnage of each reef horizon is determined by multiplying the volume by the RD.

11.11Model Validation
The QP validated the Moab Khotsong Mineral Resource model using the following:
•visual comparisons with the raw drill hole data;
•comparisons of the raw drill hole data statistics with the model statistics;
•model volume;
•swath plots; and
•visual assessment of the block model with drill hole intersections to ensure that the grades are locally honored by the model.

The QP did not identify any critical errors in the block model.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
11.12Mineral Resource Evaluation
The Mineral Resource estimate for Moab Khotsong is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources has been determined per mining area as 500cm.g/t (Top Mine), 1,000cm.g/t (Middle Mine) and 1,350cm.g/t (Zaaiplaats) based on the economic assumptions presented in Table 11-3, at the effective date of June 30, 2024. This cut-off considers high-level assumptions for mining and processing, as well as Moab Khotsong’s likely cost structure, informed by the ongoing mining operations.

The gold price has been derived by the Harmony Executive Committee. The QP considers the price to be appropriate for Mineral Resource estimation and is slightly higher than that used for estimating Mineral Reserves (USD1,772/oz).

Table 11-3: Harmony Economic Assumptions (June 30, 2024)

Description	Unit	Value
Gold Price	USD/oz	1,878
Exchange Rate	ZAR:USD	18.26
Gold Price	ZAR/kg	1,100,000
Plant Recovery Factor	%	96.60
Unit Cost	ZAR/t	6,135

11.13Mineral Resource Classification and Uncertainties
The Mineral Resources have been classified into Measured, Indicated and Inferred categories, according to the SAMREC Code and S-K 1300 definitions. The classification is based on geostatistical and geological confidence.

For the geostatistical confidence, the Measured Mineral Resource model is constrained by the Slope of Regression Estimation Confidence, and the Indicated and Inferred Mineral Resource models are constrained by their kriging estimation parameters.

The QP then considers if the geostatistical confidence boundaries require modification based on the geological confidence in an area. The geological confidence could include confidence in the sedimentary facies and mineralization model, or confidence in the structural model.

The geological loss factors presented in Table 11-4 have been applied to the Mineral Resource estimates. These are informed by the analysis of the drilling intersections, the structural interpretation, and the historical geological losses.

Table 11-4: Geological Losses Applied by Mineral Resource Category

	Vaal Reef			C Reef
Classification	Top Mine	Middle Mine	Zaaiplaats	Top Mine
Measured	3.0%	2.0%	2.0%	3.0%
Indicated	15.3%	14.1%	17.0%	17.8%
Inferred	33.7%	30.0%	30.0%	33.7%

The application of the classification criteria above results in the following set of approximate sample spacings for each Mineral Resource category:
•1,000m x 1,000m for Inferred;
•100m x 100m for Indicated; and
•5m x 5m for Measured (underground channel sampling).

Factors that may affect the Mineral Resource estimates include the following:
•gold price assumptions;
•exchange rate assumptions;
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
•operating and capital cost assumptions;
•gold recovery assumptions;
•geology-related risks; and
•operational risks.

11.14Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K).

The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves, for both the Vaal and C reefs is presented in Table 11-5. It is important to note that the combined Measured and Indicated Mineral Resources, inclusive of Mineral Reserves, are carried forward to the Mineral Reserves conversion and subsequent Reserve planning.

The QP compiling the Mineral Resource estimates is Mr V Esterhuizen, Acting Ore Reserve Manager, and Harmony employee.

Table 11-5: Summary of Moab Khotsong Mineral Resource Estimate as at June 30, 2024 (Exclusive of Mineral Reserves)1-8

METRIC	Gold			Uranium
Mineral Resource Category	Tonnes (Mt)	Grade (g/t)	Content (kg)	Tonnes(Mt)	Grade (Kg/t)	Content (Kg)
Measured	2.938	17.32	50,895	—	—	—
Indicated	2.888	15.38	44,417	5.826	1.17	6,817,224
Total / Ave. Measured + Indicated	5.826	16.36	95,312	5.826	1.17	6,817,224
Inferred	2.703	18.16	49,098	2.703	0.71	1,925,445

IMPERIAL	Gold			Uranium
Mineral Resource Category	Tons (Mt)	Grade (oz/t)	Content (Moz)	Tons(Mt)	Grade (lb/t)	Content (Mlb)
Measured	3.239	0.505	1.636	—	—	—
Indicated	3.183	0.449	1.428	6.423	2.340	15.029
Total / Ave. Measured + Indicated	6.423	0.477	3.064	6.423	2.340	15.029
Inferred	2.980	0.530	1.579	2.980	1.424	4.245
Notes:
1.    The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). The Qualified Person responsible for the estimate is V. Esterhuizen, who is the Acting Ore Reserve Manager, and who is a Harmony employee.
2.    The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3. No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4. The Mineral Resources are reported using a cut-off value per area of 500cmg/t, 1000cm.g/t and 1350cm.g/t determined at a gold price of USD1,878/oz.
5. Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7. Rounding as required by reporting guidelines may result in apparent summation differences.
8. The Mineral Resource estimate is for Harmony’s 100% interest.
9. The Mineral Resource estimate for Uranium is reported under Indicated and Inferred Resource category as a gold production by-product.

The location of the Vaal Reef and C Reef Mineral Resources in relation to the mining right boundary is presented in Figure 11-5 and Figure 11-6, respectively.

11.15Audits and Reviews
Regular audits and reviews by the QP takes place throughout the Mineral Resource process.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
11.16Mineral Resource Reconciliation
The combined Measured and Indicated Mineral Resource gold content estimate for 2024, exclusive of Mineral Reserves, increased by approximately 0.1% from 3.060Moz to 3.064Moz of gold. This increase is primarily due to a change in dip of the Vaal Reef blocks in Zaaiplaats against the Jersey fault and the inclusion of a C Reef block in Top mine into the Mineral Resources. The estimation model indicated a decrease in value in the Zaaiplaats which was offsetted by the additional volume due to the change in dip. The value change was due to new sampling information from above infrastructure on reef development in the Zaaiplaats area. Estimation changes can be expected as new data becomes available due to the high grade variability of the orebody.

The combined Indicated Mineral Resource uranium content estimate for 2024, exclusive of Mineral Reserves, increased from 9.052Mlb to 15.029Mlb of uranium. This increase is primarily due to a change in dip of the Vaal Reef blocks in Zaaiplaats against the Jersey fault and the inclusion of a C Reef block in Top mine into the Mineral Resources and higher uranium values returned in the current mining areas below 101 level.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 11-5: Location of Moab Khotsong Vaal Reef Mineral Resources and Mineral Reserves
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 11-6: Location of Moab Khotsong C Reef Mineral Resources and Mineral Reserves

11.17Comment on Mineral Resource Estimates
In the opinion of the QP:
•The methodologies applied in estimating the Mineral Resource are based are well established;
•there is no known geological data that was not used that could materially influence the estimated quantity and quality of the Mineral Resource;
•there is no obvious geological, mining, metallurgical, environmental, social, infrastructural, legal and economic factors that could have a significant effect on the prospects of any possible exploration target or deposit; and
•the model for the Mineral Resource estimate is sound and it was not deemed necessary to consider alternative interpretations for the current Mineral Resource Statement.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
12Mineral Reserve Estimate
Section 229.601(b)(96) (iii)(B) (12) (i-vi)
The QP takes accountability for the Mineral Resources and Mineral Reserves. The Mineral Resources and Mineral Reserves are derived through a business planning process and consideration by the Chief Operating Decision-Maker (“CODM”), identified as the CEO’s office. The business planning process comprises multi-functional reviews inclusive of all mining, support and service departments that are involved in the verification of the Modifying Factors and other inputs. The CODM consists of various executive roles and responsibilities. These executives assess the profitability, the revenue and production costs. The CODM also considers capital expenditure, gold production and tonnes milled when assessing the overall economic sustainability.

12.1Key Assumptions, Parameters, and Methods used to Estimate the Mineral Reserve
The results and assumptions derived from the business planning process is based on an 18-months history. The planning process carefully considers strategic plan directives; analysis of historical performance; realistic productivity, and cost parameters; Modifying Factors; and technical and economic studies that have demonstrated justified extraction, as applicable to specific portions of the Mineral Reserves.

The Mineral Reserves are considered based on several factors, including:
•the latest geological structure and associated Mineral Resource estimation models that constrain the layout for the mine design and LOM planning;
•the use of only Measured and Indicated Mineral Resources to derive the Mineral Reserves;
•the need for regional rock engineering stability pillars which are used for mining and geological support;
•the extent, or lack thereof, of pillar mining, mining of remnant areas, reclamation of broken ore out of old areas, tailings, or any other sources;
•the mining method in use at Moab Khotsong, taking into account the mining and rock engineering design guidelines (Section 13); and
•the sources of dilution and other relevant Modifying Factors.

The Mineral Resources form the basis of identifying the mineable areas. These mineable areas are then designed and scheduled, as per the design parameters and layout, using DeswikTM Sched. The Modifying Factors are then incorporated in order attain the Mineral Reserve estimate.

12.2Modifying Factors
A summary of the Modifying Factors that were applied in the conversion of Mineral Resources to Mineral Reserves for Moab Khotsong is presented in Table 12-1. The Modifying Factors are based on an analysis of 18-months of actual data, modified to take into account changes in future strategies as appropriate.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 12-1: Moab Khotsong Mineral Reserves Modifying Factors (June 30, 2024)

Modifying Factor	Unit	Moab Khotsong Middle Mine	Zaaiplaats	Great Noligwa Shaft Pillars
Relative Density	t/m³	2.78t/m³	2.78t/m³	2.78t/m³
Stoping width	cm	178cm	154.0cm	182cm
Gully	%	10.13%	10.10%	10.43%
Off Reef	%	15.25%	12.00%	15.25%
Waste to Reef	%	—%	—%	6.57%
Flushing tons	%	7.98%	7.98%	—%
Discrepancy	%	17.50%	18.70%	14.04%
Mine Call Factor	%	68.98%	78.00%	68.98%
Plant Recover Factor	%	96.60%	96.50%	96.60%
Mine Recover Factor	%	66.63%	75.27%	66.63%
Plant Call Factor	%	100.00%	100.00%	100.00%
Mineral Reserve cut-off	cmg/t	1,300	1,800	1,200

Plant recovery, as shown in Table 12-1, is also consistent with the processing and recovery methods as defined in Section 14.

12.3Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). No significant differences were observed.

The reported Mineral Reserves, as at June 30, 2024 are declared as delivered to the plant, while the gold content is calculated after factorizing in the plant recovery as a modifying Factor. This gold content is calculated after factoring in the plant recovery as a Modifying Factor. The Mineral Reserve estimate for Moab Khotsong is summarized in Table 12-2. The location and classification of Mineral Reserve is presented in Figure 11-5 and Figure 11-6. The Qualified Person responsible for the estimate is Mr V Esterhuizen, Acting Ore Reserve Manager, and Harmony employee.

Table 12-2: Summary Moab Khotsong Mineral Reserve Estimate (June 30, 2024)1-7

METRIC	Gold			Uranium
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes(Mt)	Grade (Kg/t)	Content (Kg)
Proved	3.360	7.69	25,848	0.000	0	0
Probable	10.277	8.14	83,671	13.637	0.35	4,762,876
Total (Proved + Probable)	13.637	8.03	109,519	13.637	0.35	4,762,876

IMPERIAL	Gold			Uranium
Mineral Reserve Category	Tons (Mt)	Gold Grade (oz/t)	Gold Content (Moz)	Milled Tons (Mt)	Grade (lb/t)	Content (Mlb)
Proved	3.704	0.22	0.831	—	—	—
Probable	11.329	0.24	2.690	15.032	0.699	10.500
Total (Proved + Probable)	15.032	0.23	3.521	15.032	0.699	10.500
Notes:
1. The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). The Qualified Person responsible for the estimate is V. Esterhuizen, who is the Acting Ore Reserve Manager, and who is a Harmony employee.
2. Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3. Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4. Gold content is recovered gold content after taking into consideration the modifying factors.
5. Mineral Reserves are reported using a cut-off grades per mining area of 1,200cm.g/t, 1,300cm.g/t and 1,800 cm.g/t determined using a gold price of USD1,772/oz gold.
6. Rounding as required by reporting guidelines may result in apparent summation differences.
7. Mineral Reserves for Uranium is reported under the Probable category as a by-product of gold extraction.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
12.4Mineral Reserve Reconciliation
The declared Mineral Reserve decreased from 3.681Moz as at June 30, 2023 to 3.521Moz as at June 30, 2024. The key variances are shown in Figure 12-1 and are noted as follows:
•depletion;
•Zaaiplaats estimation decreased due to new sampling information. Estimation will fluctuate year on year as new values are returned from underground sampling and exploration borehole intersections.

12.5Commentary on Mineral Reserve Estimate
The Mineral Reserve estimates at Moab Khotsong are informed by a business planning process and take into consideration all the necessary Modifying Factors. The mine is currently mining profitably, and the Mineral Reserve estimates are supported by an economic analysis which indicates an NPV of ZAR1,545 million profit at a discount rate of 9%.

Any by-products that are recovered as part of the refining process, make up an immaterial component of the total metal inventory, and is thus not reported as part of the Mineral Reserve estimate. There are no obvious material risks that could have significant effect on the Mineral Reserves.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
13Mining Method
Section 229.601(b)(96) (iii)(B) (13) (i-v)
The tabular nature of the orebody, along with its depth and structural complexity, dictates the mining method employed at Moab Khotsong. The primary mining method used at Moab Khotsong is conventional breast mining, on a scattered grid. This method, as opposed to the Sequential Grid Mining (“SGM”), is necessitated by the complex geology at Moab Khotsong, which prevents the implementation of a strict mining sequence. Moab Khotsong makes extensive use of backfill for the support of stopes. The economic reef horizons of Top and Middle Mine are exploited between depths of 1,698m and 3,054m below surface.

Zaaiplaats is located between the elevations of 3,054m and 3,526m below surface. Zaaiplaats will be accessed by declines from the northeastern end of the Zaaiplaats property to take advantage of the existing access development in place.

13.1Mining Operations
The Vaal Reef is extracted at both Great Noligwa and Moab Khotsong, whilst the C Reef is only extracted at Moab Khotsong. The latter represents only 5% of the Moab Khotsong production.

Moab Khotsong Mine has a single vertical shaft. Great Noligwa Mine has a twin vertical shaft and a dedicated ore processing plant. The Great Noligwa Shaft Pillar is accessed through Great Noligwa shaft, Middle and Top Mine is accessed through Moab Khotsong shaft and Zaaiplaats will be accessed through a decline system from the base of the Moab Khotsong shaft.

The Zaaiplaats Mineral Reserves are situated below the existing infrastructure. These Mineral Reserves will be accessed through declines from 101 Level at Moab Khotsong mine, to take advantage of existing development in that area. The ore will be extracted via the Moab Khotsong shaft. The assumptions regarding the mining operations for Zaaiplaats are supported by a Feasibility Study, completed by Harmony in 2021.

All ore is transported to the Noligwa Plant where it is processed.

13.1.1Scattered Mining
The primary mining method used at Moab Khotsong is conventional breast mining, on a scattered grid (“Scattered Mining”). This method, as opposed to the SGM, practiced at many of Harmony’s other deep level operations, is necessitated by the complex geology at Moab Khotsong, which prevents the implementation of a strict mining sequence. Moab Khotsong makes extensive use of backfill for the support of stopes.

The Scattered Mining makes use of pillars with a pre-developed grid of tunnels, aimed at providing geological information ahead of the mining face, in order to control geotechnical stress. The Geotechnical Engineering department provides detailed numerical modelling and guidance regarding the best mining practices to be applied to minimize the risk associated with seismicity. An example of the mining sequence used at Moab Khotsong is shown in Figure 13-1.

Development for the Scattered Mining at Moab Khotsong is predominantly in the footwall and the access haulages are typically positioned 100m to 120m below the reef plane. Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralized zone). In primary development, horizontal haulages are developed from the vertical shaft, extending to the extremities of the mining level. The inter-level spacing, which is the perpendicular distance between two consecutive level stations underground, is typically 90m. Further development is done at defined intervals along the haulages, towards the mineralized zones, in the form of crosscuts. For secondary development, an inclined excavation that connects two levels is established, referred to a raise or winze depending on the upwards or downwards direction of the development. A schematic layout is provided in Figure 13-2.

Haulages, crosscuts and raises are pre-developed on a grid system and raises are typically spaced approximately 130-180m apart. The presence of large geological structures within the raise line can influence these footwall development positions. A plan view of a typical footwall crosscut is shown in Figure 13-2.

A cross section view of the blueprint for inclined secondary development is depicted in Figure 13-3. This is used to access the reef contact and is advanced from the position of respective crosscuts. Ore is extracted from stoping panels established from the inclined development. The typical stoping panel dimensions are a panel length of 25m and a stoping width of 1.70m for the Vaal Reef.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa

Figure 13-1: Plan Showing the Mining Sequence and LOM Extents at Moab Khotsong
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 13-2: Plan view of a Typical Footwall Crosscut at Moab Khotsong

Figure 13-3: Cross Section of the Development Blueprint at Moab Khotsong

13.1.2Shaft Pillar Extraction
The extraction of portions of the Great Noligwa mine shaft pillar is included in the Reserve Plan for Moab Khotsong. A shaft pillar is an un-mined area, surrounding the vertical shaft system, which was left un-mined in order to protect the shaft infrastructure from geotechnical stresses, during mining operations. It is common practice within South African gold mines for a portion of the shaft pillar to be extracted, usually towards the end of a mine’s life.

The thickness and orientation of the Vaal Reef in the shaft pillar is the same as in other parts of Moab Khotsong, and so the mining approach, mining method and mine designs discussed in this chapter are broadly applicable to the shaft extraction process. Particular attention is given to the monitoring of the geotechnical aspects of the mining operations during shaft extraction.

13.2Mine Design
The mine design strategy aims at maximizing the safe extraction of ore, while minimizing the risk of geotechnical failures, which can result in operational disruptions and dangerous working conditions. The
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
most critical parameter that varies in mining is the geology of the area. The Vaal Reef has been subject to faulting and intrusions by igneous dykes and sills that cut across the reefs. The most significant form of control at Moab Khotsong for rockfalls and rock bursts is the backfill support. Backfill is considered a regional support system. Ledged raises are supported by a combination of packs and backfill ribs, which keeps the central raise line much more stable during the stoping operations.

The occurrence of geological faults may lead to production delays, geotechnical risks, and the potential of flooding. Depending on the geology of the dyke or sill, a change in the mining direction may be required, or as in the case of low-risk scenarios the Rock Engineering department may suggest a safety and support strategy to mitigate the associated geotechnical risk. A change in mining direction may result in Mineral Resource losses, or an increase in dilution.

A mine design that is sufficiently informed, with geological data, is progressed to the mine planning phase. Mine planning is done on a macro scale as well as on a micro scale. On a macro scale, a regional cut-off grade is applied and the material below cut-off is excluded from the mining model. On a micro scale, the mining model is then subject to constraints that are applied because of the geotechnical design and other limitations.

13.2.1Mine Design Parameters
Mine design is undertaken using DeswikTM Cad software and includes the delineation of mining areas for each mining level and section, usually leading from an extension of the existing mining sequence, and the definition of the necessary development layouts. The mine design includes bracket pillars on either side of geological features, which are 5m pillars if the features overlie stopes and the dip does not exceed 70°, or 10m pillars if the dip exceeds 70° or the feature extends above or beneath a stope. The mine design parameters used are shown in Table 13-1. (Section 7)

Table 13-1: Key Mine Design Parameters

Parameter	Unit	Value
Regional Stability
Dip Stabilizing Pillar Dimensions	m	30
Safety pillars - Large structures	m	10
Strike Span	m	170
Dip Span	m	N/A
Strike Stability Pillar Spacing¹	m	170
Access Haulages Middling to Reef	m	120
Primary Development
Advance	m/month	24
Secondary Development
Advance	m/month	18
Economic Parameters -Area specific Cut-off Grade (planning)
Top Mine	cm.g/t	1,200
Middle Mine	cm.g/t	1,300
Zaaiplaats	cm.g/t	1,350
Notes:
1.    Pillar spacing is measured skin to skin.

13.3Mine Plan Development and Life of Mine (“LOM”) Schedule
The mining method at Moab Khotsong is dependent on development staying ahead of the mining front, so that accurate geological information is gathered and included in final designs before mining commences. This also enables planning and scheduling activities to be accurately sequenced, which leads to better planning, safer working conditions, and improved profitability.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
The LOM plan and scheduling starts with the use of the planning model, which is modelled at a cut-off grade per area of 1,200cm.g/t (Top Mine), 1,300cm.g/t (Middle Mine) and 1,800cm.g/t (Zaaiplaats). The mining rates used in determining the LOM plan are based on the current and expected operational performance, notwithstanding any unforeseen underground mining constraints. The remaining LOM for the operation is planned for 20 years up to 2044, with a planned mining rate averaging at approximately 858ktpa (milled tons) over the LOM period. The extent of the Moab Khotsong LOM plan is shown in Figure 13-1. The combined forecasted tonnages and gold produced for the LOM of Moab Khotsong is shown in Figure 13-4 and Figure 13-5, respectively. The LOM plan is inclusive of the inferred mineral resources while the Reserve plan is exclusive of the inferred mineral resources.

13.4Geotechnical and Geohydrological Considerations
Apart from the geotechnical risks that can be caused by the existence of geological structures and the presence of water and gas, there is also a seismicity risk at Moab Khotsong due to the depth of the mining operations. Moab Khotsong maintains a network of seismic and geohydrological monitoring points and a dynamic geotechnical model which takes the latest geological structural model and the selected mining method into account to design suitable mining layouts.

Detailed geotechnical design recommendations are provided for development, ledging, stoping and pillar extraction activities. The geotechnical design recommendations include, amongst others:
•safe distances between development and potentially active geological features,
•middling distances between development tunnels or between development and stoping operations;
•the design of incline development infrastructure such as travellingways and boxholes;
•priority areas for mining during ledging operations;
•mining direction with respect to potentially active geological features;
•bracket pillar dimensions against geological structures; and
•the safe abandonment and removal from the Mineral Reserve of un-mined areas adjacent to potentially seismically active geological features.

Figure 13-4: Graph of Moab Khotsong Mineral Reserve Plan - Tonnes and Grade

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 13-5: Graph of Moab Khotsong Mineral Reserve Plan – Gold Produced (kg)

10,000
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Gold Produced (kg)

The dynamic geotechnical model is also used to manage and monitor the occurrence of ground water and gas intersections at the mine. Moab Khotsong, like most deep level operations, does encountered water-bearing fissures and faults, as well as methane. There is always some risk associated with flooding and gas explosions at the mine, in the event of an unforeseen influx of uncontrolled water or gas, from within the mining operations or from neighboring mining operations.

Flooding from the redundant mines adjacent to Moab Khotsong operations is a risk that is being effectively mitigated through pumping from Moab Khotsong’s Great Noligwa Shaft. The regional flooding risk is being managed collectively by Margaret Water Company, Harmony and Village Main Reef Mines (“VMR”).

Mine water from several neighboring mines flows in at Great Noligwa’s 74 Level and accumulates in a 2km dewatering dam at 74/76 level. Water is then allowed to gravitate down to 76 Level, in a controlled manner, through 450mm columns into the 78 Level dewatering dams. The water is then pumped to surface through the 78 Level pump station. This water is used by the processing plant. Water levels and influx is monitored on a 24-hour basis by the control room, and the pumping system is automated and operated from surface.

Cover drilling is also done ahead of development to identify water and gas intersections in advance. Apart from drilling, water is also identified during primary and secondary development. In the event of major water intersections, a water sealing plan is initiated. Most of the mining areas have been sealed off, and in some cases hoses and pipes are installed which diverts water to sumps, to be eventually pumped out to surface.

13.5Dilution and Grade Control
Grade control takes place from the exploration phase through the sampling of drill core, to sampling of excavations (which concentrates on solid ore grades) to broken ore grade control, which focusses on tonnage and grade estimation of the ore flow from the blasted stope to the delivery to the plant.

The Mine Surveyors measure stopes on a monthly basis. The Mine Surveyors are accompanied by Grade Control Officers, who assess the extent to which blasted material has been cleaned from the stope and identify any tonnage lock-ups. Follow up checks are done on previously identified and reported lock-ups, off-reef mining and areas where reef has been left in the footwall or hanging wall.

On the monthly measuring day, all relevant information is extracted electronically in order for the necessary adjustments to be made to the grade and tonnage calculations.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
13.6Ore transport
The blasted ore from the stoping panels is moved with winch-operated scrapers along gullies to ore passes where it gravitates down to the loading boxes in the footwall cross-cuts below the stopes. Broken rock handling is track-bound, and ore is transferred via several inter level sub-vertical transfer systems that gravity feed to the main silos on 77 Level or 103 level.

Separate streams are used for waste rock and gold bearing ore in Middle Mine and the future Zaaiplaats. Most of the waste rock is separated from reef ore underground and accounted for separately. Top Mine waste rock does not have separate streams and is hoisted with gold bearing ore.

The waste and reef rock is hoisted separately to surface through the main shaft onto separate belts. The waste and reef rock converges at the rail silo and is transported to the Great Noligwa Plant via rail. Moab Khotsong has a hoisting capacity of 120 000 tons per month.

13.7Mining Equipment and Machinery
Development and stoping operations at Moab Khotsong require the following equipment:
•haulages and associated development require hydro-powered (“HPE”) drill rigs for underground excavations and tunneling;
•decline development require trackless mobile machinery (“TMM”) for underground excavations and tunneling while waste rock is loaded onto TMMs and transported to tipping points to be trammed to the shaft;
•production drilling in stopes requires compressed air hand-held drills;
•raise boring drill rigs are used for the development of ventilation connections and ore passes; and
•ore from the stoping ore passes is loaded directly into hoppers from box-front chutes. Waste rock from development operations is loaded into similar hoppers and both ore and waste is trammed to the shafts.

13.8Mining Personnel
Moab Khotsong mining operations are labour intensive. The mine is supported by approximately 5,800 mine-employed personnel and approximately 2,700 labour personnel are in direct production. The underground mining operations uses an 11-hour shift system, operating a 2-shift cycle per day. The mining personnel operating on this shift cycle, comprise of workers performing development, stoping, and other additional tasks. These personnel are sub-divided and organized into support, breaking (also referred to as drill and blast crew), and cleaning crews.

The supporting and breaking crew complete tasks during the day shift, while cleaning is done during the night shift. A development crew is responsible for one development end at a time. Moab Khotsong plans to achieve an average of approximately 230m2/crew/month.

13.9Commentary on Mining Method
The majority of the mining at Moab Khotsong utilises the Scattered Mining method, with backfill support. This mining method has been extensively used and is well suited to the relatively complex geological structure.

The mine design, planning and scheduling for the mine is developed using DeswikTM Cad and DeswikTM Sched software, considering the geotechnical model and related parameters. The main geotechnical and geohydrological risks at Moab Khotsong include the presence of gas, ground water and seismicity, which are managed through the integrated monitoring systems, and incorporated into working mining models that inform daily mine planning decision-making. Extensive geotechnical recommendations are included in the mine design for development, ledging and stoping operations.

The mining rates, machinery and equipment, ore transport, grade and dilution control and labour resourcing are driven by the mine schedule and are within existing operating limits or are supported by a Feasibility Study. The mining parameters and associated risks for Moab Khotsong are well understood, and risk mitigation measures are put in place.
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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
14Processing and Recovery Methods
Section 229.601(b)(96) (iii)(B) (14) (i-iv)
The gold processing facility at Great Noligwa has been in operation since the 1970s and is hence a well-established operation. The technology used to process the gold-bearing ore is well established, being used across the majority of South African gold operations and suitable for the style of mineralization.

14.1Mineral Processing Description
All ore mined at Moab Khotsong Operations is treated and smelted at the Great Noligwa Plant. The ore which is mined at Moab Khotsong mine is transported to Great Noligwa by rail, while a conveyor belt system is in place between the Great Noligwa shaft and the Great Noligwa Plant. The process flow for Great Noligwa Plant is presented in Figure 14-1.

The material from the different ore sources is milled and thickened at the Great Noligwa Plant. The slurry is pumped to the South Uranium Plant where the uranium is extracted. This involves the leaching of uranium by sulphuric acid and manganese dioxide. After the uranium has been leached, the thickened slurry, from the counter-current decantation section, is pumped back to Great Noligwa Plant for gold extraction. The uranium concentration continues inside the South Uranium Plant by steps including ion exchange, solvent extraction and precipitation. The final product (Ammonium Di-Uranate) from the uranium plant is dispatched and transported by road for calcination at Nuclear Fuel Corporation of South Africa (“NUFCOR”) uranium refinery, situated in Westonaria. The Uranium Oxide is finally transported to convertors in Canada and the USA.

A conventional gold leach process (cyanidation) follows, incorporating liquid oxygen injection and control of pH through the addition of lime, is applied. The cyanidation process is one of the most utilized methods for the recovery of gold from auriferous ores. The use of cyanide leaching for gold recovery is based on gold’s properties, mainly its solubility (ability to dissolve) in cyanide solutions.

Once the gold is dissolved into the cyanide solution it has a higher ability to attach onto activated carbon through the application of carbon in pulp (“CIP”) technology. In the CIP tanks, a carbon and slime mixture is pumped counter-current flow, with the carbon becoming increasingly “loaded” with gold.

The loaded carbon then enters the elution columns, which are high pressure vessels that circulate the loaded carbon extracting the gold. The gold will “deabsorb” from the activated carbon and attach onto stainless-steel wool by means of electrowinning. The CIP circuit makes use of gravity flow of slime between the consecutive counter-flow stages in order to recover recirculate the activated carbon back into the system. Following this process, the cathode steel wool is smelted after drying in the calcining ovens. The gold doré is then dispatched to Rand Refinery (Pty) Limited for final refining, with silver as a by-product.

14.2Plant Throughput, Design, Equipment Characteristics and Specifications
The milled ore follows a standard cyanide leach, CIP and electrowinning process in order to extract the gold bullion. The current plant capacity is 260ktpm, or daily treatment rate of approximately 9,420tpd at 92% availability (Table 14-1).

The plant is operating below its designed throughput capacity, as shown in Table 14-2, and has the potential to process the additional ore planned from Zaaiplaats.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 14-1: Schematic Flow Diagram of the Metallurgical Process

H2O
Flocc
Ore received from Reef Mining Shafts: Moab Khotsong (Au & U3O8 Bearing)
Ore Milling (Cataracting & Atrritioning - desired particle size distribution envelope)
Thickening (Solids settling & Water Recovery)
Milling and Theckening Circuit
Ore and Slurry Handling)
Lime - CaO
H2SO4
Uranium Plant Residue Neutralization (pH 10.4)
Uranium Plant Residue (pH <2)
Uranium Plant (Uranium Extraction pH <2)
Leaching Section (Cyanide, O2 & time)
Residue
Tailings Storage Facility (TSF)
Leaching, Adsorption, Regeneration,
Backfill & Residue Disposal
Carbon In Pulp (CIP) Circuit Carbon & Slurry Counter-Current: gold loads onto carbon - loaded carbon
Backfill Section (Supply & Quality)
Moab khotsong
Carbon Regeneration
Elution
Electrowinning (Stainless Steel Cathodes, Time)
Calcining & Smelting (Heat,Flux, Time)
Rand Refinery
Smelthouse

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 14-1: Key Equipment Specifications at Great Noligwa Gold Plant

Equipment	Unit	Capacity
Mill Silo (per silo – 3 silos)	Volume / silo (m3)	2,900
	Tonnes	4,500
ROM Mill (per mill – 3 mills)	Volume / tank (m3)	355
Leach (10 leach tanks)	Dry Tonnes / tank	825
CIP (8 tanks)	Volume / tank (m3)	749
	Dry Tonnes / tank (t)	1,000
Acid Wash (per tank - 2 tanks)	Volume / tank (m3)	36
	Carbon (t)	12
	Cycle time (hr)	2
Elution (per tank - 2 tanks)	Volume / tank (m3)	30
	Carbon (t)	12
	Cycle time (hr)	24
Thickener (- 2 thickeners)	Volume / thickener 1 (m3)	6,400
	Volume / thickener 2 (m3)	3,000
	Dry Tonnes (t)	4,000

Table 14-2: Design Throughput Versus Actual Throughput at Great Noligwa Gold Plant

	Throughput
Equipment	Design (t/hr)	Actual (t/hr)
Mill	200	185
Leach	350	235
CIP	350	235
Thickener	350	235

The cyanide leach is an intricate balance of time, pH and oxygen sparging. These parameters have been determined with metallurgical test work and historical performance to optimize the recovery. The parameters used in this process are set out in Table 14-3.

Table 14-3: Leaching Process Material and Properties

Process Requirements	Properties
pH	10.5 - 11.5 (controlled by lime addition)
Cyanide	180 - 300 ppm as 100% NaCN
Leaching Time	24 – 40 hours
Oxygen	Air or oxygen sparged, 5 - 25 ppm O2
Cyanide Relative Density	1.38 - 1.45, 40-50% solids at SG 2.7

14.3Energy, Water, Process Material and Personnel Requirements
14.3.1Energy
The Great Noligwa Plant requires approximately 112GWh of electricity per annum. This is supplied by Eskom.

14.3.2Water
The Great Noligwa Plant requires approximately 1,000Ml of water per annum, which includes both potable and process water. The operation has an established and secure water supply, which is sufficient for the requirements of the Reserve Plan.

14.3.3Process Material
The reagents and their consumption rates are presented in Table 14-4. The cyanide and lime is produced in South Africa whilst the carbon and flocculant is sourced from abroad.

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Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 14-4: Consumables

Consumable	Unit	Value
Lime	tpm	104,3
Flocculant	tpm	4,6
Cyanide	tpm	60,6
Carbon	tpm	11,4

14.3.4Personnel
The Great Noligwa Plant is appropriately staffed for the required tonnage throughput, having a compliment of 269 people.

14.4Commentary on the Processing and Recovery Methods
The Great Noligwa Gold Plant has been in operation since 1972 and, as such, the processing method is considered well established for the style of mineralization processed. The plant makes use of historical trends and data as a basis for the forecast processing parameters, except for instances where projects are planned for optimisation, for which appropriate test work is done.

The recoveries used in the business plan are based on historical performance. The methodology applied considered the historical metallurgical recovery (18-month period) for the relevant ore source. The actual monthly head grades were reviewed and the relationship between the head grade and recovery were used as base for the 2023/24 Business Plan metallurgical recoveries, taking into consideration the relevant forecast head grades (Figure 14-2).

Figure 14-2: Graph of Historical Recovery (18 month actual)

100%
99%
98%
97%
96%
95%
94%
93%
92%
91%
90%
Recovery (%)
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sept-23
Oct-23
Nov-23
Monthly Ave
Applied
Month, Year

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
15Infrastructure
Section 229.601(b)(96) (iii)(B) (15)
Moab Khotsong is an established operation and all of its surface and underground infrastructure are sufficient for the Middle Mine and Top Mine Reserve requirements.

Zaaiplaats commenced with development on 101 Level after Board approval in 2021.

15.1Surface Infrastructure
The infrastructural layout includes hoisting facilities; logistical support for core handling, sampling, and transporting; the processing plant; waste rock facilities; tailings and leaching infrastructure; roads; water and power supply; ventilation and refrigeration systems; stores and workshop support; electrical supply; offices; housing and security. The location of the surface infrastructure is presented in Figure 15-1. The location of the surface infrastructure related specifically to Great Noligwa is presented as a Google Earth image in Figure 15-2, whilst that for Moab Khotsong Middle Mine is presented in Figure 15-3.

15.1.1Ore and Waste Rock Storage Facilities
The waste and reef rock is hoisted separately to surface through the Moab Khotsong main shaft onto separate belts. The waste and reef rock converges at the rail silo and is transported to the Noligwa Plant via rail (Figure 15-1 and Figure 15-2). Ore is stored in a run of mine (“ROM”) silo located at the plant.

There is a waste rock dump facility (“WRD”) located adjacent to the Moab Khotsong shaft which is currently not being used for deposition. The WRD is being reworked through the Noligwa and Mispah plants as milling material (Figure 15-1). The WRD dump facility will be adequate to be utilized in later years as directed by the Zaaiplaats waste development and plant requirements.

15.1.2Tailings Storage Facilities
The tailings storage facility (“TSF”) for the Great Noligwa plant’s waste is located approximately 5km to the south of the plant. The TSF is currently active and is owned and operated by Moab Khotsong.

The TSF site has full engineering records including design, construction, operation, and maintenance plans. The design height for Mispah Dam 1 is 68m and for Mispah Dam 2 is 50m and is engineered in an upstream raising method. The designed volume for Mispah Dam 1 is 83Mm3 and for Mispah Dam 2 is 15.7Mm3 and at the current deposition rate, it is estimated that the TSF will be able to service the needs of the combined production from the Moab Khotsong operations until 2044.

A closure plan, typically extending over a 2-year period, to assess the TSF against the impact of extreme weather events because of climate change is also in place. In 2017, signs of distress were noted along the western embankment of Mispah Dam 1. Cracks extended diagonally up and parallel to the slope and increased with time. Bulging was observed at the toe. Deposition on the facility was halted immediately and detailed surveillance was implemented. An investigation ensued to determine the cause and understand the mechanism for the observed TSF behaviour. Possible mechanisms were identified and assessed. It was concluded that yielding of the underlying rock, in turn underlain by highly compressible strata, was the most plausible mechanism. The way forward included assessment of the available geological information to determine if similar conditions exist elsewhere along the TSF embankments. Mitigation and remedial measures were compiled and implemented to restore the TSF to an acceptable and safe condition and the facility was recommissioned in March 2019. Close monitoring of the TSF continues with no further signs of distress observed to date.

The TSF adheres to the SANS 10286 governed classification system and is monitored by internal engineers, supported by external engineering specialists.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 15-1: Moab Khotsong Surface Mine Layout and Infrastructure

Settling Dams
Great Noligwa #
Noligwa Plant
South Uranium Plant
Moab Khotsong #
Mispah 1 TSF
Mispah 2 TSF
Kopanang Paydam
Scale
0
500m
Tailings pipeline
Railway line
Road

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 15-2: Great Noligwa Mine Surface Infrastructure

N
Settling Dams
AEI Service and Siemens Man Winders; BMR Winder
Main Shaft
Vent Shaft
Main Fans
Consumer Substation
Fridge Plants
Compressors
Eskom Yard
Surface Conveyor Belts and Ore Silos
0
200m

Source: Google Earth (Image Date: June 2021)

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 15-3: Moab Khotsong Mine Surface Infrastructure

N
WRD
Conveyor to WRD
Rail to Great Noligwa Plant
Surface Conveyor Belts and Ore Silos
PreCool and Ice Plant
Compressors
Consumer Substation
Fridge Plants
Main Shaft
Main Fans
Backfill Plant
Winders
0
90m
26°59'11"S
26°48'00"E

Source: Google Earth (Image Date: June 2021)

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
15.1.3Power and Electrical
Moab Khotsong’s power supply is designed to satisfy the planned LOM production and service requirements. The main power supply is managed and distributed via electrical sub-stations located on site. Total annual electrical consumption is in the order of 757GWh.

15.1.4Water Usage
Total water consumption for Moab Khotsong is in the order of 2,358Ml per year. Water is currently sourced from Midvaal Water company, Margaret Water company and from underground dewatering.

15.2Underground Infrastructure and Shafts
Moab Khotsong utilises the Great Noligwa twin shaft and Moab Khotsong twin shaft. The underground infrastructure is schematically depicted in Figure 15-4, along with the linkages between the shaft systems. Moab Khotsong has a hoisting capacity of 120 000 tons per month.

15.2.1Great Noligwa
Great Noligwa’s shaft collar is situated approximately 522m BMD and the vertical shaft system comprises a Main Shaft and Vent Shaft with diameters of 10.5m (Figure 15-4). Both have supporting sub-shafts. The sub-shafts extend from 50 Level to the shaft bottom.

The shaft bottom at Great Noligwa is 2,965m BMD, however, the lowest levels are no longer used, as production from this shaft system is focused on the extraction of the Vaal Reef shaft pillar, which is between 70 Level and 73 Level, or approximately 2,750m BMD. Accessing the shaft pillar requires only limited development, as the mining areas are within a radius of 460m of the shafts.

Men and material are moved separately using tramming. Underground broken rock handling is track-bound via locomotive material cars. These movements are supported by traffic management systems, including control room monitoring and logistics control. Rock is transferred via gravity feed to the main silo infrastructure, located on 80 Level. Rock from 80 Level silos is transferred to surface by means of the sub-shaft and vertical shaft systems.

15.2.2Moab Khotsong
Moab Khotsong’s shaft collar is situated 519m BMD. The vertical shaft system comprises a Main Shaft, which extends from surface to the shaft bottom at 3,649m BMD, or 103 Level (Figure 15-4). In addition, a sub shaft for rock and ventilation, the RV Shaft, extends from 73 Level to 103 Level.

The Middle Mine Reserve plan is located between 2,600m and 3,054m below surface (3,118m and 3,572m BMD). These are accessed through development from 85 Level to 101 Level.

Men and material are moved separately using tramming. Underground broken rock handling is track-bound via locomotive material cars. These movements are supported by traffic management systems, including control room monitoring and logistics control. For the Middle Mine areas, Rock is transferred via gravity feed to the main silo infrastructure, located on 103 Level. Rock from the 103 Level silos is transferred to surface by means of the Main Shaft hoisting infrastructure; alternatively, it can be hoisted to 76 Level in the RV Shaft and transferred by rail to Great Noligwa Mine to be hoisted.

15.2.3Zaaiplaats
The Zaaiplaats Reserve plan is situated below the current mining infrastructure, between 3,054m and 3,526m below surface (3,573m and 4,045m BMD). These will be mined from 101 Level to 114 Level. Accessing the Reserve plan will require the development of declines from the southwest end of 101 Level.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 15-4: Great Noligwa and Moab Khotsong’s Mine Shaft and Underground Infrastructure

Great Noligwa Shaft
Moab Khotsong RV Shaft
Main Vent Shaft
51 Level -2,073.5m
50 Level -2,049.1m
52 Level -5,103.9m
53 Level -2,146.7m
56 Level -2,220.0m
59 Level -2,290.0m
58 Level -2,290.0m
59 Level -2,302.0m
61 Level -2,360.000m
62 Level
68 Level -2,567.289m
65 Level
68 Level -2,567.289m
70 Level -2,658.729m
69 Level
73 Level -2,750.169m bd
71 Level
76 Level -2,841.606m bd
74 Level
71 Level
73 Level
74 Level
78 Level -2896.5m
79 Level -2933.1m
80 Level -2965.0m
61 Level
64 Level holed with Moab
-2,475.849m
68 Level holed with Moab
-2,567.289m
70 Level holed with Moab
-2,658.729m
76 Level holed with Moab
-2,841.606m
Pipe
64 Level -2,457.645m
68 Level -2,557.645m
70 Level -2,645.645m
73 Level -2,737.297m
76 Level -2,827.297m
77 Level -2,875.297m
79 Level -2,915.297m
80 Level -2,941.297m
85 Level -3,121.297m
85 Level -3,121.297m
Incline/Chairlift
88 Level -3,216.396m
Incline/Chairlift
92 Level -3,315.974m
95 Level -3,421.297m
95 Level -3,421.297m
Incline
T/Way
98 Level -3,491.578m
100 Level
101 Level -3,571.297m
102 Level -3,619.297m
103 Level -3,649.297m
Below Datum
Not to Scale

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
15.3Commentary on Infrastructure
The operational infrastructure including road, rail, offices, security services, water and power supply is adequate, and is shared with the Harmony operations in the relevant areas. Overall, Moab Khotsong is well-established with sufficient logistical and infrastructure support for the existing and planned mining operations, although Zaaiplaats will require additional underground infrastructure to access this Reserve plan.

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R6,017 million.
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
16Market Studies
Section 229.601(b)(96) (iii)(B) (16) (i-ii)
Gold is traded in a variety of markets/exchanges both in physical form through over the counter (“OTC”) markets, bullion banks and metal exchanges etc., and through passive investments such as exchange traded funds (“ETFs”), which are based on gold prices and units representing physical gold which may be in paper or dematerialized form. Demand is driven by the jewelry market, bar and coin, use in technology, ETF’s and other financial products, and by central banks. An overview of the gold market is given in the following sections based mainly on data from the World Gold Council and GoldHub websites.

16.1Market Overview
Unlike almost all mineral commodities, the gold market does not respond the same way to typical supply and demand dynamics which are founded on availability and consumption, but rather on global economic affairs, particular those of the major nations, industrial powerhouses and economic regions, such as the Eurozone. The gold market is affected by government and central bank policies, changes in interest rates, inflationary or deflationary environments and events such as stocking and de-stocking of central reserves. It is also largely affected by global events such as financial crises, geopolitical trade tensions and other geopolitical risks.

Annual global gold demand (excl. over-the-counter demand (OTC) and other) experienced a decline of 5.0% on an annual basis, totaling 4 448.4 tonnes in 2023 when compared to the 4 699.0 tonnes recorded in 2022. The fourth quarter of 2023 recorded an average gold demand (excl. OTC and other) of 1 149.8 tonnes, 8.0% above the average recorded over the last five years. However, when compared to the fourth quarter of 2022, gold demand declined by a substantial 12.0%.

The main contributing factors of the higher gold demand during the fourth quarter of 2023 include:
•Jewelry consumption was 1.0% lower when compared to the same quarter in 2022, whilst jewelry inventory recorded a significant decrease of 29.0% in 2023 when compared to 2022. Furthermore, jewelry fabrication in the fourth quarter of 2023 was 3.0% lower compared to the same period in 2022.
•Bar and coin demand in the final quarter of 2023 was 7.0% lower on an annual basis at 313.8 tonnes, reflecting weak sentiment among some investor segments. Furthermore, official coins decreased by a notable 30.0% in the fourth quarter of 2023 when compared to the same quarter a year ago.
•Central Banks and other institutions invested 229.4 tonnes of gold in the fourth quarter of 2023, recording a drastic decline of 40.0% when compared to the 382.1 tonnes investment recorded in the fourth quarter of 2022.
Although bullion prices recently surged to record highs, the first quarter of 2024 also witnessed significant gold demand, driven by sizable OTC demand.

16.2Global Production and Supply
Total Gold supply was 3.0% higher in 2023 when compared to 2022, similar to the annual supply growth of 3.0% witnessed in the first quarter of 2024 when compared to the first quarter of 2023. Gold production and supply are sourced from existing mining operations, new mines and recycling.

16.2.1New Mine Production
Gold supply from mine production exhibited an annual increase of 1.0% in 2023, amounting to 3 644.4 tonnes, but remained just below the highest output recorded in 2018. In the fourth quarter of 2023, mine production of gold decreased by 2.0% when compared to the corresponding quarter of 2022. However, moving into the first quarter of 2024 mine production increased by 4.0% year-on-year, reaching 893.0 tonnes, though, still lower when compared to the 939.9 tonnes produced in the previous quarter. The upward trend in mine production over the past two years can primarily be attributed to an uninterrupted mining industry.

According to the WGC, preliminary data indicated notable increases in gold mine production in the first quarter of 2024 for Canada (16.0% y-o-y); Ghana (15.0% y-o-y); Indonesia (14.0% y-o-y) and China (5.0%
y-o-y).

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
In 2023, China remained the largest gold producer in the world (378.2t), followed by the Russian Federation (321.8t), Australia (293.8t), Canada (191.9t), United States (166.7t), Ghana (135.1t), Indonesia (132.5t), Peru (128.8t), Mexico (126.6t), Uzbekistan (119.6t) and Mali (105.0t). South Africa produced 104.3t in 2023; higher when compared to the 92.6t produced in 2022.

Figure 16-1 World Gold Council: Mine Production - Major producing Gold Countries ranked by 2023

400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
tonnes
China
Russia
Australia
Canada
United States
Ghana
Indonesia
Peru
Mexico
Uzbekistan
Mali
South Africa
2022
2023

Source: ETSA & World Gold Council, 2024

16.2.2Recycling
The global annual supply of recycled gold increased by 9.0% in 2023 to reach 1 237.3 tonnes when compared to 2022, but still remained below the 1 293.0 tonnes recorded in 2020 and below the all-time high recorded in 2009. The rise in supply was encouraged by higher prices, resulting in a 12.0% surge in recycled gold during the first quarter of 2024 when compared to the same period in 2023. This marked the strongest quarterly performance since the third quarter of 2020 and the strongest first-quarter supply volume since 2014. Notably, East Asia recorded the most significant increase among all regions, primarily driven by volume increases in China.

16.3Global Consumption and Demand
During first quarter of 2024, gold demand (excl. OTC and other) reached 1 101.8 tonnes, reflecting a decrease of 5.0% compared to the same quarter the previous year. However, when including OTC and other, total demand increased by 3.0% on an annual basis in the first quarter of 2024 to reach 1 238.3 tonnes; resulting in the strongest first quarter since 2016. Furthermore, demand from central banks buying gold was also high during the first quarter of 2024.

16.3.1Jewelry
Global jewelry consumption experienced a significant quarter-on-quarter decline of 23.2% during the first quarter of 2024, dropping from 623.5 tonnes in the fourth quarter of 2023 to 479.0 tonnes in the first quarter of 2024. In China, demand for gold jewelry decreased by 6.0% in the first quarter of 2024 when compared to the same period in the previous year, while demand from India increased by 4.0%, supported by a robust macroeconomic environment that supported gold consumption. However, despite the first quarter initially commencing with increased demand, investor appetite for bullion tapered off towards the end of the quarter due to a price rally in March 2024 and continued to remain under pressure entering the second quarter of 2024.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
16.3.2Investment
A total annual gold investment demand of 940.7 tonnes was recorded by the World Gold Council (WGC) for 2023, reflecting a 15.0% decrease from the 1 112.8 tonnes recorded in 2022. In the first quarter of 2024, investment in gold (excluding OTC) was significantly lower and recorded a 28.0% year-on-year decline, reaching 198.6 tonnes, down from 275.3 tonnes recorded in the first quarter of 2023 and also lower when compared to the 257.1 tonnes recorded in the fourth quarter of 2023. Despite the decline, long positions of fund managers reached a two-year peak in March 2024 which was supported by the gold price rally, however, gold exchange-traded funds (ETF) holdings decreased by 113.7 tonnes (USD6.0 billion) on a quarterly basis during the first quarter of 2024. Furthermore, global physically-backed gold ETFs were 10.0% lower on an annual basis amounting to 3 112.4 tonnes globally during the first quarter of 2024. Market divergence was evident as Asia had positive demand growth for physically backed ETFs while the Western investors focused on profit-taking.

According to the WGC, global bar and coin investment increased by 3.0% when compared to the first quarter of 2023, reaching an average of 312.3 tonnes in the first three months of 2024.

The average London Bullion Market Association (LBMA) price of gold traded 10.0% higher in the first quarter of 2024 when compared to the same period a year ago, at USD2 069.80 an ounce, which also represented a 5.0% quarter-on-quarter increase that can be ascribed to risk and momentum factors.

Figure 16-2 World Gold Council: Total Gold Supply & Demand

5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
Tonnes
2000
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
US$/oz
2015
2016
2017
2018
2019
2020
2021
2022
2023
Total Gold Supply (Tonnes)
Gold Demand (Tonnes)
LBMA Gold Price (US$/oz)

16.3.3Currency
The inverse relationship between the value of U.S. Dollar (USD) and that of gold is one of the most discussed relationships in currency markets. The USD is the internationally accepted currency and most of the international transactions take place in USD equivalent. The major reason behind the relationship of gold and the USD, is that gold is used as a hedge against the adverse exchange value of the USD. As the US Dollar’s exchange value decreases, it takes more USD to buy gold, which increases the value of gold. Two other factors linked to the USD, or the strength of the USD is inflation and interest rates.

Interest rates have remained high whilst inflation started retreating in 2024. The USD is forecast to lose some strength as U.S. interest rate cuts are nearing inevitably and the currency depreciated in May 2024, for the first time in five months. Furthermore, global economic growth and lower risk also place pressure on the US Dollar. Central banks are planning to start with interest rate cuts, which in turn could cause non-yielding bullion to become more attractive and result in further increases in the gold price.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
16.4Gold Price
16.4.1Historical Gold Price
The LBMA gold price reached a record annual average price of USD1 940.54 an ounce in 2023, 8.0% higher when compared to average of USD1 800.09 an ounce recorded in 2022. The upward trajectory continued into the first quarter of 2024 where gold prices averaged 5.0% higher at USD2 069.80 an ounce on a quarter-on-quarter basis.

Moving into the second quarter of 2024, gold prices continued to gain a lot of momentum which can mainly be attributed to the ongoing geopolitical tensions in the Middle East, along with central bank hedge purchasing and uncertainty surrounding global inflation. The safe-haven appeal of gold drove a bullish market with bullion prices reaching new record highs after increasing by roughly 18.0% between March 1, 2024 and April 12, 2024.

The bullish price trend for bullion could increase recycling supply of gold and decrease jewelry demand, whilst mine supply is also expected to reach a new peak. The latest market expectations point to U.S. interest rates staying higher for longer as the U.S. Federal Reserve Bank awaits assurance that inflation is returning to the central bank’s target of 2.0%. Bullion acts as a hedge against lower interest rates and the price is anticipated to increase later in 2024 when interest rates are lowered.

Figure 16-3: World Gold Council: Daily Gold Price (ZAR/oz & USD/oz)

2,500.00
2,350.00
2,200.00
2,050.00
1,900.00
1,750.00
1,600.00
1,450.00
1,300.00
1,150.00
1,000.00
USD/oz
49,000.00
46,000.00
43,000.00
40,000.00
37,000.00
34,000.00
31,000.00
28,000.00
25,000.00
22,000.00
19,000.00
16,000.00
ZAR/oz
10/09/2020
10/12/2020
10/03/2021
10/06/2021
10/09/2021
10/12/2021
10/03/2022
10/06/2022
10/09/2022
10/12/2022
10/03/2023
10/06/2023
10/09/2023
10/12/2023
10/03/2024
10/06/2024
US Dollar
South African Rand

16.4.2Forecast Gold Price
Consensus gold price range for the year 2024 to year 2026 is presented in Table 16.1. The long-term gold prices are considered from year 2025 onwards by the QP. Forecasts as advised from various financial institutions show that gold is expected to trade in a range of USD1,600/oz – USD2,238/oz, for the period 2024 to 2026 with a long-term outlook of USD1,772/oz.

Table 16-1 Consensus View of Forecast Gold Price

Institutions	2024	2025	2026
World Bank: Development	2,100	2,050	—
BMO Capital Markets	2,150	2,100	—
Scotiabank	2,018	1,950	—
Nedbank	2,211	2,238	2,210
Fitch Solutions	1,900	1,800	1,600
S&P Global	2,120	2,134	2,076
Australian Government	2,023	2,030	1,924
Average	2,075	2,043	1,953

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
16.4.3Harmony Group Gold Hedging Policy
Harmony has a hedging policy which is managed and executed at Group treasury level on-behalf of its operating entities. The key features of the hedging program are as follows:
•the policy provides for hedging (or forward selling) up to a maximum of 20% of expected gold production for a rolling 24-month period;
◦Year 1, 30%
◦Year 2, 20%
◦Year 3, 10%
•the policy has no minimum quantity that should be hedged, and if an attractive margin above cost cannot be achieved (i.e., in a low gold price environment) then no hedges are entered into;
•Harmony enters into ZAR-denominated gold hedges for its South African operations (for the non-South African assets it enters into USD-denominated hedges);
•Individual mines do not enter into hedges in their own name but delivers bullion to Rand Refinery for refining on behalf of Harmony. Rand Refinery is one of the world’s largest single-site precious metals refining and smelting complex in the world. Rand Refinery refine all of Harmony’s gold to at least 99.5% purity, and acting as agent, sells the gold on the daily spot London fixing price and make payment to the Harmony two days later;
•gains and losses realized from the hedging program are accounted for at Group level and the financial benefit (or downside) is distributed amongst the operations proportional to their levels of gold sales; and
•Harmony does its mine planning and financial forecasts based on the estimated future gold price provided by an external source (ETSA), but its year-end actual financial results reflect the received gold price inclusive of the impact of the hedging program. Therefore, in theory, individual mines receive a hedged gold price for a maximum of 20% of its gold sales with the balance attracting the spot price.

16.5Commentary on Market Studies
The factors which affect the global gold market are well-documented as are the elements which influence the daily gold price. The LBMA gold price reached a record annual average price of US$1 940.54 an ounce in 2023, 8.0% higher when compared to average of US$1 800.09 an ounce recorded in 2022. The upward trajectory continued into the first quarter of 2024 where gold prices averaged 5.0% higher at US$2 069.80 an ounce on a quarter-on-quarter basis. The gold price remains well above the 5-year historical average.

The positive outlook for gold will likely be sustained. Key headwinds for gold are interest rate hikes, currently at near historically low levels, but continued geopolitical risk and underperformance of stocks and bonds will support gold (Gold Mid-Year Outlook 2022, Gold.org, Accessed 2022).

Harmony has a relatively conservative gold hedging policy in place, and this is used to take advantage of the movements in the gold price to maximize the average gold price received, with the benefit of this hedging program flowing through to Moab Khotsong.

16.6Material Contracts
Harmony has contractual vendor agreements with various service providers and suppliers. A list of the most significant of these contracts, currently in place to support mining operations at Moab Khotsong, is presented in Table 16-2. All of the listed contracts are currently valid and in good standing. Terms, rates and charges of contracts are considered consistent with industry norms. Contract management processes are in place and resourced so that contracts re-tendered and/or renewed as they approach expiry.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 16-2: Material Contracts

Vendor Name	Nature of Service / Supply
T&J Umsebenzi	Underground support services
Lesedi Drilling	Underground diamond drilling
MSP Mine Support Products (Pty) Limited	Steel support
Traxtion Sheltam (Pty) Limited	Railway operations and track maintenance at the Vaal River Operations
AECI Mining Limited	Explosives and accessories
EBJ Matlosana (Pty) Limited	Underground secondary support services
Timrite (Pty) Limited	Supply of timber

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
17Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups
Section 229.601(b)(96) (iii)(B) (17) (i-vii)
The South African Government has an extensive legal framework within which mining, environmental and social aspects of the industry are managed. Harmony and its Moab Khotsong operation is primarily regulated and managed by certain principal Acts (as listed in Section 17.3) as well as corporate policies, management systems and certain industry-wide guidelines, including:
•Energy Efficiency and Climate Change Policy;
•Environmental Policy;
•Harmony Water Management Strategy;
•Biodiversity and Rehabilitation Position Statement;
•Socio-Economic Transformation Policy; and
•Corporate Social Responsibility Policy.

The latest sustainability policies and public environmental social and governance (“ESG”) performance and disclosure reports are available on the corporate website. Harmony has identified the environmental risks for the business and has strategies in place to manage the risks.

17.1Results of Environmental Studies
Moab Khotsong has prepared multiple Environmental Impact Assessments (“EIA”) for regulatory approval, which under the current legal framework, require stakeholder engagement. The most recent EIA was undertaken October 2017. The last assessment was the EIA/ EMPR done when Harmony took over the Moab Khotsong Operations for DMRE approval. “No stakeholder engagement was undertaken for this EMP as all the infrastructure and activities to be acquired has already been authorized in the 2009 AGA EMP, which included a stakeholder engagement process. As no new activities form part of this EMP, no stakeholder engagement was undertaken for this EMP. Details of this is under page 22 of the attached. A comprehensive stakeholder engagement process for the 2009 AGA EMP commenced in August 2007 in order for Interested and Affected Parties (I&APs), authorities and the wider public to comment on the project. Stakeholder engagement was an ongoing process undertaken throughout the 2009 AGA EMP update and revision process. All supporting stakeholder engagement documentation relating to this process was included in the 2009 AGA EMP”.

“No new activities have been included and hence no additional specialist studies or stakeholder engagement were undertaken for this EMP. Specialist study and stakeholder information were obtained from the 2009 and 2016 AGA EMP”.

There are no sensitive areas that may affect the project or any other environmental factors, including interested and affected parties and/or studies that could have a material effect on the likelihood of eventual economic extraction. No material socio-economic and cultural impacts were identified.

Harmony is committed to maintaining good relationships with regulatory authorities, industries, communities, business partners and surrounding stakeholders. A detailed environmental impact register has been developed to identify all potential environmental impact of the operations. The main impacts were rated, and mitigation measures were proposed to minimize their impact on environment.

17.2Waste and Tailings Disposal, Monitoring & Water Management
The process of mining and beneficiation produce significant waste, typically consisting of 1) solid waste in the form of waste rock and overburden, 2) liquid wastes in the form of wastewater and tailings slurry and 3) gaseous emissions such as liquefied petroleum gas.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Measures have been put in place for the handling and disposal of all hazardous chemicals (e.g., cyanide), hydrocarbons (i.e., hydraulic oils and diesel) and other chemicals to ensure the protection of human health and its potential impact on the environment. Harmony recognizes that responsible and effective waste management can positively reduce its environmental impacts and mitigate associated environmental liabilities. Waste management is thus a priority focus area. Internally, guidelines on mineral, non-mineral and hazardous waste materials are included in the environmental management systems (“EMS”) implemented at Moab Khotsong.

Tailings comprises of milled rock and process water emitted from the gold elution process in the form of slurry. As tailings contain impurities and pollutants, they are placed in TSF engineered to contain them, in line with Harmony's tailings management program and the Global Industry Standard on Tailings Management (“GISTM”).

Harmony's overall tailings management strategy is to ensure robust, meticulous engineering and dam design, along with a continual focus on management of risks through layered assurance and oversight. The focus areas include, but are not limited to:
•freeboard control;
•water management;
•maintaining stability and the safety factor as advised by the engineer of record;
•erosion controls; and
•monitoring and control measures implemented to ensure continued compliance (including regular inspections, audits, and meetings on varying intervals with subsequent actions, minutes and reports).

As part of its mining, environmental and water approvals and licenses, Harmony is required to implement monitoring programs and plans to establish the operations impact on the environment. The compliance limits for the monitoring variable are included in the applicable EMPR(s), WUL(s) and environmental authorizations. The environmental monitoring implemented at Moab Khotsong includes:
•ground and surface water monitoring
•biodiversity monitoring;
•waste classification and quantification;
•integrated waste and water management plan updates;
•water balance reviews;
•license and authorization compliance reviews; and
•air quality (i.e., noise and dust) and greenhouse gas emissions ("GHG") monitoring.

17.3Permitting and Licenses
In respect of environment, the following national Acts and the regulations promulgated thereunder provide the regulatory framework for mine permitting and licensing in South Africa:
•Mineral and Petroleum Resources Development Act, 2002 (“MPRDA”);
•National Environmental Management Act, 1998 (“NEMA”);
•National Environmental Management: Waste Act, 2008 (“NEM:WA”);
•National Environmental Management: Air Quality Act, 2004 (“NEM:AQA”); and
•National Water Act, 1998 (“NWA”).

Moab Khotsong has an approved EMPR that formed part of the mining right application and is used as the basis for managing all environmental aspect and impacts at the operation. The operation has all other environmental permits are in place required that cover the environmental, archaeological, waste and hydrological components of the operations. A summary of the status of environmental permits and licenses issued at the effective date related to Moab Khotsong’s operation is presented in Table 17-1. All permits are audited regularly for compliance and no material risks to the operations have been identified.
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa

In addition, has implemented an EMS that is ISO 14001 certified. As part of its certification and compliance obligations, Moab Khotsong is committed to continually improve its processes and services to prevent pollution, minimize waste, increase carbon efficiency, use natural resources efficiently and protect the environment.

There are no outstanding applications submitted or being considered by the relevant authorities to ensure compliance and alignment with operation’s Mineral Reserve plan requirements. There are no outstanding governmental/statutory requirements and permits as may be required.

Table 17-1: Status of Environmental Permits and Licenses

Permit Holder	Permit / License	Reference No.	Issued By	Date Granted	Validity
Harmony	EMPR	NW30/5/1/2/2/15&16MR	DMRE	October 21, 2022	LOM
Harmony	Atmospheric Emission License	AEL/FS/MKO- HGM/14/10/2019F	DFFE	January 29, 2021	January 30, 2026
Harmony	Waste Management License	NWP/WM/DK2/ 2018/04/01/02	DARD	March 13, 2019	LOM
Harmony	Water Use License	08/C24B/AGJ/9799	DWS	November 12, 2020	November 12, 2040

17.4Local Stakeholder Plans and Agreements
Harmony strives to create sustainable shared value within the communities it operates. Local stakeholder plans and agreements are based on the results from socio-economic information, government development strategies and EIAs undertaken. The socio-economic development program commits to:
•contribute to areas that will have the most meaningful socioeconomic impact on communities, namely infrastructure, education and skills development, job creation and entrepreneurial development;
•enhance broad-based local and community economic empowerment and enterprise development initiatives;
•facilitate socio-economic development in local communities by means of social and labour plan(s) (“SLP”) and corporate social responsibility programs;
•support arts, culture, and sports and recreation; and
•build relationships based on trust within host communities.

In South Africa, mining companies are required to have a SLP which forms an important component of Harmony's community investment plan. It sets out the Company’s obligation to develop and implement comprehensive human resource development programs, community development plans, housing and living condition plans and employment equity plans.

The ultimate aim of the SLP is to ensure the uplift of the social and economic circumstances of local communities surrounding the mine and are a prerequisite to securing and maintaining a mining right, with progress required to be reported each year. The current SLP is valid until June 30, 2028, after which it will need to be renewed for a further five-year period.

Harmony has budgeted to spend approximately ZAR179.7M over the next eight years to meet its SLP commitments.
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
17.5Mine Closure Plans
Harmony makes provision for closure and rehabilitation both for accounting purposes and as required under the MPRDA. The statutory obligation for all environmental rehabilitation at Moab Khotsong is administered by the DMRE and requires the preparation of a closure plan, the development of a cost estimate, and financial assurance. The Company makes an annual submission to the DMRE setting out the cost of closure in accordance with the MPRDA and the regulations issued thereunder.

Harmony appointed Digby Wells Environmental (“Digby Wells”), independent environmental consultants, to review and update the closure cost. The mine closure assessment was done in terms of regulation 53 and 54 of the MPRDA and in accordance with the requirements of NEMA. The closure cost as at June 30, 2024, was calculated to be ZAR 631.5m including a 10% contingency allowance.

The mine closure cost estimate includes all costs associated with demolition and rehabilitation of the footprint after mining activities cease.

This liability covers all buildings, offices, water tanks, plants, tailings storage facilities, waste rock dumps and properties, among others. The liability is assessed and updated annually.

Harmony is required to make funding available in an amount equal to the cost of closure as determined under the MPRDA in the form of a trust fund and/or bank guarantees. The funding provided in the form of a trust fund and guarantees to satisfy the total regulatory liability is set out in Table 17‑2.

Table 17‑2: Total Rehabilitation Assurance Funds

Area	Trust Fund (ZARm)	Bank Guarantee (ZARm)	Total (ZAR)
Moab Khotsong	2,988,565,634	—	2,988,565,634
Total	2,988,565,634		2,988,565,634
Note: Zaaiplaats Included as part of Moab Khotsong

17.6Status of Issues Related to Environmental Compliance, Permitting, and Local Individuals Or Groups
Most of the required environmental authorizations are in place and only require amendments to be made to reflect the current infrastructure at Moab Khotsong. Based on current industry norms, a realistic timeframe to obtain relevant authorizations is estimated between 12 and 18 months.

17.7Local Procurement and Hiring
Harmony is committed to investing in the future of local communities beyond the LOM and not to only empower them, but also to mitigate the impacts its activities to ensure a positive legacy. The 2014 Mining Charter serves to guide the South African mining industry in socio-economic transformation. Local procurement (goods and services) and human resource management are key measures set under the Mining Charter and are reported on annually. No material non-compliance issues are noted by the QP at the effective date of this TSR.

Portable skills are developed through expanded learning programs, learnerships and other programs opened only to operating communities and areas where labour is sourced. Local procurement is being supported where there is a skills shortage.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
17.8Commentary on Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups
Periodic inspections are conducted by the DMRE to verify compliance with applicable environmental laws, regulations, permits and standards. In addition, Moab Khotsong has implemented an EMS in line with the ISO 14001 standard. The EMS is audited on an annual basis by a third party and includes the needs and expectations of interested parties.

As part of Harmony, Moab Khotsong conducts its operation based on policies and systems that are aligned to its corporate sustainable development framework. Although Harmony is not a signatory to the International Council on Mining and Metals or the UN Global Compact, these form the guiding principles of the framework. Harmony discloses its sustainable development voluntarily in accordance with the guidelines issued by the Global Reporting Initiative (“GRI”). Further to this, Harmony discloses environmental information on the Carbon Disclosure Project (“CDP”) for both climate change and water. The CDP runs the global environmental disclosure system that supports companies to measure and manage their risks and opportunities on climate change, water security and deforestation.

Harmony has a good understanding of the environmental and social aspects of the operations through baseline and specialist studies previously conducted. Risk management and mitigation measures were adequately addressed in the environmental management plans and will be effective to mitigate risks and impacts to acceptable levels should the measures be implemented according to the specialists’ recommendations.

The QP is of the opinion that the required environmental authorizations are in place and only require amendments to be made to reflect the current infrastructure at Moab Khotsong.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
18Capital and Operating Costs
Section 229.601(b)(96) (iii)(B) (18) (i-ii)
Economic parameters for the Harmony Group, including capital and operating costs, are determined, and signed off by the CODM, before distribution to the business units. The capital and operating costs are reported in ZAR terms and on a real basis as at 2023.

18.1Capital Costs
The estimated capital costs for the on-going Reserve plan at Moab Khotsong (including the Zaaiplaats) are broken down into costs associated with major equipment outside the main operating sections (“AE”), shaft projects, major projects and costs related to Mining Charter Compliance (“MCC”) as presented in Table 18-1. The estimated capital costs presented in Table 18-1 are carried forward and modelled in the Moab Khotsong cash flow.

The estimated capital costs for Zaaiplaats are broken down into project capital and MCC and are provided in Table 18-1: Summary of Reserve plan Capital Cost Estimate for Moab Khotsong. The capital costs have been derived from the Zaaiplaats Feasibility Study, that was presented and approved by both the Technical and Investment Committees in October 2021. The Harmony project capital cost estimate was compiled at an industry standard for Feasibility Studies at a ±10%, level accuracy. A contingency of 9% has been applied to these capital costs.

18.2Operating Costs
A summary of the direct and indirect operating costs for the on-going Reserve plan at Moab Khotsong (including Zaaiplaats) are presented in Table 18-2. The operating costs are based on historic performance while applying any changes expected within the new financial year (such as electricity requirements, increased/decreased labour). Uranium is produced as a by-product at Moab Khotsong and the associated processing costs are reflected under Uranium allocation in Table 18-2.

The estimated capital costs for Zaaiplaats applied in Mineral Reserve plan has been derived from latest quotations and cost estimates, undertaken by Moab Khotsong in April 2024, and the level accuracy associated with the cost estimates is ±5%, as the acceptable standard for the business plan process. Contingency was allocated to the project of 9%.

18.3Comment on Capital and Operating Costs
The capital and operating cost estimates for the on-going Reserve plan at Moab Khotsong are based on actual historical data, as well as budget forecasts. Therefore, the forecast costs are reliable, and at minimum meet the confidence levels of a Feasibility Study. This approach of estimating capital and operating costs is consistent with industry practice. A record of the forecast and budget costs is maintained by the operation, allowing for an assessment of the alignment of the forecast and actual costs.

The capital and operating costs for Zaaiplaats are derived from a Feasibility Study and are considered to have levels of accuracy in line with Feasibility Study requirements. Further, these estimates are informed by the extensive operating history of Moab Khotsong which is, in most cases, directly applicable to Zaaiplaats.

Table 18-1: Summary of Reserve plan Capital Cost Estimate for Moab Khotsong

Capital Cost Element (ZAR'000s)	Total Reserve Plan (FY2025 - FY2044)
OCD	4,842,375
AE	1,100,617
Shaft Projects	525,490
Major Projects	7,703,930
MCC	526,017
Total	14,698,429
Notes: Rounding of figures may result in minor computational discrepancies.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 18-2: Summary of Operating Cost Estimates for Moab Khotsong

Operating Cost Element (ZAR'000)	Total Reserve Plan (FY2025 - FY2044)
Wages - Payroll 1	10,493,967
Wages - Payroll 2	15,497,016
Stores and Materials	9,274,723
Electric Power and Water	18,776,465
Outside Contractors	3,483,914
Other	7,923,905
Direct Costs	65,449,990
Pumping Allocation	2,242,867
Refining Charge	232,968
Uranium Allocation	(2,766,022)
Hostel Cost	(173,039)
Backfill Cost	560,843
Plant Treatment Cost	8,056,681
Working Cost Transfer to Capital	(507,780)
Workshops allocations	380,651
Care and Maintenance	1,385,604
Re-allocated costs	9,412,773
Mine Overheads Re-allocated	4,863,126
Total	79,725,889

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
19Economic Analysis
Section 229.601(b)(96) (19) (iii)(B) (i-iv)
19.1Key Economic Assumptions and Parameters
The QP and CODM forms, reviews, signs-off and distributes economic assumptions to its various business units. On an annual basis, during the period October to November, long-term commodity prices and exchange rates forecasts’, are received from various financial institutions. In addition, a specialist in Economics from a reputable economics company based in South Africa, provides expert views on the global markets, forward looking commodity prices, exchange rates, consumer price index, production price index, electricity cost and consumable increases. All factors are analyzed, cognizance is taken of the requirements of the NYSE and JSE markets, and a proposal is presented to the CODM for recommendation and approval. These assumptions are then applied at Moab Khotsong, along with specific operational considerations.

19.1.1Metallurgical Recoveries
The metallurgical recoveries used in the cash flow are provided in Table 12-1.

19.1.2Gold Price
The forecast gold price (USD1,772/oz) is the price that is used by Harmony for the Moab Khotsong annual planning cycle and forms the basis for the gold price assumptions used in the Moab Khotsong cashflow. The reader is referred to Table 16-1 for the consensus forecast gold price. The conversions used in the calculation of the various gold prices is presented in Table 19-1.

Table 19-1: Conversions Used in Gold Price Calculations

Economic Factors	Gold Price (USD/oz)	Conversion Factor (oz/kg)	Exchange Rate (ZAR:USD)	Gold Price (ZAR/kg)
2024 Mineral Resource	1,878	32.15	18.26	1,100,000
2024 Mineral Reserve	1,772	32.15	18.26	1,040,000

19.1.3Exchange Rate
The South African Rand (ZAR) depreciated to average at R18.89/US$ during the first quarter of 2024, 0.7% weaker compared to an average of R18.76/US$ recorded during the last quarter of 2023. Moving onto May 2024, the ZAR appreciated by 2.4% on a month-on-month basis, and 3.4% compared to May 2023 to average at R18.42/US$, following a 3.8% annual depreciation recorded in April 2024.

The South African Rand has been volatile in recent weeks as uncertainty loomed around the elections, however, the local currency has been supported by the outcome of a Government of National Unity after the ruling African National Congress (ANC) lost the majority vote for the first time since the start of democracy. The ZAR appreciated to trade at R18.11/US$ on the 18th of June 2024 and is expected to strengthen further over the medium term.

Furthermore, the U.S. Federal Reserve held interest rates unchanged on the 12th of June 2024 and Jerome Powell, Chairman of the Fed, stated that interest rates will not be reduced before a greater decline in inflation or an increase in unemployment is visible. Data later indicated that retail sales barely rose in May 2024 and speculation of rate cuts amongst investors increased, pressuring the US Dollar and lending strength to the ZAR exchange rate.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Figure 19-1: Annual Exchange Rates and ETSA Forecast

Forecast (ETSA)
R/US$
Annual % Movement
22.00
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
21.00%
18.00%
15.00%
12.00%
9.00%
6.00%
3.00%
0.00%
-3.00%
-6.00%
-9.00%
-12.00%
9.65
10.85
12.75
14.72
13.32
13.24
14.45
16.47
14.78
16.36
18.52
19.63
20.67
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
ZAR/US Dollar
Percentage Movement

Table 19-2: Consensus View of Forecast Exchange Rate (ZAR:USD)

Institutions	2024	2025	2026
Nedbank	18.74	18.44	18.57
Investec	18.54	18.23	18.48
FNB	18.70	17.70	18.30
PWC	18.80	19.30	—
IDC	18.76	18.31	18.10
AVERAGE	18.71	18.40	18.36

The exchange rate of 18.26 ZAR:USD is the exchange rate that is used by Harmony for the annual planning cycle and forms the basis for the ZAR:USD exchange rate in the company LOM and Mineral Reserve cashflow.

Table 19-3: ZAR:USD Exchange Rate Performance (June 2021 – June 2024)

Period	Average Exchange Rate (ZAR:USD)
July 2021 to June 2022	15.21
July 2022 to June 2023	17.77
July 2023 to June 2024	18.70
3-Year Ave. (not weighted)	17.23

19.1.4Royalties
Royalty is an expense paid to the government of South Africa and is accounted for in the Moab Khotsong cash flow models. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately, and deductions can normally only be utilized against mining income generated from the relevant ring-fenced mine.

19.1.5Capital Expenditure
At Harmony, capital is allocated to the mines with a longer life. Capital costs are presented for Moab Khotsong and Zaaiplaats in Table 18-1, collectively.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
19.1.6Operating Expenditure
The operating costs are determined as a function of the cash working costs of the mining and mineral processing plant activities, and ongoing capital development for mining. Whereas, total costs are a function of the cash operating costs (“COC”), capital costs, and royalties. Operating costs for Moab Khotsong and Zaaiplaats are presented in Table 18-2. collectively.

19.1.7Working Capital
Working capital is calculated at a Harmony Group level and not at an operational level.

19.1.8Taxes
Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. Of that, 5% of total revenue is exempt from taxation while the remainder is taxable at a higher rate (33%) than non-mining income (27%). Accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed against future mining taxable income.

19.1.9Closure Cost and Salvage Value
The closure cost estimates are those provided in Section 17.5. No account has been taken of any potential salvage values.

19.1.10Summary
The key assumptions used in the cash flow are summarized for Moab Khotsong and Zaaiplaats in Table 19-4.

Table 19-4: Key Economic Assumptions and Parameters

		Moab Khotsong	Zaaiplaats
Parameter	Unit	Value	Value
Production Rate	ktpm	72,323	76,074
Gold Recovery	%	96.60	96.50
Royalty	%	Formula	Formula
Tax Rate	%	Formula	Formula
Gold Price	ZAR/kg	1,040,000	1,040,000
Exchange Rate	USD:ZAR	Variable	Variable
Discount Rate	%	9.00	9.00

19.2Economic Analysis
Harmony's respective business units and its associated operating sites consider the economic assumptions discussed in Section 19.1 during their respective planning and analysis processes. The past year’s average gold price is used for testing purposes. A gold price of ZAR1,040,000/kg is used for forecasting the revenue of the Moab Khotsong Mineral Reserve cash flow (Table 19-5).

The discounted cash flow model is used to calculate the Net Present Value (“NPV”) of the Mineral Reserve. The NPV for the spot metal price, for Moab Khotsong Reserve plan is approximately ZAR1,545 million cash positive, at a discount rate of 9% (Table 19-4).

The NPV is calculated on a cash flow that accounts for factors such as:
•    mining and ore processing working costs;
•    royalty payments;
•    capital costs, including costs allocated to ongoing development;
•    any significant project work considered as major projects; and
•    costs deemed as abnormal expenditure.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
Table 19-5: Moab Khotsong Cash Flow

Item	Units	Total Reserve Plan	2025	2026	2027	2028	2029	2030	2031	2032
Milled Tonnes	t'000	13,637	807	825	664	592	545	370	416	595
Yield	g/t	7.75	8.15	7.57	6.82	6.10	6.08	7.46	8.60	8.64
Gold Recovered	kg	105,712	6,570	6,238	4,531	3,609	3,318	2,760	3,581	5,146
Gold Price	R/kg	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000
Revenue	ZAR'000	109,940,618	6,832,287	6,487,415	4,712,324	3,753,437	3,450,212	2,870,389	3,724,634	5,351,381
Total Operating cost	ZAR'000	79,725,889	5,102,781	5,046,935	3,915,839	3,516,635	3,273,115	2,842,092	3,144,791	3,765,171
Total Capital including MCC	ZAR'000	14,698,427	1,337,691	1,357,110	1,462,694	1,462,888	1,524,940	1,379,791	1,127,249	1,169,918
Royalty	ZAR'000	2,202,663	66,037	39,107	23,562	18,767	17,251	14,352	18,623	60,060
Total Cost	ZAR'000	96,626,979	6,506,510	6,443,147	5,402,096	4,998,290	4,815,307	4,236,235	4,290,664	4,995,149
Cash flow before tax	ZAR'000	13,313,639	325,778	44,269	(689,773)	(1,244,853)	(1,365,095)	(1,365,846)	(566,030)	356,232
Taxation Payable	ZAR'000	(3,379,260)	—	—	—	—	—	—	—	—
Net cash flow after tax	ZAR'000	9,934,379	325,778	44,269	(689,773)	(1,244,853)	(1,365,095)	(1,365,846)	(566,030)	356,232

Discounted NPV (ZAR’000)	Rate	NPV after tax
NPV - (Harmony Preferred)	@9%	1,545,310
NPV - (medium discount rate)	@12%	591,096
NPV - (high discount rate)	@15%	14,464
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa

Item	Units	Total Reserve Plan	2033	2034	2035	2036	2037	2038	2039	2040
Milled Tonnes	t'000	13,637	701	793	724	775	736	859	822	782
Yield	g/t	7.75	8.50	7.83	7.70	7.46	7.73	8.06	7.99	7.87
Gold Recovered	kg	105,712	5,961	6,210	5,576	5,779	5,687	6,920	6,568	6,155
Gold Price	R/kg	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000
Revenue	ZAR'000	109,940,618	6,198,946	6,458,324	5,798,954	6,009,792	5,914,008	7,196,536	6,830,486	6,400,801
Total Operating cost	ZAR'000	79,725,889	3,952,554	4,199,556	4,094,539	4,213,313	4,139,459	4,395,006	4,325,740	4,238,578
Total Capital including MCC	ZAR'000	14,698,427	815,179	550,219	449,565	444,919	386,317	292,316	255,149	206,643
Royalty	ZAR'000	2,202,663	145,492	168,976	129,383	138,174	140,629	236,720	214,120	188,450
Total Cost	ZAR'000	96,626,979	4,913,224	4,918,750	4,673,488	4,796,407	4,666,405	4,924,043	4,795,010	4,633,671
Cash flow before tax	ZAR'000	13,313,639	1,285,722	1,539,573	1,125,467	1,213,386	1,247,603	2,272,493	2,035,478	1,767,130
Taxation Payable	ZAR'000	(3,379,260)	—	—	—	—	(314,128)	(631,180)	(559,004)	(477,540)
Net cash flow after tax	ZAR'000	9,934,379	1,285,722	1,539,573	1,125,467	1,213,386	933,475	1,641,313	1,476,474	1,289,590

Discounted NPV (ZAR’000)	Rate	NPV after tax
NPV - (Harmony Preferred)	@9%	1,545,310
NPV - (medium discount rate)	@12%	591,096
NPV - (high discount rate)	@15%	14,464
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa

Item	Units	Total Reserve Plan	2041	2042	2043	2044
Milled Tonnes	t'000	13,637	781	746	680	424
Yield	g/t	7.75	7.86	7.52	8.20	8.92
Gold Recovered	kg	105,712	6,139	5,610	5,579	3,779
Gold Price	R/kg	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000
Revenue	ZAR'000	109,940,618	6,384,695	5,834,628	5,801,671	3,929,695
Total Operating cost	ZAR'000	79,725,889	4,257,259	4,195,414	3,997,782	3,109,330
Total Capital including MCC	ZAR'000	14,698,427	180,495	175,519	110,400	9,425
Royalty	ZAR'000	2,202,663	187,679	146,269	164,488	84,524
Total Cost	ZAR'000	96,626,979	4,625,434	4,517,203	4,272,669	3,203,279
Cash flow before tax	ZAR'000	13,313,639	1,759,261	1,317,425	1,529,002	726,417
Taxation Payable	ZAR'000	(3,379,260)	(475,208)	(338,479)	(408,843)	(174,878)
Net cash flow after tax	ZAR'000	9,934,379	1,284,053	978,946	1,120,159	551,539

Discounted NPV (ZAR’000)	Rate	NPV after tax
NPV - (Harmony Preferred)	@9%	1,545,310
NPV - (medium discount rate)	@12%	591,096
NPV - (high discount rate)	@15%	14,464

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
19.3Sensitivity Analysis
The economic assumptions, cash flow breakdown and economic analysis contribute to the basis for the sensitivity analysis. The sensitivities are calculated and analyzed, as shown in the accompanying Table 19-6 to Table 19-8.

Harmony has reviewed its exposure in terms of South Africa’s political instability, the currency exchange rate, and the gold price, on its financial assets and financial liabilities, and has determined the sensitivities for a ±10% variance. Management considers this range to be a reasonable change given the volatility in the market.

The sensitivity analysis (Table 19-6 to Table 19-8) is based on a change in a single assumption while holding all other assumptions constant. In practice, this is unlikely to occur, as risks and/or opportunities will have an impact on the cash flows, and changes in some of these assumptions may be correlated. The insights that can be provided by this sensitivity analysis is that Moab Khotsong is almost equally sensitive to changes in the gold price (ZAR/kg), as to changes in total operating costs (ZAR). The production sensitivity analysis is the same as the gold price sensitivity which is indicating that a stable production profile is required to mine profitable.

The impact of one or a combination of risks and opportunities occurring at the same time cannot be specifically quantified so an analysis considering multi-parameters is not considered.

Table 19-6: Gold Price Sensitivity Analysis

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR’000)	Total cost including tax (ZAR'000)	Net cash flow after tax (ZAR'000)	After tax NPV (ZAR’000)
10%	105,712	1,144,000	120,934,678	103,198,712	17,735,966	5,233,470
5%	105,712	1,092,000	115,437,648	101,562,483	13,875,165	3,439,258
Reserve plan	105,712	1,040,000	109,940,618	100,006,242	9,934,376	1,545,310
-5%	105,712	988,000	104,443,586	98,509,456	5,934,129	(476,559)
-10%	105,712	936,000	98,946,555	96,933,620	2,012,935	(2,534,753)

Table 19-7: Total Operating Cost Sensitivity Analysis

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR’000)	Total cost including tax (ZAR'000)	Net cash flow after tax (ZAR'000)	After tax NPV (ZAR’000)
10%	105,712	1,040,000	109,940,617	106,915,114	3,025,503	(2,362,654)
5%	105,712	1,040,000	109,940,617	103,499,132	6,441,484	(395,688)
Reserve plan	105,712	1,040,000	109,940,618	100,006,242	9,934,376	1,545,310
-5%	105,712	1,040,000	109,940,617	96,572,031	13,368,586	3,355,452
-10%	105,712	1,040,000	109,940,617	93,228,465	16,712,152	5,058,997
Note: 1. Total operating cost, including capital and royalty (ZAR).

Table 19-8: Production Sensitivity Analysis

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR’000)	Total cost including tax (ZAR'000)	Net cash flow after tax (ZAR'000)	After tax NPV (ZAR’000)
10%	116,283	1,040,000	120,934,678	103,198,712	17,735,966	5,233,470
5%	110,998	1,040,000	115,437,648	101,562,483	13,875,165	3,439,258
Reserve plan	105,712	1,040,000	109,940,618	100,006,242	9,934,376	1,545,310
-5%	100,427	1,040,000	104,443,586	98,509,456	5,934,129	(476,559)
-10%	95,141	1,040,000	98,946,555	96,933,620	2,012,935	(2,534,753)

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
20Adjacent properties
Section 229.601(b)(96) (iii)(B) (20) (i-iv)
There are a number of active and closed mining operations in the Klerksdorp Goldfield. Moab Khotsong and Great Noligwa were originally part of the AngloGold’s Vaal River Operations, which included 12 shafts. Other operations in the Klerksdorp Goldfields include the Hartebeestfontein and Stillfontein Gold Mines, near the town of Stillfontein.

Moab Khotsong’s only immediate neighbor is Kopanang Mine, which was previously owned by AngloGold, and which is now Heaven-Sent SA Sunshine Investment Company Limited (“Heaven-Sent”) through its share of Village Main Reef Limited (“Village Main”). China African Precious Metals (“CAPM”) operates Tau Lekoa Mine, which is approximately 15km to the west of Moab Khotsong.
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
21Other Relevant Data and Information
Section 229.601(b)(96) (iii)(B) (21)
Public disclosure reports on Moab Khotsong’s operational, financial and environmental performance are available on the Company’s corporate website. The following reports are relevant to this TRS:
•Integrated report 2024;
•ESG report 2024;
•Financial report 2024;
•Operational report 2024; and
•Climate action and impact report 2024.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
22Interpretation and Conclusions
Section 229.601(b)(96) (iii)(B) (22)
In the opinion of the QP, Moab Khotsong is a well-established mining operation which includes the underground and surface assets associated with the Great Noligwa Mine and the Moab Khotsong Mine, both of which were previously owned by AngloGold. Harmony has no known risks to conduct mining activities over the permitted mining rights. In addition, no known risks are posed over surface access and activities, regarding mining related activities.

Moab Khotsong is sub-divided by major faults into three distinct geographical mining areas. These are referred to as Top Mine and Middle Mine, accessed through Moab Khotsong shaft, and Zaaiplaats accessed through a decline system off the base of the Moab Khotsong shaft. Zaaiplaats started development from 101 level after Board approval in 2021.

The regional geological setting, mineralization and deposit at Moab Khotsong is well understood and is informed by geophysical surveys, surface and underground diamond core drilling and underground channel sampling and mapping. The gold mineralization is primarily found in the Vaal Reef, with the C Reef being a secondary source. The geological structure in the area is complex. The exploration to date, and exploration plans going forward, are focused on obtaining a good understanding of the structure and its impact on the locations of the reefs.

The sampling approach and management, density assumptions, laboratory procedures, and assaying and analysis are in keeping with industry standards and practices and are appropriate for the Witwatersrand-type mineralization. The holistic understanding of the regional geology, lithological and structural controls of the mineralization at Moab Khotsong is sufficient to support the estimation of Mineral Resources.

The data pertaining to the mineralization, regional and geological setting, exploration findings, sample collection, preparation, and testing, inclusive of data verification gives rise to the Mineral Resource estimate.

The combined Measured and Indicated Mineral Resource, exclusive of Mineral Reserves, as at June 30, 2024 is 6.423Mt at 0.477oz/t gold, containing 3.064Moz of gold, and the Inferred Mineral Resource contains 2.980Mt at 0.530oz/t gold, containing 1.579Moz of gold.

Mineral Reserves are derived from the Mineral Resources. In the case of Top Mine and Middle Mine, a detailed business plan and operational mine planning processes has supported this conversion. The conversion of Mineral Resources to Mineral Reserves for Zaaiplaats is founded on an industry-standard Feasibility Study. The planning and Feasibility Studies takes into consideration achieved technical parameters. Conversion of Mineral Resources to Mineral Reserves also takes into account the Modifying Factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors. The Mineral Reserve is 15.032Mt of milled ore containing 3.521Moz as at June 30, 2024.

Moab Khotsong is currently operating profitably. The Reserve plan and associated cash flow, which incorporate Top Mine, Middle Mine and Zaaiplaats, positive NPV of ZAR1,545 million at a discount rate of 9%. Uranium or any other by-products that are recovered as part of the refining process, make up an immaterial component of the total metal inventory, and is thus not reported as part of the Mineral Reserve estimates. There are no obvious material risks that could have significant effect on the Mineral Reserves.

The Mineral Reserves are extracted via conventional breast mining, following a scattered grid. The method, which is implemented with extensive use backfill support, has been adopted due to the relatively complex geological structure. This mining method has proven to be a safe and economic mining method. It does, however, require a high degree of mining flexibility and hence development is required 12-24 months ahead of mining.

Ore mined at Moab Khotsong is processed at the Great Noligwa plant which has been producing gold since 1972. As such, the processing method is considered well established for the mineralization. The plant makes use of historical trends and data as a basis for their recoveries of Vaal Reef and C Reef.

The mine’s infrastructure is capable of fully supporting the mining and surface related mining activities. Moab Khotsong is accessed via national and provincial road networks, has key power transmission and distribution networks provided by the National electricity regulator, water supply networks and communication
Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
infrastructure. Overall, Moab Khotsong is well-established with sufficient logistics and infrastructure support for the existing and planned mining operations.

Harmony and Moab Khotsong are exposed to market risks such as exchange rate and gold price fluctuations which are partially offset by the Harmony Group hedging policy. The hedging program takes into account factors effecting the global gold market and these, along with macro-economic conditions, are used to determine planning and forecasting inputs at group level for all of Harmony’s operating business units. Other non-gold related risks are addressed to some extent by Moab Khotsong entering into vendor agreements for the provisions of supplies and services which are done on a competitive basis with customary price adjustment, renewal and termination clauses.

To successfully operate a mining operation in South Africa the state requires compliance with applicable environmental laws, regulations, permits and standards. Moab Khotsong adheres to said compliance and regulatory standards and have, in addition, implemented an Environmental Management System in line with the ISO 14001.

As part of Harmony, Moab Khotsong conducts its operations based on policies and systems that are aligned its corporate sustainable development framework. This is guided by the principles of the framework from the International Council on Mining and Metals or the United Nations Global Compact. Harmony discloses its sustainable development voluntarily in accordance with the guidelines issued by the Global Reporting Initiative (“GRI”). Further to this, Harmony discloses environmental information on the Carbon Disclosure Project (“CDP”) for both climate change and water.

Harmony has a good understanding of the environmental and social aspects through baseline and specialist studies previously conducted. Risk management and mitigation measures were adequately addressed in the environmental management plans. Most of the required environmental authorizations are in place and only require amendments to be made to reflect the current infrastructure at Moab Khotsong. Based on current industry norms, a realistic timeframe to obtain relevant authorizations is estimated between 12 and 18 months.

The economics of Moab Khotsong are based on a discounted cash flow model, with a gold price of ZAR1,040,000/kg. The NPV is ZAR1,545 million, at a discount rate of 9%. The NPV is calculated on cash flow that takes input parameters including capital and operating costs and royalties. The capital and operating cost estimates for Moab Khotsong are based on historical data, as well as budget forecasts. This estimation technique allows for the forecast and actual costs to be aligned. The costs for Zaaiplaats are based upon a Feasibility Study and are considered to have levels of accuracy in line with Feasibility Study requirements.

Royalties and taxes are paid to the South African government and accounted for in the Moab Khotsong cash flow and NPV analysis. There are also specific tax relief benefits that apply to gold mining companies, where 5% of total revenue is exempt from taxation, amongst other benefits.

The economics of Moab Khotsong are tested for its sensitivity to commodity price (ZAR/kg), operating costs (ZAR) gold production (kg). The insights provided by the sensitivity analysis is that Moab Khotsong is most sensitive to changes in the gold price (ZAR/kg), closely followed by changes in total operating costs (ZAR).

The TRS provides sufficient information as required and there is no other relevant data and information. The TRS was prepared by a team of experienced professionals. The TRS provides a summary of the material scientific and technical information concerning the mineral exploration, Mineral Resources, Mineral Reserves, and associated production activities of the mineral asset, including references to the valuation for Moab Khotsong. The QP was responsible for specific sections of this TRS which he has personally supervised and reviewed. This TRS contains the expression of the QP’s opinions, based on the information available at the time of preparation.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
23Recommendations
Section 229.601(b)(96) (iii)(B) (23)
23.1Zaaiplaats Exploration Drilling
Exploration drilling for Resource growth to fill the production gap between the current mine and the production build up at the future Zaaiplaats project and also to refine the geological model for the Zaaiplaats block. Drill targets have been identified and the exploration plan is focusing on improving the geological confidence within the North-eastern corner of Lower Mine and will progress towards the West as drill sites become available. Above 101 Level drilling is targeting the Area A Vaal Reef blocks adjacent to the Jersey fault and potential Blue Sky Target Vaal Reef blocks caught up within the Jersey fault zone. Below 101 Level drilling will upgrade structural confidence of the larger Lower Mine block. Some of the holes budgeted for will also be utilized for Geotechnical analysis.

A total of 8.7km of drilling amounting to ZAR24.3M have been budgeted from July 2024 to June 2025.

23.2Mineral Resource Growth Opportunities
Resource growth opportunities have been identified below 76 level. Brown Fields Exploration is required to confirm Vaal Reef blocks that are situated below 76 Level and that can potentially be accessed.Confirmation of the Jersey fault position, which is the Top Mine cut-off fault, will assist with the interpretation of the effect on the structure of the Zaaiplaats block towards the West.

A total of 2.2km of drilling amounting to ZAR4.3M have been budgeted from July 2024 to June 2025.

23.3Zaaiplaats Design and Scheduling
Zaaiplaats design and scheduling will be adjusted as new orebody information becomes available as exploration continues.

23.4Investigation of Inventory Areas
Opportunities in blocks that have been moved into inventory continues to be investigated, especially adjacent areas to current mining with synergies.

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
24References
Section 229.601(b)(96) (iii)(B) (24)
Dankert, B.T., and Hein, K.A.A., 2010. Evaluating the structural character and tectonic history of the Witwatersrand Basin. Precambrian Research 177, 1–22.

https://www.gold.org/goldhub/data/gold-prices. Accessed 22 July 2022.

Harmony. (2021, October 29). Harmony Mineral Resources and Mineral Reserves Report 2021. https://www.har.co.za/21/download/HAR-RR22.pdf

Robb, L.J., and Meyer, F., 1995. The Witwatersrand Basin, South Africa: Geological framework and mineralization processes. Ore Geology Reviews, 10(2), 67-94.

Robb, L.J., Robb, V.M., 1998. Gold in the Witwatersrand Basin. In: Wilson, M.G.C., Anhaeusser, C.R. (Eds.), The Mineral Resources of South Africa. Handbook. Council for Geoscience, 294–349.

South African Revenue Services. (2021, July 29). South African Revenue Services. Retrieved from Tax Relief Measures: https://www.sars.gov.za/media/tax-relief-measures/

Therriault, A.M., Grieve, R.A.F., Reimold, W.U., 1997. Original size of the Vredefort Structure: Implications for the geological evolution of the Witwatersrand Basin. Meteoritics and Planetary Science 32, 71–77.

Tucker, R.F., Viljoen, R.P., and Viljoen, M.J., 2016. A Review of the Witwatersrand Basin The World’s Greatest Goldfield, accessed from https:// www.researchgate.net /publication /305924249 _A_Review_of_the_Witwatersrand_Basin_-_The_World's_Greatest_Goldfield.

World Gold Council. (2024, July 12). World Gold Council, Gold Hub, Gold mine production: Gold Production by Country | Gold Production | Goldhub

Harris, D.C. (1990). The mineralogy of Gold and its relevance to Gold recoveries. Mineral Deposita, volume 25, Supplementary Eds. S3-S7

Petruk, W. (2000). Applied mineralogy in the mining industry. Amsterdam; New York, Elsevier.

Zhou, J.Y. and Gu, Y. (2008). Gold process mineralogy and its significance in Gold metallurgy. Ninth International Congress for Applied Mineralogy, Brisbane, QLD

Zhou, J.Y. and Cabri, L.J. (2004). Gold process mineralogy: Objectives, techniques, and applications. Journal o Minerals, Metals and Materials Society, volume 56, number 7

Zhou, J., Jago, B. and Martin, C. (2004). Establishing the Process mineralogy

Effective Date: June 30, 2024

Technical Report Summary for
Moab Khotsong Operations, Free State Province, South Africa
25Reliance on Information Provided by the Registrant
Section 229.601(b)(96) (iii)(B) (25)
Further to Section 24, in the preparation of this TRS, the QP and author relied entirely on information provided by various parties relating specifically to mining rights, surface rights, contractual agreements, historical operating expenditures, community relations and other matters. The work conducted by technical experts was completed under the supervision and direction of the QP. The technical experts who assisted the principal author and QP are listed in Table 25-1.

Table 25-1: Other Technical Experts

Name	Specialist	Area of Responsibility	Association / Company
JZ. van Niekerk	Section Geologist	Geological Structure model and Mineral Resources	Moab Khotsong
R Greyling	Senior Occupational Environmental Officer	Ventilation and Refrigeration	Moab Khotsong
Salmon van der Wath	Rock Engineering Manager	Geotechnical Designs	Moab Khotsong
S du Toit	Evaluation Manager	Mineral Resources	Moab Khotsong
C Hempel	Survey and Planning Manager	Reconciliation and Reporting	Moab Khotsong
M v Heerden	Senior Engineer	Technical Studies	Moab Khotsong
W Gouws	General Manager	Mining Method and Logistics	Moab Khotsong
D Roux	Senior Surveyor	Ore Reserve	Moab Khotsong
J Wall	Senior Mine Planner	Mine design and scheduling	Moab Khotsong
J Kahts	Senior Mine Planner	Mine design and scheduling	Moab Khotsong
W de Wit	Legal Counsel	Mineral rights and legal consultation	Harmony Central
C du Plessis	Plant Manager	Processing and recovery methods	Noligwa Plant
W Manana	Plant Manager	Recovery and process costs	Noligwa Plant
S Plotz	Senior Financial Manager	Cash flow analysis	Moab Khotsong
H Mashaba	Environmental Officer	Mine Closure and Rehabilitation	Harmony Central
E Rossouw	Senior Accountant	Recovery and process costs	Noligwa Plant
J Jackson	Tax Head of Department	Tax	Harmony Central
J Powell	Geostatician HOD	Estimation Model	Harmony Central
E Malaola	Manager ORM Audit and Survey	Mineral Resources and Reserves Audit	Harmony Central
LB Freese	Head of Ore Reserve Management	Mineral Resources and Reserves Audit	Harmony Central
T v Dyk	Executive: Mineral Resources and Reserves	Mineral Resources and Reserves Audit	Harmony Central

Effective Date: June 30, 2024